As filed with the Securities and Exchange Commission on December 19, 2008

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

REGISTRATION STATEMENT*

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE KOREA DEVELOPMENT BANK

(Name of Registrant)

THE REPUBLIC OF KOREA

(Name of Co-Registrant and Guarantor)

Names and Addresses of Authorized Representatives:

Kye Dong Kim or Shin Hyung Lee	Yeo Kwon Yoon
Duly Authorized Representatives in the United States of The Korea Development Bank 320 Park Avenue, 32nd Floor New York, New York 10022	Duly Authorized Representative in the United States of The Republic of Korea 335 East 45th Street New York, New York 10017

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

39th Floor, Bank of China Tower

One Garden Road

Hong Kong

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered(2)			Amount of registration fee
Debt securities, with or without warrants to purchase debt securities, and guarantees(1)	US$	4,000,000,000		US$	157,200
Guarantees of The Republic of Korea		—	(3)		—	(3)

(1)	Consists of guarantees to be issued by The Korea Development Bank in respect of obligations of other parties.
(2)	Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to The Korea Development Bank. Includes the maximum principal amount of the obligations to be guaranteed by the Registrants under the guarantees registered hereby.
(3)	The Republic of Korea may irrevocably guarantee the debt securities being registered hereby. Pursuant to Rule 457(n) of the Securities Act of 1933, no registration fee is required with respect to the guarantees.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$ US$2,437,380,000 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-132993.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	This Registration Statement also constitutes Post-Effective Amendment No. 4 to Registration Statement No. 333-132993

EXPLANATORY NOTE

This registration statement relates to US$4,000,000,000 aggregate amount of (i) debt securities (with or without warrants) of The Korea Development Bank to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering, (ii) guarantees that may be issued by The Korea Development Bank in respect of obligations of other parties on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance and (iii) guarantees that may be issued by The Republic of Korea in respect of debt securities of The Korea Development Bank on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance. The prospectus constituting a part of this registration statement relates to (i) the debt securities (with or without warrants) and guarantees to be issued by The Korea Development Bank, registered hereunder, (ii) guarantees to be issued by The Republic of Korea, registered hereunder and (iii) US$2,437,380,000 aggregate principal amount of debt securities (with or without warrants) and guarantees registered under Registration Statement No. 333-132993 (including an aggregate principal amount of US$200,000,000 of debt securities that may be sold by us from time to time in a continuous offering designated Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”))

This registration statement contains a form of prospectus supplement filed as Exhibit K-1 to this registration statement, together with the supplement to that prospectus supplement filed as Exhibit K-2 to this registration statement, to be used in connection with the sale by us of the Series C Notes in a continuous offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2008

PROSPECTUS

$4,000,000,000

The Korea Development Bank

Debt Securities

Warrants to Purchase Debt Securities

Guarantees

The Republic of Korea

Guarantees

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2008

i

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to the “Bank”, “we”, “our” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America.

All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

In connection with the adoption of Statement of Korean Financial Accounting Standards No. 21 and No. 24 commencing January 1, 2007, our financial statements and certain of our financial information as of and for the year ended December 31, 2006 have been restated to conform with the presentation of our financial statements and financial information as of and for the year ended December 31, 2007 for comparative purposes. See “The Korea Development Bank—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Notes 27 and 28”.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE KOREA DEVELOPMENT BANK

Overview

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended (the “KDB Act”). Since our establishment, we have been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. The Government owns all of our paid-in capital. Our registered office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea.

In June 2008, the Financial Services Commission announced the Government’s plan for our privatization. According to the Government’s privatization plan, the Government would transfer its ownership in us to a newly established wholly Government-owned financial holding company (the “FHC”) and we would transfer interests in our financial subsidiaries including, among others, Daewoo Securities Co., Ltd., KDB Asset Management Co., Ltd. and KDB Capital Corp., to the FHC. In addition, the Government would establish the Korea Development Fund (the “KDF”), a public policy financing vehicle, to which the Government would transfer 49% of its equity interest in the FHC. We would transfer certain of our equity holdings in non-financial companies, such as Korea Electric Power Corporation (“KEPCO”) and Hynix Semiconductor Inc., to KDF.

Under the Government’s plan, the KDF would divest such 49% equity interest in the FHC and, therefore, us to unrelated third parties by the end of 2010, as a result of which the Government would remain our controlling shareholder. The Government’s financial support to us stipulated by Article 44 of the KDB Act would remain effective for so long as the Government remains our controlling shareholder. For more information on the Government’s financial support under the KDB Act, see “—Business—Government Support and Supervision”.

Under the Government’s plan, the Government would transfer its remaining 51% equity interest in the FHC to unrelated third parties from 2011 to 2012, by which time the Government would cease to be our controlling shareholder. Under the Government’s plan, if the Government ceases to be our controlling shareholder, the Government’s financial support to us stipulated by Article 44 of the KDB Act would cease to be provided. Instead, the Government plans to provide direct guarantees for certain of our outstanding debt, which may include the notes offered hereby.

However, the implementation of the Government’s privatization plan would require amendments to the KDB Act and enactments of other necessary laws which are subject to resolution of the National Assembly. Furthermore, the timing discussed above is only preliminary and may be further delayed or changed depending on a variety of factors, such as domestic and international economic conditions. As such, the exact timing and method for our contemplated privatization have not been finalized and will be determined following consultation among the relevant Government departments and us. There can be no assurance that such privatization plan will be implemented as contemplated or that the contemplated privatization will be implemented at all. In addition, the Government’s financial support to us under the KDB Act may be discontinued in connection with the privatization and the Government may decide not to provide direct guarantees for the notes offered hereby or otherwise protect our creditworthiness.

Our primary purpose, as stated in the KDB Act, is to “furnish and administer funds for the financing of major industrial projects in order to expedite industrial development and expansion of the national economy”. We make loans available to major industries for equipment, capital investment and the development of high technology. In addition to these equipment capital loans, we make working capital loans to borrowers to whom we have extended equipment capital loans, to enterprises the capital of which has been subscribed for, or is owned by, the Government or us and to high technology companies as provided by our By-Laws.

As of June 30, 2008, we had (Won)63,512.0 billion of loans outstanding (including loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines), total assets of (Won)139,775.5 billion and total shareholders’ equity of (Won)17,410.7 billion, as compared to (Won)57,842.2 billion of loans outstanding, (Won)122,615.9 billion of total assets and (Won)18,586.7 billion of total shareholders’ equity as of December 31, 2007. For the first half of 2008, we recorded interest income of (Won)2,586.0 billion, interest expense of (Won)2,328.5 billion and net income of (Won)535.5 billion, as compared to (Won)2,060.1 billion of interest income, (Won)1,967.2 billion of interest expense and (Won)1,494.7 billion of net income for the first half of 2007. See “—Selected Financial Statement Data”.

Pursuant to the KDB Act, the Government must hold all of our paid-in capital. In addition to contributions to our capital, the Government provides direct financial support for our financing activities. The Government’s determination each fiscal year regarding the amount of financial support to extend to us, in the form of loans, guarantees or contributions to capital, plays an important role in determining our lending capacity. The Government, acting through the President of the Republic, has the power to appoint or dismiss our Governor and Chairman of the Board of Directors. In addition, the Government, acting through the Financial Services Commission, has the power to appoint and dismiss our members of the Board of Directors and Auditor. Pursuant to the KDB Act, the Financial Services Commission has supervisory power and authority over matters relating to our general business including, but not limited to capital adequacy and managerial soundness.

The Government supports our operations pursuant to Article 44 of the KDB Act. Article 44 provides that “the annual net losses of the Korea Development Bank shall be offset each year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government”. As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly.

In January 1998, the Government amended the KDB Act to:

•	subordinate our borrowings from the Government to other indebtedness incurred in our operations;

•

allow the Government to offset any deficit that arises if our reserve fails to cover our annual net losses by transferring Government-owned property, including securities held by the Government, to us; and

•	allow direct injections of capital by the Government without prior National Assembly approval.

The Government amended the KDB Act in May 1999 and the Enforcement Decree of the KDB Act, as amended (the “KDB Decree”), in March 2000, to allow the Financial Services Commission to supervise and regulate us in terms of capital adequacy and managerial soundness.

In March 2002, the Government amended the KDB Act to enable us, among other things, to:

•

obtain low-cost funds from The Bank of Korea and from the issuance of debt securities (in addition to already permitted Industrial Finance Bonds), which funds may be used for increased levels of lending to small and medium size enterprises;

•

broaden the scope of borrowers to which we may extend working capital loans to include companies in the manufacturing industry, enterprises which are “closely related” to enhancing the corporate competitiveness of the manufacturing industry and leading-edge high-tech companies; and

•	extend credits to mergers and acquisitions projects intended to facilitate corporate restructuring efforts.

In July 2005, the Government amended Article 43 of the KDB Act. The revised Article 43 provides that:

(1)	our annual net profit, after adequate allowances are made for depreciation in assets, shall be distributed as follows:

(i)	forty percent or more of the net profit shall be credited to reserve, until the reserve amounts equal the total amount of authorized capital; and

(ii)	any net profit remaining following the apportionment required under subparagraph (i) above shall be distributed in accordance with the resolution of our Board of Directors and the approval of the Minister of Strategy and Finance (formerly the Minister of Finance and Economy), provided that a certain proportion, which proportion shall be determined by resolution of our Board of Directors, shall be distributed to the person who has contributed to our paid-in capital;

(2)	accumulated amounts in reserve may be capitalized in accordance with the provisions of Presidential Decree; and

(3)	any distributions made in accordance with paragraph (1)(ii) above may be in the form of cash dividends or dividends in kind, provided that any distributions of dividends in kind must be made in accordance with applicable provisions of Presidential Decree.

The revised Article 43, as filed as an exhibit to the registration statement no. 333-111608, was effective as of January 1, 2006.

The Minister of Strategy and Finance of the Republic has, on behalf of the Republic, signed the registration statement of which this prospectus forms a part.

In February 2008, the Government further amended the KDB Act, primarily to transfer most of the Government’s supervisory authority over us from the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) to the Financial Services Commission. Under amended Article 43 of the KDB Act, the Minister of Strategy and Finance, in approving the distribution of our net profit, must consider the effect of such distribution on our managerial soundness and our effective business performance, among other things, and must consult in advance with the Financial Services Commission regarding such distribution.

Capitalization

As of June 30, 2008, our authorized capital was (Won)10,000 billion and capitalization was as follows:

	June 30, 2008(1)
	(billions of won)
	(unaudited)
Long-term debt:
Won currency borrowings	(Won)	4,096.2
Industrial finance bonds		38,991.8
Foreign currency borrowings		4,274.6

Total long-term debt		47,362.6	(2)(3)

Capital:
Paid-in capital		8,241.9
Capital surplus		44.4
Retained earnings		7,387.2
Accumulated other comprehensive gain(4)		1,737.3

Total capital		17,410.7

Total capitalization	(Won)	64,733.3

(1)	Except as disclosed in this prospectus, there has been no material adverse change in our capitalization since June 30, 2008.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,043.4 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on June 30, 2008.

(3)	As of June 30, 2008, we had contingent liabilities totaling (Won)15,059.2 billion under outstanding guarantees issued on behalf of our clients.
(4)	Previously classified as capital adjustments. Effective January 1, 2007, we adopted a set of new accounting standards issued by the Korea Accounting Standard Board. See “—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2” and “—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of June 30, 2008 and 2007—Note 2”.

Business

Purpose and Authority

Since our establishment, we have been the leading bank in the Republic in providing long-term financing for projects designed to assist the nation’s economic growth and development.

Under the KDB Act, the KDB Decree and our By-Laws, our primary purpose is to “furnish and administer funds for the financing of major industrial projects in order to expedite industrial development and expansion of the national economy”. Since we serve the public policy objectives of the Government, we do not seek to maximize profits. We do, however, strive to maintain a level of profitability to strengthen our equity base and support growth in the volume of our business.

Under the KDB Act, we may:

•	provide equipment capital loans with maturities of more than one year to major industries;

•	provide working capital loans to high technology industries as well as our existing borrowers of equipment capital loans;

•	issue guarantees for the benefit of projects that we have the authority to finance;

•	make equity investments in Korean corporations engaged in activities that we have the authority to finance or that are designated by the Government;

•

subscribe to, underwrite, invest in or guarantee corporate debentures, including debentures issued by non-corporate special juridical persons established by special laws of the Republic, issued to finance major industrial projects or debt securities or debentures issued by public institutions;

•	engage in debt securities dealing activities in the secondary market;

•	accept some types of time and savings deposits from the general public;

•	accept demand deposits from existing corporate customers, central and local governments and entities designated by Presidential decree;

•	underwrite or invest in stocks of Government-owned corporations carrying out major industrial projects;

•	execute foreign exchange transactions, including currency and interest swap transactions;

•	provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises; and

•	carry out other businesses incidental to the foregoing.

Government Support and Supervision

The Government owns all of our paid-in capital, as required by the KDB Act. On February 20, 2000, the Government contributed (Won)100 billion in cash to our capital. On December 29, 2000, we reduced our paid-in capital by (Won)959.8 billion to offset our expected net loss for the year. To compensate for the resulting deficit under the KDB Act, on June 20, 2001, the Government contributed (Won)3 trillion in the form of shares of common stock of the Korea Electric Power Corporation (“KEPCO”) to our capital. On December 29, 2001, the Government contributed (Won)50 billion in cash to our capital. On August 13, 2003, the Government contributed (Won)80 billion in cash to our capital to support our existing fund for facilitating the Republic’s regional economies. On April 30, 2004, the Government contributed (Won)1 trillion in the form of shares of common stock of KEPCO and Korea Water Resources Corporation to our capital to support our lending to small-and medium-sized companies and to compensate for our contribution to LG Card Ltd. in the form of loans, cash injections and debt-for-equity swaps. Taking into account these capital contributions and reduction, as of June 30, 2008, our total paid-in capital was (Won)8,241.9 billion. See “—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of June 30, 2008 and 2007—Note 15”.

In addition to capital contributions, the Government directly supports our financing activities by:

•	lending us funds to on-lend;

•	allowing us to administer Government loans made from a range of special Government funds;

•	allowing us to administer some of The Bank of Korea’s surplus foreign exchange holdings; and

•	allowing us to receive credit from The Bank of Korea.

The extent of the Government’s yearly financial support, in the form of loans, guarantees or contributions to capital, helps determine our lending capacity.

The Government also supports our operations pursuant to Articles 43 and 44 of the KDB Act. Article 43 provides that “the annual net profit of the Korea Development Bank, after adequate allowances are made for depreciation in assets, shall be totally transferred to reserve” and that accumulated amounts in reserve may be capitalized in accordance with the provisions of the KDB Decree. Article 44 provides that “the net losses of the Korea Development Bank shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government”.

As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and the guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly.

The Government closely supervises our operations in the following ways:

•	the President of the Republic appoints our Governor and Chairman of the Board of Directors upon the recommendation of the Financial Services Commission;

•	the Financial Services Commission appoints our Deputy Governor and Executive Directors upon the recommendation of our Governor;

•	one month prior to the beginning of each fiscal year, we must submit our proposed program of operations for the fiscal year to the Financial Services Commission;

•	the Financial Services Commission must approve our operating manual, which sets out guidelines for all principal operating matters, including the range of permitted financings;

•

the Financial Services Commission has broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Financial Services Commission may issue any orders deemed necessary to enforce the KDB Act;

•

the Financial Services Commission may supervise our operations to ensure managerial soundness based upon the KDB Decree and the Bank Supervisory Regulations of the Financial Services Commission and may issue orders deemed necessary for such supervision;

•	the National Assembly receives our annual report within four months after the end of each fiscal year outlining our operations and analyzing our activities; and

•	we may amend our By-Laws only with the approval of the Financial Services Commission.

In addition, the conditions of the IMF aid package stated that domestic banks in the Republic, including us, should undergo external audits from internationally recognized accounting firms. Accordingly, we have had our annual financial statements for years commencing 1998 audited by an external auditor. See “—Financial Statements and the Auditors” and “Experts”.

Pursuant to our most recently approved program of operations, we expect to support the reform and restructuring of the Republic’s economic and industrial structure, including financing of promising small and medium sized enterprises, providing export finance and encouraging investments in infrastructure necessary to promote consumer demand and industrial reorganization.

Selected Financial Statement Data

Results of Operation

You should read the following financial statement data together with the financial statements and notes included in this prospectus:

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(billions of won) (audited)					(unaudited)
Income Statement Data
Total Interest Income	2,821.4	2,847.1	3,029.2	3,650.5	4,479.0	2,060.1	2,586.0
Total Interest Expenses	2,684.8	2,528.9	2,598.2	3,294.3	4,238.4	1,967.2	2,328.5
Net Interest Income	136.6	318.3	431.0	356.2	240.7	92.9	257.5
Operating Revenues	7,751.9	13,380.8	10,730.4	11,806.4	12,578.7	5,925.1	15,218.1
Operating Expenses	8,233.1	13,120.2	10,503.7	11,230.5	11,437.0	4,843.7	14,812.2
Net Income (Loss)	166.9	1,078.2	2,421.7	2,100.8	2,047.6	1,494.7	535.5

	As of December 31,					As of June 30, 2008
	2003	2004	2005	2006	2007
	(billions of won) (audited)					(unaudited)
Balance Sheet Data
Total Loans(1)	48,652.9	46,877.9	50,490.3	51,392.9	57,842.2	63,512.0
Total Borrowings(2)	70,095.8	70,582.4	75,304.1	81,158.2	93,954.4	102,524.3
Total Assets	89,263.2	92,684.7	96,510.7	104,523.3	122,615.9	139,775.5
Total Liabilities	81,860.3	81,964.2	81,765.7	88,017.1	104,029.2	122,364.8
Shareholder’s Equity	7,402.9	10,720.5	14,745.0	16,506.2	18,586.7	17,410.7

(1)	These figures include loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.
(2)	Total Borrowings include deposits, call money, borrowings and industrial finance bonds.

Six Months Ended June 30, 2008

For the six months ended June 30, 2008, we had net income of (Won)535.5 billion compared to net income of (Won)1,494.7 billion for the six months ended June 30, 2007.

Principal factors for the decrease in net income for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 included:

•

a decrease in net gains on disposal of securities to (Won)203.7 billion in the six months ended June 30, 2008 from (Won)834.6 billion in the same period of 2007, primarily because we had realized gains of (Won)892.5 billion in the six months ended June 30, 2007 from the disposal of LG Card, whereas we did not have any such large disposals in the six months ended June 30, 2008; and

•

a decrease in net valuation gains on equity method investees to (Won)240.5 billion in the six months ended June 30, 2008 from (Won)843.4 billion in the same period of 2007, primarily because we had losses of (Won)6.7 billion from our equity method investment in KEPCO in the six months ended June 30, 2008 compared to gains of (Won)445.6 billion in the same period of 2007.

The above factors were partially offset by a decrease in income tax expense to (Won)109.2 billion in the six months ended June 30, 2008 from (Won)430.2 billion in the same period of 2007.

2007

We had net income of (Won)2,047.6 billion in 2007 compared to net income of (Won)2,100.8 billion in 2006.

Principal factors for the net income in 2007 included:

•	valuation gains on equity method investees of (Won)1,476.0 billion, primarily due to gains from investments in KEPCO and Daewoo Securities Co., Ltd.;

•	gains on disposal of securities under the equity method of (Won)896.5 billion, primarily due to gains from the sale of our equity interest in LG Card;

•	fees and commissions income of (Won)301.3 billion, primarily from bond underwriting, consulting and project financing activities; and

•	gains on disposal of available-for-sale securities of (Won)279.3 billion, primarily due to gains from the sale of our equity interest in LG Card, SK Networks and STX Pan Ocean.

The above factors were partially offset by (1) income tax expense of (Won)558.6 billion and (2) provision for loan losses of (Won)171.1 billion. The provision for loan losses in 2007 reflected an increase in required minimum provisioning ratio for loans classified as normal from 0.7% to 0.85%, (and for companies in some industries, to 0.9%) at the end of 2007.

2006

We had net income of (Won)2,100.8 billion in 2006 compared to net income of (Won)2,421.7 billion in 2005.

Principal factors for the net income in 2006 included:

•	valuation gains on equity method investees of (Won)1,527.3 billion, primarily due to gains from investments in KEPCO, Hynix Semiconductor and LG Card;

•	net interest income of (Won)356.2 billion, reflecting interest income of (Won)3,650.5 billion and interest expense of (Won)3,294.3 billion;

•	fees and commission income of (Won)246.7 billion, primarily from bond underwriting, consulting and project financing activities;

•	gains on disposal of available-for-sale securities of (Won)194.5 billion, primarily due to gains from the sale of our equity interest in Hyundai Engineering and Construction; and

•	dividend income of (Won)97.4 billion, primarily due to dividend payments from Industrial Bank of Korea.

The above factors were partially offset by net loss on foreign currency transactions of (Won)279.8 billion.

The overall statutory income tax rate applicable to us is 27.5%. We paid tax in the amount of (Won)5.2 billion in 2006 because deferred tax effect amounting to (Won)304.3 billion from our tax loss under the tax accounting in 2003 was recognized as deferred assets and adjusted to net income for the year ended December 31, 2006.

Provisions for Possible Loan Losses and Loans in Arrears

We establish provisions for possible losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. As of June 30, 2008, we established provisions of (Won)808.1 billion for possible loan losses and bad debt securities, 3.6% higher than the provisions as of December 31, 2007, and (Won)67.2 billion for doubtful accounts relating to foreign exchange, guarantees and other assets, representing a 14.1% increase from December 31, 2007. As of December 31, 2007, we established provisions of (Won)780.0 billion for possible loan losses and bad debt securities, 26.5% higher than the provisions as of December 31, 2006, and (Won)59.0 billion for doubtful accounts relating to foreign exchange, guarantees and other assets, representing a 34.9% increase from December 31, 2006.

Certain of our customers have restructured loans with their creditor banks. As of June 30, 2008, we have provided loans of (Won)360.9 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of (Won)189.1 billion following debt-equity swaps. As of June 30, 2008, we had established provisions of (Won)81.8 billion for possible loan losses. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

Financial Services Commission guidelines classify loans into five categories; provisions are made in accordance with ratios applicable to each category. Effective December 31, 2007, the Financial Services Commission adopted more stringent definitions for the relevant loan categories which more closely follow international standards. Under the revised definitions, loans are categorized as follows:

Normal	Credits extended to customers which, in consideration of their business and operations, financial conditions and future cash flows, do not raise concerns regarding their ability to repay the credits. 0.85% or more reserves required (0.9% for companies in certain industries).

Precautionary	Credits extended to customers (1) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have potential risks with respect to their ability to repay the credits in the future, although there have not occurred any immediate risks of default in repayment; or (2) which are in arrears for one month or more but less than three months. 7.0% or more reserves required.

Substandard	(1) Credits extended to customers, which in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred considerable risks for default in repayment as the customers’ ability to repay has deteriorated; or (2) that portion which is expected to be collected of total credits (a) extended to customers which have been in arrears for three months or more, (b) extended to customers which are judged to have incurred serious risks due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses or (c) of “Doubtful Customers” or “Expected-loss Customers” (each as defined below). 20.0% or more reserves required.

Doubtful	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Doubtful Customers”) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred serious risks of default in repayment due to noticeable deterioration in their ability to repay; or (2) customers which have been in arrears for three months or more but less than twelve months. 50.0% or more reserves required.

Expected Loss	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Expected-loss Customers”), which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay; (2) customers which have been in arrears for twelve months or more; or (3) customers which are judged to have incurred serious risks of default in repayment due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses. 100.0% reserves required.

The following table provides information on our loan loss provisions.

	As of December 31, 2005(1)					As of December 31, 2006(1)					As of December 31, 2007(1)					As of June 30, 2008(1)
	Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions		Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions		Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions		Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions
	(in billions of won, except percentages)
Normal	(Won)	41,794.8	0.5%	(Won)	261.4	(Won)	41,872.9	0.7%	(Won)	331.3	(Won)	48,833.0	0.85%	(Won)	437.3	(Won)	54,589.7	0.85%	(Won)	487.9
Precautionary		996.8	2.0%		150.3		940.7	7.0%		117.4		436.8	7.0%		60.3		226.2	7.0%		25.9
Substandard		430.0	20.0%		116.8		415.9	20.0%		114.9		619.3	20.0%		254.1		551.3	20.0%		184.6
Doubtful		5.2	50.0%		2.6		18.4	50.0%		10.3		3.4	50.0%		2.1		5.4	50.0%		3.1
Expected Loss		108.4	100.0%		108.4		42.7	100.0%		42.7		26.2	100.0%		26.2		106.5	100.0%		106.5
Others(2)		10,542.1	—		—		8,065.9	—		—		7,893.1	—		—		8,008.5	—		—

Total	(Won)	53,877.3		(Won)	639.5	(Won)	51,356.5		(Won)	616.6	(Won)	57,811.8		(Won)	780.0	(Won)	63,487.6		(Won)	808.1

(1)	These figures include loans, guarantees, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.
(2)	Includes loans guaranteed by the Government.

As of June 30, 2008, our delinquent loans totaled (Won)663.2 billion, representing 1.1% of our outstanding loans and guarantees as of such date. On June 30, 2008, our legal reserve was (Won)6,796.7 billion, representing 7.5% of our outstanding loans and guarantees as of such date.

Loans to Financially Troubled Companies

We have credit exposure (including loans, guarantees and equity investments) to a number of financially troubled Korean companies including Pantech Co., Daewoo Electronics, Wooyoung, HK Corporation and Dongwon Paper. As of June 30, 2008, our credit extended to these companies totaled (Won)292.5 billion, accounting for 0.2% of our total assets as of such date.

As of June 30, 2008, our exposure (including loans classified as substandard and equity investment classified as estimated loss) to Pantech decreased to (Won)101.6 billion from (Won)161.7 billion as of December 31, 2007 mainly due to its repayment of loans. As of June 30, 2008, our exposure to Daewoo Electronics remained relatively unchanged at (Won)68.3 billion compared to (Won)68.4 billion as of December 31, 2007. We downgraded the classification of our exposure to Wooyoung, a manufacturer of backlight units used in TFT-LCD monitors, from special attention to substandard, following our evaluation of its financial condition and operating results in June 2008. As of June 30, 2008, our exposure to Wooyoung was (Won)59.2 billion. As of June 30, 2008, our exposure to HK Corporation remained relatively unchanged at (Won)35.1 billion compared to (Won)35.0 billion as of December 31, 2007. We downgraded the classification of our exposure to Dongwon Paper, a paper manufacturer, from normal to substandard, following our evaluation of its financial condition and operating results in June 2008. As of June 30, 2008, our exposure to Dongwon Paper was (Won)28.2 billion.

In addition, as of June 30, 2008, our exposure to BOE HYDIS Technology decreased to (Won)4.8 billion from (Won)68.4 billion as of December 31, 2007 due to its repayment of loans. In addition, we upgraded the classification of our exposure to BOE HYDIS Technology from substandard to special attention, following our evaluation of its financial condition and operating results in June 2008. As of June 30, 2008, our exposure to Daihan Eunpakgy decreased to (Won)18.6 billion from (Won)19.4 billion as of December 31, 2007 mainly due to repayment of its loans.

As of June 30, 2008, we established provisions of (Won)46.8 billion for our exposure to Pantech, (Won)13.7 billion for Daewoo Electronics, (Won)31.2 billion for Wooyoung, (Won)13.7 billion for Daewoo Electronics, (Won)17.2 billion for HK Corporation and (Won)15.9 billion for Dongwon Paper.

In addition to our loans in Korea, as of June 30, 2008, we had loans totaling approximately US$17.3 million outstanding to Indonesian entities. We classified US$12.4 million of such loans as normal and US$4.9 million of such loans as special attention. As of June 30, 2008, we did not have any equity investments in Indonesian entities.

For the six months ended June 30, 2008, we did not sell any non-performing loans to the Korea Asset Management Corporation, or KAMCO.

Operations

Loan Operations

We mainly provide equipment capital loans and working capital loans to private Korean enterprises that undertake major industrial projects. The loans generally cover over 50%, and in some cases as much as 100%, of the total project cost. Equipment capital loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. All loans for equipment must be for more than one year. We may extend working capital loans to entities to whom we made equipment capital loans or provided guarantees, to enterprises partly or wholly owned by the Government or by us and to small- and medium-sized companies engaged in the high technology business.

We disburse loan proceeds in installments to ensure that the borrower uses the loan for its intended purpose. The KDB Act requires monitoring of the projects or enterprises to which we extend loans or in which we invest and authorizes us to assign our own personnel to a borrower in need of management assistance.

Before approving a loan, we consider:

•	the economic benefits of the project to the Republic;

•	the extent to which the project serves priorities established by the Government’s industrial policy;

•	the project’s operational feasibility;

•	the loan’s and the project’s profitability; and

•	the quality of the borrower’s management.

We generally charge interest of up to 6.5% over our prime rate, although we provide a discount between 0.3% and 0.8% to credit-constrained small- and medium-sized companies. We adjust the prime rate monthly. The spread depends on the purpose of the loan, maturity date and the borrower’s credit ratings. Certain loans bear interest at below market rates. Equipment capital loans generally have original maturities of five to ten years, although we occasionally make equipment capital loans with longer maturities. Working capital loans usually mature within two years.

We generally obtain collateral valued in excess of the original loan from large companies and up to the value of the loan from small- and medium-sized companies. Depending on the type of borrower and loan, the collateral may be equipment purchased with the loan proceeds, industrial plants, real estate and marketable securities. We appraise the value of our collateral at least once a year.

The following table sets out, by currency and category of loan, our total outstanding loans:

Loans(1)

	December 31,			June 30, 2008
	2005	2006	2007
	(billions of won)
Equipment Capital Loans:
Domestic Currency	10,700.0	11,136.9	14,669.3	16,473.6
Foreign Currency(2)	10,530.9	9,688.2	12,037.8	14,623.3

	21,230.9	20,825.1	26,707.1	31,096.9
Working Capital Loans:
Domestic Currency	7,449.0	7,311.2	9,895.3	11,139.3
Foreign Currency(2)	1,990.3	2,548.1	2,756.9	2,869.4

	9,439.3	9,859.3	12,652.2	14,008.7

Total Loans	30,670.2	30,684.4	39,359.3	45,105.6

(1)	Includes loans extended to affiliates.
(2)	Includes loans disbursed and repayable in Won, the amounts of which are based upon an equivalent amount of foreign currency. This type of loan totaled (Won)4,403.3 billion as of December 31, 2005, (Won)3,695.9 billion as of December 31, 2006, (Won)3,130.5 billion as of December 31, 2007 and (Won)3,458.0 billion as of June 30, 2008. See “—Operations—Loan Operations—Loans by Categories—Local Currency Loans Denominated in Foreign Currencies”.

As of June 30, 2008, we had (Won)45,105.6 billion in outstanding loans, representing a 14.6% increase from December 31, 2007.

Maturities of Outstanding Loans

The following table categorizes our outstanding loans by their remaining maturities:

Outstanding Loans by Remaining Maturities(1)

	December 31,			June 30, 2008	As % of June 30, 2008 Total
	2005	2006	2007
	(billions of won, except percentages)
Loans with Remaining Maturities of Less Than One Year	8,607.2	9,663.1	12,228.1	13,639.3	30.2%
Loans with Remaining Maturities of One Year or More	22,063.0	21,021.3	27,131.3	31,466.3	69.8%

Total	30,670.2	30,684.4	39,359.4	45,105.6	100.0%

(1)	Includes loans extended to affiliates.

Loans by Industrial Sector

The following table sets out the total amount of our outstanding loans, categorized by industry sector:

Outstanding Loans by Industry Sector(1)

	December 31,			June 30, 2008	As % of June 30, 2008 Total
	2005	2006	2007
	(billions of won, except percentages)
Manufacturing	16,954.5	16,298.0	22,807.1	23,392.2	51.9%
Transportation and Communication	3,220.8	3,420.5	2,878.5	5,217.2	11.6%
Electric, Gas and Water Supply Industry	979.5	685.6	4,196.7	2,649.1	5.8%
Banking and Insurance	2,701.2	2,390.9	1,807.3	2,798.7	6.2%
Public Administration and National Defense	2,864.0	2,441.1	2,561.3	1,852.6	4.1%
Others	3,950.2	5,448.2	5,108.4	9,195.8	20.4%

Total	30,670.2	30,684.4	39,359.3	45,105.6	100.0%

Percentage increase (decrease) from previous period	0.1%	0.05%	16.3%

(1)	Includes loans extended to affiliates.

The manufacturing sector accounted for 51.9% of our outstanding loans as of June 30, 2008, and for 54.0% of our outstanding loans as of December 31, 2007. Loans related to the manufacture of metal products, machinery and equipment accounted for 25.5% of our total outstanding loans, and loans related to the manufacture of chemical, petroleum, coal, rubber and plastic products for 12.8%.

The Small Business Corporation was our single largest borrower as of June 30, 2008, accounting for 3.4% of our outstanding loans. As of June 30, 2008, our five largest borrowers accounted for 12.4% of our outstanding loans and the 20 largest borrowers for 26.5%. The following table breaks down the loans to our 20 largest borrowers outstanding as of June 30, 2008 by industry sector:

20 Largest Borrowers by Industry Sector

As % of June 30, 2008 Total Outstanding Loans
Manufacturing	37.2%
Transportation and Communication	16.2%
Electricity and Waterworks	13.3%
Public Administration and National Defense	12.7%
Financing, Insurance and Business Services	6.1%
Real estate	2.4%
Others	12.1%

Total	100.0%

The following table categorizes the new loans made by us by industry sector:

New Loans by Industry Sector

	Year Ended December 31,			Six Months Ended June 30, 2008	As % of Six Months Ended June 30, 2008 Total
	2005	2006	2007
	(billions of won, except percentages)
Manufacturing	6,324.4	7,243.8	9,915.6	5,889.5	38.6%
Transportation and Communication	1,491.7	1,316.6	1,500.0	1,363.5	8.9%
Electricity and Waterworks	1,284.5	1,329.5	1,479.7	155.2	1.0%
Financing, Insurance and Business Services	2,490.2	2,500.1	1,807.4	2,741.7	18.0%
Others	228.3	689.6	1,768.9	5,093.9	33.4%

Total	11,819.1	13,079.6	16,471.6	15,243.8	100.0%

Percentage increase (decrease) from previous period	13.4%	10.7%	25.9%	(4.5)%

Loans by Categories

In addition to dividing our loans into equipment capital and working capital loans, we classify loans into several groupings, the most important being:

•	industrial fund loans;

•	foreign currency loans;

•	local currency loans denominated in foreign currencies;

•	offshore loans in foreign countries; and

•	government fund loans.

See “—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of June 30, 2008 and 2007—Note 5” for more information on the types of credit extended by us and the amounts of each type outstanding as of June 30, 2008.

The following table sets out loans by categories as of June 30, 2008:

	Equipment Capital Loans(1)		Working Capital Loans(1)
	June 30, 2008%		June 30, 2008%
	(billions of won, except percentages)
Industrial fund loans	12,953.6	41.7%	9,921.8	70.8%
Foreign currency loans	7,132.6	22.9%	2,259.4	16.1%
Local currency loans denominated in foreign currencies	2,869.0	9.2%	589.0	4.2%
Offshore loans in foreign currencies	2,856.5	9.2%		0.0%
Government fund loans	804.5	2.6%	195.9	1.4%
IBRD loans	1,765.2	5.7%		0.0%
Overdraft		0.0%	116.2	0.8%
Others	2,715.5	8.7%	926.4	6.6%

Total	31,096.9	100.0%	14,008.7	100.0%

(1)	Includes loans extended to affiliates totaling (Won)12,243.5 billion.

Industrial Fund Loans. Industrial fund loans are equipment capital and working capital loans denominated in Won to borrowers in major industries to finance equipment and facilities.

We currently make equipment capital industrial fund loans at floating rates for terms of up to 20 years and for up to 100% of the equipment cost being financed. We make working capital industrial fund loans at floating rates and in amounts constituting up to 40% of the borrower’s estimated annual sales.

Foreign Currency Loans. We extend loans denominated in U.S. dollars, Japanese yen or other foreign currencies principally to finance the purchase of industrial equipment from abroad or the implementation of overseas industrial development projects by Korean companies. We make these loans at floating interest rates with original maturities, in the case of equipment capital foreign currency loans, of up to 20 years and, in the case of working capital foreign currency loans, of up to two years.

Local Currency Loans Denominated in Foreign Currencies. We make local currency loans denominated in foreign currencies for the same purposes, and to the same borrowers, as foreign currency loans. Although we denominate the loans in foreign currency, the borrower receives and repays the loans in Won based on foreign exchange rates at the time of receipt and repayment. We currently make loans of this type at floating interest rates, with original maturities, in the case of equipment capital loans, of up to 20 years and, in the case of working capital loans, of up to two years.

Offshore Loans in Foreign Currencies. We extend offshore loans in foreign currencies to finance:

•	the purchase of industrial equipment and the implementation of overseas industrial projects by overseas subsidiaries and branches of Korean companies; and

•	the overseas industrial development projects of foreign government entities, international organizations and foreign companies.

We make these loans at floating interest rates with original maturities, in the form of equipment capital foreign currency loans, of up to 20 years.

Government Fund Loans. We make government fund loans primarily to finance:

•	water supply and drainage facilities;

•	the Seoul and Busan subway systems;

•	small tourist facilities;

•	rural and coastal electricity facilities;

•	hospitals; and

•	other facilities.

Government fund loans require approval by the appropriate Government ministry. We currently make government fund loans in Won at fixed interest rates with original maturities, in the case of equipment capital loans, of seven to 35 years and, in the case of working capital loans, of up to three years.

Other Loans. We also make special purpose fund loans for particular industries or projects using funds lent to us by the Government and foreign financial institutions. The Government funds that finance these loans include, among others:

•	the Petroleum Business Fund (energy conservation projects and alternate fuel development projects);

•	the Tourism Promotion Fund (hotel and resort projects); and

•	the Special Industry Supporting Fund (defense projects).

We also make special purpose fund loans from money received from the World Bank, the ADB, other multinational agencies and foreign financial institutions. For further information relating to such loans, see “—Sources of Funds” and “—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of June 30, 2008 and 2007—Note 5”.

Guarantee Operations

We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions. The KDB Act and our By-Laws limit the aggregate amount of our industrial finance bond obligations and guarantee obligations. See “—Sources of Funds”.

We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and marketable securities.

The following table shows our outstanding guarantees:

Guarantees Outstanding

	As of December 31,			As of June 30, 2008
	2005	2006	2007
	(billions of won)
Acceptances	402.4	373.0	275.7	266.6
Guarantees on local borrowing	211.1	316.4	384.1	482.0
Guarantees on foreign borrowing	8,039.7	7,948.2	11,330.6	14,281.9
Letter of guarantee for importers	35.7	42.5	39.3	23.7

Total	8,688.9	8,680.1	12,029.7	15,054.2

On November 13, 2002, we entered into a guarantee agreement with KEPCO with respect to certain of KEPCO’s debt securities in connection with KEPCO’s restructuring and privatization. Pursuant to the guarantee agreement, we issued in February 2003 our guarantee to holders of KEPCO’s Yankee and Global debt securities with final maturities ranging from 2003 to 2096 (although our guarantee obligations only run through 2016) in an aggregate principal amount of approximately (Won)3.3 trillion, based on exchange rates prevailing on the guarantee issuance date, February 25, 2003, and we issued in April 2003 our guarantee to holders of KEPCO’s Eurobonds with final maturities ranging from 2004 to 2007 in an aggregate principal amount of approximately (Won)0.9 trillion, based on exchange rates prevailing on the guarantee issuance date, April 29, 2003. In addition, we issued in February 2004 our guarantee to holders of KEPCO debt securities denominated in Japanese Yen with final maturities ranging from 2005 to 2006 in an aggregate principal amount of approximately (Won)0.9 trillion, based on exchange rates prevailing on the guarantee issuance date, February 10, 2004. The guarantees described above constitute full, irrevocable and unconditional guarantees, on an unsecured and unsubordinated basis, in respect of the principal, interest and other payments due with respect to those debt obligations. KEPCO paid and will continue to pay us an annual guarantee fee of 0.05% of (i) the aggregate outstanding principal amount of all issues of debt securities that will be covered by the benefit of our guarantee and (ii) the sum of all interest payments due on such debt securities from the date of calculation until the earlier of their maturity or their stated redemption date.

We currently own approximately 30.0% of the outstanding shares of common stock of KEPCO, and the Government, which owns all of our paid-in capital, owns an additional 21.1% of such shares.

Investments

We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the Government specifically instructs us to do so. Although generally a long-term investor, we sell investments from time to time. In recent years, sales resulted principally from the Government’s privatization program, and we expect to continue such sales in the future. Our equity investments decreased to (Won)25,435.7 billion as of June 30, 2008 from (Won)26,944.1 billion as of December 31, 2007, principally as a result of valuation losses on capital stock of KEPCO and Daewoo Securities. Our equity investments increased to (Won)26,944.1 billion as of December 31, 2007 from (Won)24,722.6 billion as of December 31, 2006, principally as a result of valuation gains on capital stock of KEPCO and Daewoo Securities.

To support the Government’s policy of helping credit-constrained small- and medium-sized companies, we allocated (Won)300 billion and (Won)350 billion for 2006 and 2007, respectively, for investment in promising small- and medium-sized companies and invested (Won)272.5 billion and (Won)249.7 billion in 184 and 160 companies in 2006 and 2007, respectively.

The KDB Act and our By-Laws provide that the cost basis of our total equity investments may not exceed twice the sum of our paid-in capital and our reserve from profit. In addition, pursuant to the KDB Decree, we may not acquire equity securities of a single company in excess of 15% of its entire voting shares. The 15% limit, however, does not apply to certain investments, including those in Government-controlled companies financed by capital contributions from the Government. As of June 30, 2008, the cost basis of our equity investments subject to restriction under the KDB Act and our By-Laws totaled (Won)9,600.5 billion, equal to 31.9% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see “—Financial Statements and the Auditors”.

The following table sets out our equity investments by industry sector on a book value basis as of June 30, 2008:

Equity Investments

Book Value as of June 30, 2008
(billions of won)
Electricity & Waterworks	10,258.7
Construction	3,727.4
Finance and Insurance	4,210.8
Rea Estate Business	1,330.6
Wholesale & Retail Business	920.9
Transportation	497.7
Others	4,489.6

Total	25,435.7

As of June 30, 2008, we held total equity investments, on a book value basis, of (Won)12,894.3 billion in three of our five largest borrowers and (Won)16,068.4 billion in 15 of our 20 largest borrowers. We have not established a policy addressing loans to enterprises in which we hold equity interests or equity interests in enterprises to which we have extended loans.

When possible, we use the prevailing market price of a security to determine the value of our interest. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition. With respect to our equity interests in enterprises in which we hold more than 15% of interest, we value these investments annually, with certain exceptions, on a net asset value basis when the investee company releases its financial statements. As of June 30, 2008, the aggregate value of our equity investments accounted for approximately 155.2% of their aggregate cost basis.

As part of our investment activities, we underwrite straight and convertible bond issuances in Won for domestic corporations. We also invest in municipal bonds, extending funds to municipalities at subsidized interest rates, mostly to finance water supply and drainage infrastructure projects.

Other Activities

We engage in a range of industrial development activities in addition to providing loans and guarantees, including:

•	conducting economic and industrial research;

•	performing engineering surveys;

•	providing business analyses and managerial assistance; and

•	offering trust services.

As of June 30, 2008, we held in trust cash and other assets totaling (Won)12,498.6 billion, and we generated in the first half of 2008 trust fee income equaling (Won)6.3 billion. As of December 31, 2007, we held in trust cash and other assets totaling (Won)15,049.0 billion, and we generated in 2007 trust fee income equaling (Won)16.5 billion. Pursuant to Korean law, we segregate trust assets from our other assets; trust assets are not available to satisfy claims of our depositors or other creditors. Accordingly, we account for our trust accounts separately from our banking accounts. However, if the income from our trust operations fails to generate the guaranteed minimum rate of return on some of our money trusts, we are responsible for covering the deficit either from previously established provisions in our trust accounts or by a transfer from our banking accounts. We have transferred (Won)272.5 billion, (Won)617.3 billion, (Won)665.5 billion and (Won)400.8 billion in 2005, 2006, 2007 and in the first half of 2008, respectively, from our banking accounts to cover deficits in our trust accounts. Surplus funds generated by the trust assets may be deposited into our banking accounts and earn interest. We reflect trust fees earned by us on our trust account management services as other operating revenues in the income statement of the banking accounts.

Sources of Funds

In addition to our capital and reserves, we obtain funds primarily from:

•	borrowings from the Government;

•	issuances of bonds in the domestic and international capital markets;

•	borrowings from international borrowings from The Bank of Korea; and

•	deposits.

All of our borrowings are unsecured.

Borrowings from the Government

We borrow from the Government’s general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from three to 35 years. We incur special purpose loans, principally from the Petroleum Business Fund, the Tourism Promotion Fund and the Special Industry Supporting Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

The following table sets out our Government borrowings as of June 30, 2008:

As of June 30, 2008
Type of Funds Borrowed
(billions of won)
General Purpose	1,032.3
Special Purpose	1,950.0

Total	2,982.3

Domestic and International Capital Markets

We issue industrial finance bonds both in Korea and abroad, some of which the Government directly guarantees. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

The following table sets out the outstanding balance of our industrial finance bonds as of June 30, 2008:

As of June 30, 2008
Outstanding Balance
(billions of won)
Denominated in Won	43,180.4
Denominated in Other Currencies	18,151.7

Total	61,332.1

The KDB Act provides that the aggregate outstanding principal amount of our industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of our on-balance sheet and off-balance sheet guarantee obligations, other than those excepted by statute, may not exceed 30 times the sum of our paid-in capital and our reserve from profit. As of June 30, 2008, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of June 30, 2008) was (Won)90,569.3 billion, equal to 20.1% of our authorized amount under the KDB Act, which was (Won)451,158.0 billion.

Foreign Currency Borrowings

We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of five to ten years. We also borrow from the World Bank, the ADB and other similar supranational institutions to fund special projects, with terms linked to the related loans we extend. As of June 30, 2008, the outstanding amount of our foreign currency borrowings was US$13.8 billion.

Our long term and short term foreign currency borrowings increased to (Won)14,431.0 billion as of June 30, 2008 from (Won)12,785.0 billion as of December 31, 2007.

Deposits

We take demand deposits and time and savings deposits. We accept demand deposits offering interest rates ranging from zero to one percent only from enterprises to which we have extended credit, the central and local governments, and other persons as specified by Presidential decree. We may accept time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of June 30, 2008, demand deposits held by us totaled (Won)914.5 billion and time and savings deposits held by us totaled (Won)6,918.7 billion.

Debt

Debt Repayment Schedule

The following table sets out our principal repayment schedule as of June 30, 2008:

Debt Principal Repayment Schedule

	Maturing on or before June 30,
Currency(1)(2)	2009	2010	2011	2012	Thereafter
	(billions of won)
Won	18,629.2	15,742.4	6,800.3	636.8	6,353.9
Foreign	14,754.6	5,167.6	4,502.2	1,709.6	6,449.9

Total Won Equivalent	33,383.8	20,910.0	11,302.5	2,346.5	12,803.8

(1)	Borrowings in foreign currencies have been translated into Won at the market average exchange rates on June 30, 2008, as announced by the Seoul Money Brokerage Services Ltd.
(2)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

Debt Record

We have never defaulted in the payment of principal or interest on any of our obligations.

Overseas Operations

We operate overseas subsidiaries in Hong Kong, Dublin, Budapest, Sao Paulo and Tashkent. The subsidiaries engage in a variety of banking and merchant banking services, including:

•	managing and underwriting new securities issues;

•	syndicating medium and long-term loans;

•	trading securities;

•	trading in the money market; and

•	providing investment management and advisory services.

We currently maintain branches in Tokyo, Shanghai, Singapore, New York, London and Guangzhou and two overseas representative offices in Frankfurt and Beijing.

During 1998, 1999 and 2000, we closed one overseas branch in Bangkok, six overseas subsidiaries, Korea Associated Securities Inc., KDB Bank (Schweiz) AG, KDB (UK) Ltd., KDB International (Singapore) Ltd., KDB (Deutschland) Gmbh, KDB Lease (Japan) Ltd., and eleven overseas representative offices in Toronto, Budapest, Sydney, Mexico City, Hanoi, Manila, Paris, Santiago, Moscow, New Delhi and Jakarta.

Property

Our head office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in July 2001 and owned by us. In addition to the head office, we maintain 40 branches in major cities throughout the Republic, including 11 in Seoul. We generally own our domestic office space and lease our overseas offices under long-term leases.

Directors and Management; Employees

Our Board of Directors, comprising the Governor and Chairman of the Board of Directors, the Deputy Governor and the Executive Directors, manages our affairs. The President of the Republic appoints the Governor and Chairman of the Board of Directors upon the recommendation of the Chairman of the Financial Services Commission. The Financial Services Commission appoints the Deputy Governor and Executive Directors upon the recommendation of the Governor. The Board of Directors decides all important matters relating to our operations. The Directors serve for three-year terms and may be re-appointed. As of June 30, 2008, the directors were:

Governor and Chairman of the Board of Directors:	Euoo Sung Min
Deputy Governor:	Jong Bae Kim
Executive Directors:	Sung Jun Rhee
Young Kee Kim
In Sung Chung
Moon Hei Huh

As of June 30, 2008, we employed 2,454 persons with 1,674 located in our Seoul head office.

Financial Statements and the Auditors

The Financial Services Commission appoints our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Sung Moon Lee, who was appointed for a three-year term on April 11, 2008.

We prepare our financial statements annually for submission to the Financial Services Commission, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external auditors, an independent public accounting firm has audited our non-consolidated and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external auditor is Shinhan Accounting Corporation, located at 5th Floor, Samhwan Camus Building, #17-3 Yeouido-Dong, Yeongdeungpo-gu, Seoul, Korea. Samil PricewaterhouseCoopers, located at Kukje Center Building, 191, Hankang-ro, 2-ka, Yongsan-gu, Seoul, Korea, has audited our financial statements as of and for the years ended December 31, 2007 and 2006 included in this prospectus.

Our financial statements appearing in this prospectus were prepared in conformity with Korean law and in accordance with generally accepted accounting principles in the Republic, summarized in “—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2” and “Notes to Non-Consolidated Financial Statements of June 30, 2008 and 2007—Note 2”. These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”).

We generally record our trading portfolio of marketable equity securities and other equity investments at the cost of acquisition (including incidental expenses related to purchase), computed on the moving average method. However, if the aggregate market value of the trading portfolio of marketable securities as of the balance sheet date differs from their purchase cost, we record the securities at market value. If the market value of equity investments, except for those of companies in which we hold more than 15% of interest (“affiliated companies”), differs from their purchase cost, we record the investment at market value. Starting in April 1999, we record our equity investments in affiliated companies by using the equity method, pursuant to which we account for adjustments in the value of our investments resulting from changes to the affiliated companies’ net asset values. However, we do not apply the equity method for the following investments: (1) total assets of investees are less than (Won)7,000 million; (2) investees which are owned by the Korean Government and Government invested companies; (3) investees under court receivership or bankruptcy; and (4) investees in the process of being sold.

We generally record our debt securities investments, except for our trading portfolio of marketable debt securities, at the cost of acquisition (including incidental expenses related to purchase), computed on the specific identification method. We record our trading portfolio of marketable debt securities at market value. Starting in April 1999, we record all our debt securities investments at market value except for debt securities invested with the intention of holding until maturity, which we record at the cost of acquisition or amortized cost.

We record the value of our premises and equipment on our balance sheet on the basis of a revaluation conducted as of July 1, 1998. The Minister of Strategy and Finance approved the revaluation in accordance with applicable Korean law. We value additions to premises and equipment since such date at cost.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

The Korea Development Bank

We have audited the accompanying non-consolidated balance sheets of The Korea Development Bank (the “Bank”) as of December 31, 2007 and 2006, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years ended December 31, 2007 and 2006, and the related non-consolidated statement of changes in shareholder’s equity for the year ended December 31, 2007, expressed in Korean won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Korea Development Bank as of December 31, 2007 and 2006, and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2007 and 2006, and the changes in its shareholder’s equity for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Notes 19, the Bank applied newly revised Korea Accounting Institute Opinion 06-2, amended by the Korea Accounting Standards Board on February 22, 2008. However, the prior year financial statements, presented herein for comparative purposes, have not been restated to reflect this change in accordance with the revised Korea Accounting Institute Opinion 06-2, and the Bank reflected the cumulative effect of accounting changes on the beginning balances of the current year’s financial statements balances.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholder’s equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea

March 27, 2008

This report is effective as of March 27, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Balance Sheets

December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Assets
Cash and due from banks (Note 3)	(Won)	2,893,757	(Won)	1,448,362
Securities (Note 4)		53,988,638		46,181,620
Loans receivable, net of allowance for possible loan losses of (Won)810,371 million (2006 : (Won)652,972 million) (Note 5)		57,031,868		50,739,910
Property and equipment, net (Note 6)		634,598		648,004
Derivative financial instruments (Note 14)		3,451,594		2,381,840
Other assets, net (Note 7)		4,615,490		3,123,575

Total assets	(Won)	122,615,945	(Won)	104,523,311

Liabilities and Shareholder’s Equity
Deposits (Note 8)	(Won)	9,621,272	(Won)	9,924,953
Borrowings (Note 9)		28,037,860		24,163,607
Industrial finance bonds, gross of premium on bonds of (Won)8,085 million (2006 : (Won)17,721 million) and net of discount on bonds of (Won)45,842 million (2006 : (Won)37,907 million) (Note 10)		56,295,271		47,069,596
Allowance for possible guarantee losses (Note 12)		75,944		50,412
Allowance for unused loan commitment (Note 12)		71,559		56,706
Accrued severance benefits, net		73,083		65,869
Derivative financial instruments (Note 14)		3,075,374		2,406,860
Other liabilities (Note 11)		6,778,898		4,279,141

Total liabilities		104,029,261		88,017,144

Commitments and contingencies (Note 13)
Shareholder’s Equity
Paid-in capital (Note 15)		8,241,861		8,241,861
Capital surplus (Note 15)		44,373		44,373
Capital adjustments		—		—
Accumulated other comprehensive income (Note 15)		3,203,747		2,487,005
Retained earnings		7,096,703		5,732,928

Total shareholder’s equity		18,586,684		16,506,167

Total liabilities and shareholder’s equity	(Won)	122,615,945	(Won)	104,523,311

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Income

Years Ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Interest income
Interest on loans	(Won)	3,082,062	(Won)	2,709,800
Interest on due from banks		86,418		63,141
Interest on trading securities		84,791		61,873
Interest on available-for-sale securities		1,073,064		752,904
Interest on held-to-maturity securities		109,204		37,762
Other interest income		43,496		25,043

		4,479,035		3,650,523

Interest expense
Interest on deposits		466,352		417,560
Interest on borrowings		1,153,441		883,777
Interest on bonds payable		2,583,734		1,972,659
Other interest expenses		34,841		20,342

		4,238,368		3,294,338

Net interest income		240,667		356,185
Provision for loan losses (Note 5)		171,118		13,128

Net interest income after provision for loan losses		69,549		343,057

Non-interest revenue
Fees and commissions		301,279		246,712
Gain from trading securities		37,441		35,678
Gain from available-for-sale securities		482,935		582,527
Gain from derivative financial instruments		5,625,685		6,273,125
Others (Note 16)		1,652,296		1,017,880

		8,099,636		8,155,922

Non-interest expense
Fees and commissions		24,804		18,158
Loss from trading securities		54,328		32,588
Loss from derivative financial instruments		5,260,762		6,194,514
General and administrative expenses (Note 17)		408,509		382,839
Others (Note 16)		1,279,071		1,294,983

		7,027,474		7,923,082

Operating income		1,141,711		575,897
Non-operating income, net (Note 18)		1,464,530		1,388,687

Income before income tax expense		2,606,241		1,964,584
Income tax expense (Note 19)		558,637		(136,240)

Net income	(Won)	2,047,604	(Won)	2,100,824

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Appropriations of Retained Earnings

Years Ended December 31, 2007 and 2006

(Dates of Appropriation : March 31, 2008 and February 28, 2007

for the years ended December 31, 2007 and 2006, respectively)

(in millions of Korean won)	2007		2006
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	—	(Won)	—
Cumulated effect of accounting changes		(385,809)		—
Effects on valuations of equity method investments		1,160		37
Net income		2,047,604		2,100,824

		1,662,955		2,100,861

Appropriation of retained earnings
Legal reserve		1,362,955		1,801,681
Dividends		300,000		299,180

		1,662,955		2,100,861

Unappropriated retained earnings carried forward to subsequent year	(Won)	—	(Won)	—

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statement of Changes in Shareholder’s Equity

Year Ended December 31, 2007

(in millions of Korean won)	Paid-in Capital		Capital Surplus		Capital Adjustments		Accumulated other Comprehensive Income		Retained Earnings		Total
January 1, 2007	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	2,487,005	(Won)	5,732,928	(Won)	16,506,167
Cumulated effect of accounting changes		—		—		—		(5,831)		(385,809)		(391,640)
Adjustments to retained earnings from equity method investments		—		—		—		—		1,160		1,160
Dividends		—		—		—		—		(299,180)		(299,180)
Net income		—		—		—		—		2,047,604		2,047,604
Gain on valuation of available-for-sale securities		—		—		—		815,185		—		815,185
Gain on valuation of equity method investments		—		—		—		(92,612)		—		(92,612)

December 31, 2007	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	3,203,747	(Won)	7,096,703	(Won)	18,586,684

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income	(Won)	2,047,604	(Won)	2,100,824

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation		20,401		21,100
Provision for loan losses		171,118		13,128
Loss(Gain) on trading securities, net		18,129		(1,849)
Gain on available-for-sale securities, net		(36,382)		(199,196)
Gain on equity method investments, net		(1,530,545)		(1,499,354)
Gain on foreign currencies translation, net		(223,643)		—
Gain from derivative financial instruments, net		(338,006)		(7,441)
Loss(Gain) on valuation of hedged items, net		500,813		(218,793)
Retirement allowance		27,886		22,609
Others, net		66,116		56,013

		(1,324,113)		(1,813,783)

Changes in operating assets and liabilities
Decrease(Increase) in other accounts receivable		(951,387)		254,756
Increase(Decrease) in other accounts payable		959,119		(253,886)
Disposal(Acquisition) of trading securities		561,774		(449,032)
Acquisition of available-for-sale securities		(5,457,447)		(3,645,211)
Acquisition of held-to-maturity securities		(1,248,058)		(879,733)
Disposal(Acquisition) of equity method investments		649,794		(139,891)
Acquisition of loans receivable		(6,244,910)		(1,042,334)
Net increase in derivative financial instruments		(564,046)		(34,527)
Payment of severance benefits		(11,044)		(5,241)
Receipt of dividends		250,435		281,708
Others, net		310,506		(203,528)

		(11,745,264)		(6,116,919)

Net cash used in operating activities		(11,021,773)		(5,829,878)

Cash flows from investing activities
Acquisition of property and equipment, net		(6,711)		(15,153)
Others, net		(1,441,255)		366,894

Net cash provided by(used in) investing activities		(1,447,966)		351,741

Cash flows from financing activities
Decrease in deposits, net		(303,681)		(1,397,073)
Increase in borrowings, net		1,728,906		2,264,431
Increase in bonds issued, net		9,205,980		3,890,738
Others, net		1,846,167		685,447

Net cash provided by financing activities		12,477,372		5,443,543

Net increase(decrease) in cash and cash equivalents		7,633		(34,594)
Cash and cash equivalents
Beginning of year		53,130		87,724

End of year	(Won)	60,763	(Won)	53,130

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

1. The Bank

The Korea Development Bank (the “Bank”) was established in 1954 in accordance with the Korea Development Bank Act for the purpose of supplying and managing major industrial capital to develop the Korean manufacturing industry and others. The Bank has 40 local branches, six overseas branches, five overseas subsidiaries and two overseas offices as of December 31, 2007. The Bank is engaged in the banking business under the Korea Development Bank Act and in the trust business in accordance with the Trust Business Act and other related regulations.

The Korea Development Bank Act prescribes that the Korean government owns the entire capital of the Bank.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds held as fiduciary are accounted for and reported separately from the Bank’s own commercial banking business.

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported herein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. The Bank has adopted SKFAS No.1 through No. 24, except No. 14, in its financial statements as of and for the year ended December 31, 2007. Significant accounting policies adopted by the Bank for the financial statement are identical to the accounting policies

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

followed by the Bank for the annual financial statements for the year ended December 31, 2006, except for SKFAS Nos. 11, 21 thorough 24, and the Korea Accounting Institute opinion on Korean Accounting Statement Implementation 06-2, the Financial Supervisory Service’s Accounting Implementation Guide 06-5, which became effective for the Bank on January 1, 2007.

However, the non-consolidated statement of changes in shareholder’s equity is not presented comparatively as allowed under SKFAS No. 21.

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis, however, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

Allowance for Possible Loan Losses

The Bank provides for possible loan losses based on the borrowers’ future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Bank. This credit rating model includes financial and non-financial factors of borrowers and classifies the borrowers’ credit risk. Allowances are determined by applying the following minimum percentages to the various credit risk ratings:

Loan Classifications	Minimum Provision Percentages
Normal	0.85% and 0.9%
Precautionary	7%
Substandard	20%
Doubtful	50%
Expected Loss	100%

The minimum provision percentage to loan classifications of “normal” has changed from 0.7% to 0.85%, while the percentage for construction, wholesale and retail trade, accommodation and food service activities and real estate activities and renting and leasing industries is 0.9%, in 2007. The allowance for possible loan losses has increased by (Won)70,503 million due to the change in minimum provision percentage.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at a reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as accumulated other comprehensive income, the accumulated amount of which shall be charged to current operations when the related securities are sold or when an impairment loss on the securities is recognized.

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized until their maturity using the effective interest rate method.

Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

Investment securities which allow the Bank a significant influence over the investee are valued using the equity method of accounting. The Bank considers that it has a significant influence on an investee if the Bank holds more than 15% of voting shares. However, the Bank does not apply the equity method for the following investments:

•	Investees having total assets of less than (Won)7,000 million

•	Investees under court receivership or bankruptcy

•	Investees under the process of being sold

•	Converted shares of stock with a restriction on disposal under the corporate restructuring law

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses equals the costs of the investments. The Bank continues to do so until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Under the equity method, the Bank records changes in its proportionate ownership in the book value of the investee in current operations, as accumulated other comprehensive income or as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

Property and Equipment, and Related Depreciation

Property and equipment used for business purposes are recorded at cost, except for those assets subject to upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents facilities and buildings at their depreciated replacement cost and land at the prevailing market price, as of the effective date of revaluation.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method, based on the estimated useful lives of the assets as described below:

Classifications	Estimated Useful Lives
Buildings	20 ~ 50 years
Furniture and fixture	10 ~ 40 years
Computer equipment	4 years
Vehicles	4 years
Others	4 years

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

The Bank recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the acquisition cost of the impaired asset. If there is a subsequent recovery from the impairment, a reversal of the previous write-down is made limited to the amount of the original cost. The reversal amount of the previously recognized loss is credited to current operations as a gain.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization of these intangibles is computed using the straight-line method over a period of four to five years.

Present Value Discount

Receivables and payables arising from long-term installment transactions and other similar trading transactions are stated at present value if the difference between the nominal value and present value is material. Such differences are presented in the present value discount account and directly deducted from the nominal value of the related receivables or payables. The present value discount account is amortized using the effective interest rate method as interest expense or interest income.

Loans which are impaired due to the restructuring of the borrower, court mediation or negotiation, are revalued using an adjusted interest rate. The difference between the book value and the readjusted value is offset against the provision for possible loan losses, and the remaining difference is recognized as a bad debt expense in the year incurred.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean won at the foreign exchange rates ((Won)938.2: US$1) as announced by the Seoul Money Brokerage Service, Ltd. in effect on the balance sheet date. The resulting exchange gains or losses are reflected in current operations.

Bonds Sold under Repurchase Agreements

The Bank provides a provision for possible losses from the bonds sold under repurchase agreements as determined based on possible loss estimates when the bonds are repurchased.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Accrued severance benefits are funded at approximately 31.57% as of December 31, 2007, through a severance insurance plan. The Bank accounts for the amounts funded under the group severance insurance as a deduction from accrued severance benefits.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Actual payments of severance benefits for the year ended December 31, 2007, totaled (Won)11,044 million (2006: (Won)5,241 million).

Allowance for Possible Guarantee Losses and Allowance for Loan Commitments

The Bank sets up a provision for possible losses on guarantees outstanding based on a credit risk rating of the companies for which guarantees are provided. The allowance for possible guarantee losses is calculated by applying minimum provision percentage described below and credit conversion ratio. The allowance is shown in the liability section. The Bank provides a provision of unused loan commitments based on a credit risk rating of the companies for which loan commitments are provided. The minimum provision percentage to loan classifications of “normal” has changed from 0.7% to 0.85%, while the percentage for construction, wholesale and retail trade, accommodation and food service activities and real estate activities and renting and leasing industries is 0.9%, in 2007. The allowance for possible guarantee losses as of December 31, 2007, have increased by (Won)11,769 million, due to the changes in minimum provision percentages described below.

Additionally, the minimum provision percentages for allowance for loan commitments classified as “normal” have changed from 0.7% to 0.85%, while the percentage for construction, wholesale and retail trade, accommodation and food service activities and real estate activities and renting and leasing industries is 0.9%, in 2007. The allowance for unused loan commitments as of December 31, 2007, has increased by (Won)12,200 million due to the changes in minimum provision percentages described below and is shown in the liability section.

Classifications	Minimum Provision Percentages
Normal	0.85% and 0.9%
Precautionary	7%
Substandard	20%
Doubtful	50%
Expected Loss	100%

Deferred Income Taxes

The Bank records deferred income taxes which arise from temporary differences between the amount reported for financial reporting purposes and income tax purposes. Income tax expense consists of taxes payable for the year and the change in deferred income tax assets and liabilities for the year. Deferred tax assets are recognized when it is more likely that they will be realized in the future. Deferred tax effects applicable to items in the shareholder’s equity are directly reflected in the shareholder’s equity account.

Bonds Purchased under Resale Agreement and Bonds Sold under Repurchase Agreements

Bonds purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and is accrued evenly over the period covered by the agreements.

Translation of Foreign Currency Financial Statements

The accounting records of the overseas branches are maintained in foreign currencies. For presentation in the accompanying non-consolidated financial statements, the financial statements of the branches have been translated into Korean won using exchange rates as of the balance sheet date.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Derivative Financial Instruments

Derivative financial instruments held for trading purposes are stated at fair value as of the balance sheet date. Derivative financial instruments for fair value hedges are stated at market value. The gains and losses on the hedging instruments, as well as the related loss or gain on the hedged items, are recognized in current operations.

Compensation to Trust Accounts

The Bank receives management fees from trust accounts for management and custodial services. Certain trust funds held by the Bank are guaranteed a certain rate of return by the Bank. If the income from trust operations is insufficient to generate the required rate of return, the deficiency may be either recovered from previously established special allowances, or compensated by the Bank’s banking accounts. Such compensation is accounted for as other operating expenses under the banking accounts and other income under the trust accounts in accordance with the relevant laws and regulations applicable to trust operations.

3. Cash and Due from Banks

Cash and due from banks as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Cash on hand in local currency	—	(Won)	56,784	(Won)	49,476
Cash on hand in foreign currencies	—		3,979		3,654
Due from banks in local currency	0 ~ 4.78		1,825,393		828,117
Due from banks in foreign currencies	0 ~ 5.83		1,007,601		567,115

		(Won)	2,893,757	(Won)	1,448,362

Due from banks in local currency as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
The Bank of Korea	—	(Won)	694,695	(Won)	211,135
Korea Exchange Bank	—		307		426
Kookmin Bank	4.78		125,835		83,624
Others	4.78		1,004,556		532,932

		(Won)	1,825,393	(Won)	828,117

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Due from banks in foreign currencies as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
The Bank of Korea	—	(Won)	25,811	(Won)	31,191
Shinhan Bank	5.83		49,680		44,545
Hana Bank	”		29,084		13,944
Korea Exchange Bank	”		46,764		19,018
Woori Bank	”		32,837		55,992
KDB Asia (HK) Ltd.	”		125,719		119,918
KDB Ireland Ltd.	”		69,396		13,944
Others	”		628,310		268,563

		(Won)	1,007,601	(Won)	567,115

Restricted deposits included in due from banks as of December 31, 2007, are as follows:

(in millions of Korean won)	Deposits
Reserve deposits with the Bank of Korea	(Won)	720,506
Kookmin Bank		125,834
Shinhan Bank		3,880
Industrial & Commercial Bank of China (ICBC) and others		53,028

	(Won)	903,248

Deposits with Kookmin Bank and Shinhan Bank are pledged as collaterals. Reserve deposits with the Bank of Korea represent amounts required under the Banking Act for the payment of deposits. Reserve deposits with ICBC Shanghai represent amounts required under the related banking regulations of the People’s Republic of China.

The maturities of due from banks as of December 31, 2007, are as follows:

(in millions of Korean won)	Due from banks in local currency		Due from banks in foreign currencies		Total
Within 3 months	(Won)	998,343	(Won)	431,214	(Won)	1,429,557
More than 3 ~ 6 months		48,674		118,821		167,495
More than 6 months ~ 1 year		81,041		150,325		231,366
More than 1 ~ 2 years		—		65,059		65,059
More than 2 ~ 5 years		—		140,730		140,730
More than 5 years		697,335		101,452		798,787

	(Won)	1,825,393	(Won)	1,007,601	(Won)	2,832,994

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

4. Securities

Securities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Trading securities	(Won)	982,509	(Won)	1,562,412
Available-for-sale securities		36,845,694		30,090,342
Held-to-maturity securities		2,696,038		1,447,979
Equity method investments		13,464,397		13,080,887

	(Won)	53,988,638	(Won)	46,181,620

Trading securities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Equity investments	—	(Won)	33,997	(Won)	83,670
Government and public bonds	4.83		157,076		407,586
Corporate bonds	4.90 ~ 5.00		264,693		155,195
Commercial papers and others	5.23		176,829		53,470
Securities in foreign currencies	5.11		349,914		862,491

		(Won)	982,509	(Won)	1,562,412

Par value, acquisition cost and fair value of trading debt securities as of December 31, 2007 and 2006, are as follows:

	Par value				Acquisition cost				Fair value
(in millions of Korean won)	2007		2006		2007		2006		2007		2006
Government and public bonds	(Won)	160,000	(Won)	410,000	(Won)	157,971	(Won)	409,898	(Won)	157,076	(Won)	407,586
Corporate bonds		269,000		162,500		267,751		155,568		264,693		155,195
Commercial papers		180,000		50,000		176,871		49,877		176,829		49,878
Trading securities in foreign currencies		413,261		860,989		358,160		860,138		349,502		860,103

	(Won)	1,022,261	(Won)	1,483,489	(Won)	960,753	(Won)	1,475,481	(Won)	948,100	(Won)	1,472,762

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Trading securities in foreign currencies as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won ; thousands of US$, EUR, JPY, GBP and HKD)
Foreign currencies				Equivalent in Korean won
2007		2006		2007	2006
US$	84,702	US$	309,218	(Won) 79,467	(Won)287,449
EUR	19,642	EUR	286,778	27,131	350,511
JPY	30,200	JPY	235,400	252	1,840
GBP	129,611	GBP	122,082	242,904	222,691
HKD	1,331			160	—

				(Won)349,914	(Won)862,491

Available-for-sale securities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Equity investments	—	(Won)	13,448,663	(Won)	11,618,980
Government and public bonds	4.39		911,749		927,790
Corporate bonds	4.77 ~ 4.80		17,972,481		13,468,724
Beneficiary certificates(1)	—		340,338		393,963
Other securities in foreign currencies	0 ~ 5.63		4,172,463		3,680,885

		(Won)	36,845,694	(Won)	30,090,342

(1)	As of December 31, 2007, the Bank has investments of (Won)310,949 million in private equity funds, and the details of their main assets and the operating profits are as follows:

(in millions of Korean won)	Name of fund	Main assets	Book value		Operating profits
KDB Asset Management Co., Ltd.	KDB private placement bonds 49 and others	Government and public bonds and others	(Won)	51,581	(Won)	1,581

CJ Investment Trust Management Co., Ltd.	CJ private placement bonds 3-70 and others	Government and public bonds and others		31,160		1,160

Hanwha Investment Trust Management Co., Ltd.	Hanhwa boomerang private placement bonds 70	Government and public bonds and others		41,538		1,538

Others				186,670		6,630

			(Won)	310,949	(Won)	10,909

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Available-for-sale equity securities, not using the equity method, as of December 31, 2007, are as follows:

(in millions of Korean won ; shares in thousands)	Number of shares	Percentage of ownership (%)	Acquisition cost		Book value		Fair value or Net book value
Korea Highway Corporation	143,010	7.82	(Won)	1,430,100	(Won)	1,430,184	(Won)	1,560,572
Hynix Semiconductor Inc.	32,413	7.06		287,021		802,058		841,116
Hyundai Engineering & Construction Co., Ltd.	16,290	14.69		311,384		1,137,285		1,436,735
Industrial Bank of Korea—preferred stock	46,915	—		326,906		743,138		743,138
SK Networks—common stock	28,948	12.08		150,207		600,907		649,888
Doosan Heavy Industries & Construction Co., Ltd.	13,129	12.60		222,616		1,654,314		1,654,314
GM Daewoo Auto & Technology Company —preferred stock	108	—		261,375		439,637		439,637
Industrial Bank of Korea—common stock	10,490	2.60		73,094		184,624		184,624
Daewoo International Corp.	5,047	5.31		25,237		176,730		199,877
Samsung Life Insurance Co., Ltd.	378	1.89		264,496		132,248		174,956
SK Networks—preferred stock	733	—		35,407		59,979		13,452
Ssangyong Cement Industry Co., Ltd.	11,091	13.81		186,434		139,257		179,672
Others				5,137,539		5,979,315		4,960,074

			(Won)	8,711,816	(Won)	13,479,676	(Won)	13,038,055

Available-for-sale debt securities as of December 31, 2007 and 2006, are as follows:

	Par value				Acquisition cost				Book value
(in millions of Korean won)	2007		2006		2007		2006		2007		2006
Government and public bonds	(Won)	963,000	(Won)	951,000	(Won)	970,602	(Won)	965,521	(Won)	911,749	(Won)	927,790
Corporate bonds		18,617,733		13,670,522		18,470,376		13,627,718		17,972,481		13,468,724
Beneficiary certificates		314,855		387,221		334,026		389,915		340,338		393,963
Investment debt securities in foreign currencies		4,239,620		3,625,662		4,248,209		3,663,603		4,141,450		3,658,131

	(Won)	24,135,208	(Won)	18,634,405	(Won)	24,023,213	(Won)	18,646,757	(Won)	23,366,018	(Won)	18,448,608

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Held-to-maturity debt securities as of December 31, 2007 and 2006, are as follows:

	Par value				Acquisition cost				Carrying value
(in millions of Korean won)	2007		2006		2007		2006		2007		2006
Government and public bonds	(Won)	2,660,052	(Won)	1,247,786	(Won)	2,622,030	(Won)	1,238,907	(Won)	2,657,762	(Won)	1,410,064
Corporate bonds		30,000		25,000		30,000		25,000		30,000		25,000
Investment debt securities in local currency		783		809		773		803		778		850
Investment debt securities in foreign currencies		7,506		12,085		7,468		12,052		7,498		12,065

	(Won)	2,698,341	(Won)	1,285,680	(Won)	2,660,271	(Won)	1,276,762	(Won)	2,696,038	(Won)	1,447,979

Equity method investments as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won; shares in thousands)	Number of shares	Percentage of ownership (%)	Acquisition cost				Book value				Net book value
			2007		2006		2007		2006		2007		2006
Korea Electric Power Corporation	192,160	29.95	(Won)	4,491,411	(Won)	4,491,411	(Won)	9,403,531	(Won)	8,825,769	(Won)	13,187,909	(Won)	12,867,620
LG Card Co., Ltd.	—	—		—		421,331		—		961,904		—		692,519
Daewoo Securities Co., Ltd.	74,309	39.09		548,252		548,252		915,762		747,383		915,762		747,383
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	59,826	31.26		288,383		288,383		573,290		512,714		553,745		501,244
The KDB Capital Corp.	62,125	99.92		761,593		761,593		522,737		425,962		512,043		409,987
GM Daewoo Auto & Technology Company	70,706	27.97		213,206		213,206		364,980		343,662		364,980		343,662
STX Pan Ocean Co., Ltd.	319,998	15.54		31,907		31,907		275,916		146,418		282,338		153,398
KDB Asia (HK) Ltd.	90,000	100.00		135,577		89,592		173,680		108,824		173,680		108,824
Korea Tourism Organization	2,824	43.58		35,529		35,529		170,874		146,509		170,874		146,509
Korea Aerospace Industries, Ltd.	25,890	30.21		133,900		133,900		137,394		136,434		130,894		129,684
KDB Bank (Hungary) Ltd.	1,534	100.00		86,980		86,980		127,109		106,060		127,025		107,214
Others				660,493		514,408		799,124		619,248		785,815		612,659

			(Won)	7,387,231	(Won)	7,616,492	(Won)	13,464,397	(Won)	13,080,887	(Won)	17,205,065	(Won)	16,820,703

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

The Bank has used the most recent provisional financial statements of the investees as their respective audited financial statements were not readily available.

Details of valuation on securities using the equity method as of and for the year ended December 31, 2007, are as follows:

(in millions of Korean won)	Jan. 1, 2007 book value		Acquisition (Disposal)		Dividends		Valuation gain(loss)		Retained earnings		Capital adjustment		Dec. 31, 2007 book value
Korea Electric Power Corporation	(Won)	8,825,769	(Won)	—	(Won)	192,160	(Won)	730,113	(Won)	—	(Won)	39,809	(Won)	9,403,531
LG Card Co., Ltd.		961,904		(961,904)		—		—		—		—		—
Daewoo Securities Co., Ltd.		747,383		—		29,724		185,273		(1,383)		14,213		915,762
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		512,714		—		14,956		110,575		—		(35,043)		573,290
The KDB Capital Corp.		425,962		—		—		96,970		—		(195)		522,737
GM Daewoo Auto & Technology Company		343,662		—		—		151,757		2,506		(132,945)		364,980
STX Pan Ocean Co., Ltd.		146,418		61,885		6,910		73,515		—		1,008		275,916
KDB Asia (HK) Ltd.		108,824		46,480		—		9,477		—		8,899		173,680
Korea Tourism Organization		146,509		—		2,135		26,500		—		—		170,874
Korea Aerospace Industries, Ltd.		136,434		—		—		986		—		(26)		137,394
KDB Bank (Hungary) Ltd.		106,060		—		—		21,141		—		(92)		127,109
Others		619,248		142,391		10,546		62,333		37		(14,339)		799,124

	(Won)	13,080,887	(Won)	(711,148)	(Won)	256,431	(Won)	1,468,640	(Won)	1,160	(Won)	(118,711)	(Won)	13,464,397

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Financial information of investees as of and for the year ended December 31, 2007, follows:

(in millions of Korean won)	Total assets		Total liabilities		Sales (Operating income)		Net income
Korea Electric Power Corporation	(Won)	65,642,600	(Won)	21,611,900	(Won)	28,983,900	(Won)	1,556,800
Daewoo Securities Co., Ltd.		11,972,461		9,630,057		2,875,968		267,905
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		8,280,700		6,509,190		7,104,792		327,463
The KDB Capital Corp.		3,956,308		3,443,845		237,590		90,603
GM Daewoo Auto & Technology Company		7,951,526		5,157,920		12,213,655		542,593
STX Pan Ocean Co., Ltd.		3,046,186		1,229,877		4,873,449		437,366
KDB Asia (HK) Ltd.		576,707		403,027		51,123		7,961
Korea Tourism Organization		697,900		305,849		462,167		55,635
Korea Aerospace Industries, Ltd.		1,091,534		656,011		800,237		4,183
KDB Bank (Hungary) Ltd.		793,912		666,887		104,402		6,867

The equity method adjustments are calculated as the difference between the initial purchase price and the Bank’s initial proportionate ownership in the net book value of investees at the time of purchase. Equity method adjustment debits are amortized over five years, while equity method adjustment credits are amortized over five years or over the weighted-average of the useful lives of tangible assets of investees using the straight-line method.

The accumulated unamortized equity method adjustments as of December 31, 2007 and 2006, are as follows:

	2007				2006
(in millions of Korean won)	Equity method adjustment debit		Equity method adjustment credit		Equity method adjustment debit		Equity method adjustment credit
Beginning balance	(Won)	295,214	(Won)	4,054,088	(Won)	420,208	(Won)	4,314,888
Increase (decrease)		(256,717)		3,698		10,245		108
Amortization		(11,834)		(261,751)		(135,239)		(260,908)

Ending balance	(Won)	26,663	(Won)	3,796,035	(Won)	295,214	(Won)	4,054,088

Investees in which the Bank holds more than 15% of voting shares but are not valued using the equity method as of December 31, 2007, are as follows:

(in millions of Korean won; shares in thousands)	Number of shares	Percentage of ownership (%)	Acquisition cost		Book value		Fair value or net book value
Korea Land Corp.(1)	—	26.66	(Won)	1,161,903	(Won)	1,191,329	(Won)	1,458,374
Donghae Pulp Co., Ltd.	12,900	62.37		39,652		132,225		132,225
Hyundai Corporation	5,032	22.53		59,113		93,852		93,852
Others				300,095		255,960		66,588

			(Won)	1,560,763	(Won)	1,673,366	(Won)	1,751,039

(1)	Notwithstanding its ownership of more than 15% in the investees as presented above, the Bank is not considered as having a significant influence over the management of these companies because the aggregate ownership percentage held by the Korean government exceeds 66.7% of the total shares of these companies.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Changes in unrealized holding gains and losses on equity method investments as of and for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007								2006
	Beginning Balance		Accrual		Reversal		Ending Balance		Beginning Balance		Accrual		Reversal		Ending Balance
KDB Capital Corporation	(Won)	5,229	(Won)	91	(Won)	—	(Won)	5,320	(Won)	4,377	(Won)	852	(Won)	—	(Won)	5,229
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		11,162		8,383		—		19,545		4,624		6,538		—		11,162
Korea Aerospace Industries, Ltd.		1,568		842		—		2,410		—		1,568		—		1,568
KDB Asia (HK) Ltd.		—		—		—		—		102		—		(102)		—
KDB Bank Ireland Ltd.		1,035		308		—		1,343		674		361		—		1,035
KDB Bank (Hungary) Ltd.		64		20		—		84		50		14		—		64

	(Won)	19,058	(Won)	9,644	(Won)	—	(Won)	28,702	(Won)	9,827	(Won)	9,333	(Won)	(102)	(Won)	19,058

Marketable securities under the equity method as of December 31, 2007, are as follows:

(in millions of Korean won)	Fair market value		Book value
Korea Electric Power Corporation	(Won)	7,619,142	(Won)	9,403,531
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		3,087,001		573,290
Daewoo Securities Co., Ltd.		2,273,863		915,762
STX Pan Ocean Co., Ltd.		956,794		275,916
Sewon Corporation		10,271		11,390

	(Won)	13,947,071	(Won)	11,179,889

Investment debt securities denominated in foreign currencies as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won; US$, JPY, GBP, EUR, and CNY in thousands)
Foreign currencies				Equivalent in Korean won
2007		2006		2007		2006
Available-for-sale debt securities
US$	2,646,763	US$	3,173,089	(Won)	2,483,193	(Won)	2,949,704
JPY	66,757,483	JPY	22,975,199		556,310		179,627
GBP	372,715	GBP	30,538		698,504		55,704
EUR	292,083	EUR	381,220		403,443		465,943
CNY	—	CNY	60,124		—		7,153

				(Won)	4,141,450	(Won)	3,658,131

Held-to-maturity debt securities
US$	7,992	US$	12,979	(Won)	7,498	(Won)	12,065

As of December 31, 2007, investment securities amounting to (Won)11,814,012 million are pledged as collateral to KDB First Securitization Specialty Co., Ltd. and others.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

With regard to futures trading, 10,235,130 shares of Korea Electric Power Corporation are pledged as a substitute for the deposits to KB Futures Co., Ltd. and others as of December 31, 2007.

The maturities of investments in available-for-sale and held-to-maturity debt securities as of December 31, 2007, are as follows:

(in millions of Korean won)	Available-for-sale debt securities		Held-to-maturity debt securities
Within 1 year	(Won)	4,883,948	(Won)	149,959
More than 1~5 years		14,495,950		2,173,678
More than 5~10 years		3,869,895		372,401
More than 10 years		116,225		—

	(Won)	23,366,018	(Won)	2,696,038

Impairment losses on securities for the year ended December 31, 2007, are as follows:

(in millions of Korean won)	Amortized cost		Impairment loss		Book value
Equity Securities
Media Quarters	(Won)	2,500	(Won)	2,500	(Won)	—
Global Information & Communication High-Tech		1,000		1,000		—
Dongbo S.C.Corporation		1,087		989		98
InterCom Software. Co., Ltd		980		980		—
Mi-tech Inc.		650		650		—
Others		10,294		10,151		143

	(Won)	16,511	(Won)	16,270	(Won)	241

Debt Securities
Daewoo Electronics Co., Ltd.	(Won)	1,290	(Won)	1,290	(Won)	—
KDB First Securitization Specialty Co., Ltd.		10,500		3,150		7,350

	(Won)	11,790	(Won)	4,440	(Won)	7,350

Beneficiary Certificate
KDB Asset Management Co., Ltd.	(Won)	18,350	(Won)	3,350	(Won)	15,000

The risk concentrations of securities held by the Bank as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006		Ratio (%) as of Dec. 31, 2007
By Country
Republic of Korea	(Won)	50,429,073	(Won)	43,313,741	93.41
USA		583,144		1,134,479	1.08
Thailand		58,158		55,611	0.11
Others		2,918,262		1,677,789	5.40

	(Won)	53,988,637	(Won)	46,181,620	100.00

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions of Korean won)	2007		2006		Ratio (%) as of Dec. 31, 2007
By Issuer
Korea Electric Power Corporation	(Won)	9,403,531	(Won)	8,837,391	17.42
Korea National Housing Corp.		1,311,700		1,310,838	2.43
Korea Highway Corporation		1,462,658		1,431,389	2.71
Korea Land Corp.		1,191,329		1,191,329	2.21
Korea Asset Management Corp.		103,870		97,311	0.19
Others		40,515,549		33,313,362	75.04

	(Won)	53,988,637	(Won)	46,181,620	100.00

(in millions of Korean won)	2007		2006		Ratio (%) as of Dec. 31, 2007
By Industry
Banking and insurance	(Won)	7,874,143	(Won)	8,980,408	14.58
Electric, gas and water supply		9,721,942		9,379,366	18.01
Manufacturing		11,347,832		9,460,153	21.02
Construction		6,898,376		5,796,030	12.78
Public administration		1,945,473		835,109	3.60
Others		16,200,871		11,730,554	30.01

	(Won)	53,988,637	(Won)	46,181,620	100.00

5. Loans Receivable

Loans receivable as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Loans receivable in local currency	(Won)	24,564,587	(Won)	18,448,073
Loans receivable in foreign currencies		14,794,765		12,236,307
Other loans receivable		18,482,887		20,708,502

		57,842,239		51,392,882
Less: Allowance for possible loan losses(1)		(810,371)		(652,972)

	(Won)	57,031,868	(Won)	50,739,910

(1)	Present value discount is included under the allowance for possible loan losses.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Loans receivable in local and foreign currencies as of December 31, 2007 and 2006, are as follows:

Loans receivable in local currency

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Loans for working capital
Industrial fund loans	6.12	(Won)	8,183,554	(Won)	5,865,662
Government fund loans	5.04		221,261		272,411
Overdraft	7.21		63,354		205,635
Others	5.98 ~ 7.66		1,427,102		967,516

			9,895,271		7,311,224

Loans for facilities
Industrial fund loans	6.51		11,058,034		7,473,912
Government fund loans	5.07		820,502		849,645
Others	3.89 ~ 5.65		2,790,780		2,813,292

			14,669,316		11,136,849

		(Won)	24,564,587	(Won)	18,448,073

Loans receivable in foreign currencies

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Loans for working capital
Local currency loans denominated in foreign currencies	3.89	(Won)	684,649	(Won)	780,746
Foreign currency loans	5.82		2,023,888		1,695,388
Others	3.18		48,398		71,955

			2,756,935		2,548,089

Loans for facilities
Local currency loans denominated in foreign currencies	5.32		2,445,821		2,915,156
Foreign currency loans	6.39		5,443,814		3,581,959
Offshore loans in foreign currencies	6.27		2,411,585		1,174,460
Loans to International Bank for Reconstruction and Development	6.42		1,736,610		2,016,643

			12,037,830		9,688,218

		(Won)	14,794,765	(Won)	12,236,307

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Other loans receivable

(in millions of Korean won)	2007		2006
Notes purchased	(Won)	4,205	(Won)	2,304
Bills purchased		1,677,762		1,566,235
Advances for customers		40,514		71,883
Bonds purchased under repurchase agreements		429,154		204,871
Domestic import usance bills		2,251,451		1,907,822
Call loans		878,862		904,138
Debentures accepted by private subscription		11,801,594		14,282,507
Inter-bank loans		1,207,625		1,585,220
Others		191,720		183,522

	(Won)	18,482,887	(Won)	20,708,502

The maturities of loans receivable in local currency and foreign currencies as of December 31, 2007, are as follows:

(in millions of Korean won)	Loans for working capital in local currency		Loans for facilities in local currency		Loans for working capital in foreign currencies		Loans for facilities in foreign currencies		Total
Within 3 months	(Won)	1,656,973	(Won)	363,669	(Won)	385,315	(Won)	417,869	(Won)	2,823,826
More than 3~6 months		2,090,649		443,336		528,132		373,291		3,435,408
More than 6 months~1 year		3,262,821		893,255		731,440		1,081,343		5,968,859
More than 1~2 years		1,214,169		2,462,824		580,988		1,783,517		6,041,498
More than 2~3 years		871,640		3,276,268		168,101		2,160,881		6,476,890
More than 3~4 years		85,910		2,244,258		60,733		1,472,204		3,863,105
More than 4~5 years		178,233		1,785,866		75,295		2,280,066		4,319,460
More than 5 years		534,876		3,199,840		226,931		2,468,659		6,430,306

	(Won)	9,895,271	(Won)	14,669,316	(Won)	2,756,935	(Won)	12,037,830	(Won)	39,359,352

Changes in the allowance for possible loan losses for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007						2006
	Loans		Other assets		Total		Total
Balance at the beginning of the year	(Won)	616,646	(Won)	4,277	(Won)	620,923	(Won)	612,868
Decrease in allowance for overseas branches due to foreign currency translation		(507)		—		(507)		(1,538)
Allowance carryover from loan acquisition		105,305		—		105,305		135,664
Increase in allowance for possible losses		836		—		836		83
Decrease in allowance due to loan disposal		(312)		—		(312)		(1,212)
Decrease in allowance due to loan restructuring		(1,886)		—		(1,886)		(3,896)
Increase in allowance due to early redemption		1,771		—		1,771		10,267
Current write-offs		(114,501)		—		(114,501)		(144,441)
Current provision		172,589		(1,471)		171,118		13,128

	(Won)	779,941	(Won)	2,806	(Won)	782,747	(Won)	620,923

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

The difference between the above allowance for possible loan losses of (Won) 779,941 million and balance sheet amount of (Won) 810,371 million, amounting to (Won)30,430 million, is the reclassified amount of present value discount on loans under restructuring agreement.

As of December 31, 2007 and 2006, the allowances for possible loan losses and other assets are as follows:

(in millions of Korean won)	2007		2006
Loans receivable in local and foreign currencies and notes purchased	(Won)	586,173	(Won)	449,680
Bills purchased		25,218		17,869
Advances for customers		17,133		19,273
Domestic import usance bills		29,797		34,170
Debentures accepted by private subscription		116,295		93,673
Other loans receivable		5,325		1,981

		779,941		616,646
Other assets		2,806		4,277

	(Won)	782,747	(Won)	620,923

As of December 31, 2007, the classification of loans and allowances for possible loan losses are as follows:

(in millions of Korean won)
Classification	Loans(1)		Allowances for possible loan losses		Ratio (%) as of Dec. 31, 2007
Normal	(Won)	48,832,962	(Won)	437,341	0.90
Precautionary		436,749		60,272	13.80
Substandard		619,391		254,063	41.02
Doubtful		3,428		2,051	59.83
Estimated loss		26,214		26,214	100.00
Others(2)		7,893,065		—	—

	(Won)	57,811,809	(Won)	779,941	1.35

(1)	Net of present value discounts.
(2)	Loans to or loans guaranteed by the Korean government and call loans, bond purchased under repurchase agreements and inter bank loans classified as “normal”.

The ratio of allowance to total loans and the ratio of allowance to non-performing loans as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Total loans	(Won)	57,811,809	(Won)	51,356,555
Allowances for possible losses		779,941		616,646

Ratio of allowance to total loans (%)		1.35		1.20

Non-performing loans	(Won)	649,033	(Won)	477,050
Allowances for possible losses		282,328		167,939

Ratio of allowance to total non-performing loans (%)		43.50		35.20

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Restructured loans receivable as of December 31, 2007 and 2006, due to court receivership, court mediation or other financial restructuring process are as follows:

(in millions of Korean won)	2007		2006
Conversion to equity investment	(Won)	21,260	(Won)	29,547

When the contractual terms, such as the principal, interest rate, and maturity of impaired loans are restructured, the Bank adjusts the carrying amount of the impaired loans to its present value determined based on the restructured terms. The Bank recognizes losses arising from the restructuring of the impaired loans as incurred.

Loans receivable restructured due to changes in contractual terms for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Beginning balance
Original amount before restructuring	(Won)	175,923	(Won)	353,883
Present value		(139,597)		(301,313)

Present value discount		36,326		52,570

Present value discount
Increase		2,026		4,407
Decrease (amortization)		(7,922)		(20,652)

		(5,896)		(16,245)

Ending balance
Original amount before restructuring		167,041		175,923
Present value		(136,611)		(139,597)

Present value discount	(Won)	30,430	(Won)	36,326

The present value discount account is amortized using the effective interest rate method over the redemption period.

The Bank’s local and foreign currencies loan portfolios by country, major customers and industry as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006		Ratio (%) as of Dec. 31, 2007
By Country
Republic of Korea	(Won)	34,571,583	(Won)	27,717,245	87.84
USA		205,756		160,871	0.52
Indonesia		219,220		108,807	0.56
Others		4,362,793		2,697,457	11.08

	(Won)	39,359,352	(Won)	30,684,380	100.00

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions of Korean won)	2007		2006		Ratio (%) as of Dec. 31, 2007
By Customer
Korea Electric Power Corporation	(Won)	4,672,871	(Won)	4,657,447	11.87
Small Business Corp.		1,473,894		2,121,395	3.75
Korean Airline Co., Ltd.		1,318,690		902,061	3.35
Doosan Heavy Industries & Construction Co.,Ltd.		945,727		913,659	2.40
Dongbu Electronics Co., Ltd.		898,221		56,903	2.28
Doosan Holdings, Europe		762,116		—	1.94
Korea Deposit Insurance Corp.		717,220		650,720	1.82
Kia Motors Coporation		611,356		651,029	1.55
Others		27,959,257		20,731,166	71.04

	(Won)	39,359,352	(Won)	30,684,380	100.00

(in millions of Korean won)	2007		2006		Ratio (%) as of Dec. 31, 2007
By Industry
Manufacturing	(Won)	22,807,104	(Won)	16,298,038	57.95
Banking and insurance		2,878,542		2,390,946	7.31
Transportation and communications		4,196,717		3,420,452	10.66
Public administration		1,807,324		2,441,073	4.59
Electric, gas and water supply		2,561,289		685,630	6.51
Others		5,108,376		5,448,241	12.98

	(Won)	39,359,352	(Won)	30,684,380	100.00

6. Property and Equipment

Changes in property and equipment for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Beginning balance		Acquisition		Disposal		Depreciation		Ending balance
Land	(Won)	313,323	(Won)	101	(Won)	2,330	(Won)	—	(Won)	311,094
Buildings		305,243		5,298		4,562		(9,196)		296,783
Furniture and fixtures		9,002		67		93		(451)		8,525
Computer equipment		12,027		6,514		92		(7,555)		10,894
Vehicles		359		106		—		(174)		291
Construction-in-progress		145		3,866		4,011		—		—
Others		7,905		2,870		739		(3,025)		7,011

	(Won)	648,004	(Won)	18,822	(Won)	11,827	(Won)	(20,401)	(Won)	634,598

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions of Korean won)	Beginning balance		Acquisition		Disposal		Depreciation		Ending balance
Land	(Won)	314,752	(Won)	64	(Won)	1,493	(Won)	—	(Won)	313,323
Buildings		312,461		2,227		239		(9,206)		305,243
Furniture and fixtures		9,426		40		—		(464)		9,002
Computer equipment		10,516		9,184		17		(7,656)		12,027
Vehicles		346		159		—		(146)		359
Construction-in-progress		—		560		415		—		145
Others		6,830		4,722		20		(3,627)		7,905

	(Won)	654,331	(Won)	16,956	(Won)	2,184	(Won)	(21,099)	(Won)	648,004

The government-valued price of the Bank’s land as of December 31, 2007, is (Won)397,327 million (2006: (Won)349,632 million).

As of December 31, 2007, the Bank’s premises, equipment and other assets are insured against fire and other casualty losses for up to approximately (Won)291,854 million.

7. Other Assets

Other assets as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Intangible assets	(Won)	30,834	(Won)	37,297
Other accounts receivable		2,141,156		1,189,770
Accrued income		524,399		501,228
Prepaid expense		165,295		224,682
Deferred income tax assets		11,047		142,019
Others		1,745,565		1,032,856

		4,618,296		3,127,852
Less: Allowance for possible losses for other accounts receivable		(2,806)		(4,277)

	(Won)	4,615,490	(Won)	3,123,575

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

8. Deposits

Deposits as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Local currency deposits
Demand deposits
Checking accounts	—	(Won)	1,348	(Won)	3,337
Temporary deposits	0.01		470,833		129,662
Passbook deposits	0.22		5,907		7,318
Others	0.25		2,552		2,642

			480,640		142,959

Time and savings deposits
Time deposits	5.09		2,139,814		2,230,054
Installment savings deposits	3.80		121,532		122,453
Corporate savings deposits	4.13		2,527,764		3,569,165
Savings deposits	2.25		113,475		145,616
Others	6.43		4,658		36,598

			4,907,243		6,103,886

Total local currency deposits			5,387,883		6,246,845

Foreign currencies deposits
Checking accounts	—		1,036		7,869
Temporary deposits	3.31		220,142		222,945
Passbook deposits	—		369		118
Time deposits	4.63		525,599		262,317
Others	1.78		7,074		7,806

			754,220		501,055

Negotiable certificates of deposits	5.02		3,479,169		3,177,053

		(Won)	9,621,272	(Won)	9,924,953

The maturities of time and savings deposits in local and foreign currencies as of December 31, 2007, are as follows:

(in millions of Korean won)	Time deposits		Installment savings deposits		Time deposits in foreign currencies		Total
Within 3 months	(Won)	1,024,972	(Won)	18,455	(Won)	299,034	(Won)	1,342,461
More than 3~6 months		737,581		30,940		135,988		904,509
More than 6 months~1 year		301,460		35,064		83,650		420,174
More than 1~2 years		63,668		26,077		2,089		91,834
More than 2~3 years		9,609		10,996		2,911		23,516
More than 3~5 years		2,524		—		1,927		4,451

	(Won)	2,139,814	(Won)	121,532	(Won)	525,599	(Won)	2,786,945

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

9. Borrowings

Borrowings as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
Local currency borrowings
Ministry of Finance and Economy	4.51	(Won)	1,099,028	(Won)	1,197,720
Industrial Bank of Korea	4.24		237,810		255,157
Small Business Corp.	3.86		523,867		492,448
Ministry of Culture and Tourism	3.17		1,067,893		959,388
Korea Energy Management Corporation	3.17		817,106		781,282
Local governments	3.90		112,420		112,244
Others	2.14 ~ 3.59		883,304		1,000,064

			4,741,428		4,798,303

Foreign currencies borrowings
KFW group in Germany	6.34		2,010		5,327
International Bank for Reconstruction and Development	6.05		1,940,985		2,295,039
Others	3.95 ~ 6.01		10,841,955		8,698,802

			12,784,950		10,999,168

Other borrowings
Bonds sold under repurchase agreements	5.02		9,099,782		6,681,358
Notes sold	3.80		102		1,052
Call money	5.04		1,411,598		1,683,726

			10,511,482		8,366,136

		(Won)	28,037,860	(Won)	24,163,607

As of December 31, 2007, the Bank has local loans receivable denominated in foreign currencies of (Won)18,165 million and foreign currency loans of (Won)5,070 million, which were both sourced from the Bank’s borrowings from Japan Bank for International Cooperation amounting to (Won)23,235 million.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

The maturities of borrowings in local and foreign currencies as of December 31, 2007, are as follows:

(in millions of Korean won)	Borrowings in local currency		Borrowings in foreign currency		Offshore borrowings in foreign currencies		Total
Within 3 months	(Won)	586,783	(Won)	4,567,431	(Won)	206,404	(Won)	5,360,618
More than 3~6 months		145,005		2,008,974		46,910		2,200,889
More than 6 months~1 year		310,839		2,015,896		544,156		2,870,891
More than 1~2 years		760,959		760,784		46,910		1,568,653
More than 2~3 years		572,930		1,061,510		46,910		1,681,350
More than 3~4 years		536,749		843,509		—		1,380,258
More than 4~5 years		462,324		447,915		—		910,239
More than 5 years		1,365,839		187,641		—		1,553,480

	(Won)	4,741,428	(Won)	11,893,660	(Won)	891,290	(Won)	17,526,378

The subordinated debts included in borrowings as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006		Repayment terms
Government funds	4.51	(Won)	1,099,028	(Won)	1,197,985	Installment reimbursement
Agency for International Development re-lending facilities	1.99		—		34	Installment reimbursement
International Bank for Reconstruction and Development re-lending facilities	6.05		1,940,985		2,295,039	Installment reimbursement

		(Won)	3,040,013	(Won)	3,493,058

10. Industrial Finance Bonds

Industrial finance bonds (IFB) as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of Dec. 31, 2007	2007		2006
IFB in local currency	4.87	(Won)	41,487,854	(Won)	35,365,985
IFB in foreign currencies	4.82		11,741,743		9,883,094
Offshore IFB in foreign currencies	5.30		3,103,431		1,840,703

			56,333,028		47,089,782
Premiums on IFB			8,085		17,721
Discounts on IFB			(45,842)		(37,907)

		(Won)	56,295,271	(Won)	47,069,596

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Under the Korea Development Bank Act, the Bank has authority to issue industrial finance bonds. The amount of issued bonds and guarantees outstanding by the Bank is limited to 30 times the amount of paid-in capital and legal reserve. Bonds purchased or guaranteed by the Korean government are not included in the limit. When existing bonds are refinanced or if guarantees are executed, the limit is temporarily suspended. There are no issued bonds guaranteed by the Korean government for the years ended December 31, 2007 and 2006.

The Bank acquired IFB during the year ended December 31, 2007, whose book value amounted to (Won)43,004 million (2006: (Won)695 million). The treasury bonds are deducted from industrial finance bonds.

The maturities of IFB as of December 31, 2007, are as follows:

(in millions of Korean won)	IFB in local currency		IFB in foreign currency		Offshore IFB in foreign currencies		Total
Within 3 months	(Won)	4,956,191	(Won)	—	(Won)	490,729	(Won)	5,446,920
More than 3~6 months		4,005,398		541,665		158,618		4,705,681
More than 6 months~1 year		6,110,225		1,472,694		785,280		8,368,199
More than 1~2 years		12,271,828		3,027,529		494,607		15,793,964
More than 2~3 years		10,442,261		2,281,315		350,971		13,074,547
More than 3~4 years		237,581		1,599,876		18,395		1,855,852
More than 4~5 years		934,164		1,582,574		579,881		3,096,619
More than 5 years		2,530,206		1,236,090		224,950		3,991,246

	(Won)	41,487,854	(Won)	11,741,743	(Won)	3,103,431	(Won)	56,333,028

11. Other Liabilities

Other liabilities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Trust account debit	(Won)	695,509	(Won)	639,010
Other accounts payable		2,103,637		1,144,518
Accrued expense		921,878		725,386
Advanced income		69,283		65,124
Guarantee deposits		35,388		28,531
Others		2,953,203		1,676,572

	(Won)	6,778,898	(Won)	4,279,141

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

12. Guarantees Outstanding and Commitments

The Bank provides guarantees for its customers. Outstanding guarantees and the related allowance for possible losses as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Guarantees				Allowance for possible losses
	2007		2006		2007		2006
Settled guarantees and commitments	(Won)	12,029,665	(Won)	8,680,114	(Won)	56,180	(Won)	37,450
Unsettled guarantees and commitments		11,195,150		7,539,111		19,761		12,936
Endorsed notes		298		3,666		3		26

	(Won)	23,225,113	(Won)	16,222,891	(Won)	75,944	(Won)	50,412

Unused loan commitments and the related allowances for possible losses as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Unused loan commitment				Allowance for possible losses
	2007		2006		2007		2006
Loans receivable	(Won)	2,696,690	(Won)	2,759,885	(Won)	11,585	(Won)	10,321
Guarantees and acceptances		12,112,458		10,257,257		44,064		30,295
Loan commitment		4,300,041		5,474,143		15,910		16,090

	(Won)	19,109,189	(Won)	18,491,285	(Won)	71,559	(Won)	56,706

The unsettled commitments provided by the Bank as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Commitments
For loans in local currency	(Won)	3,670,126	(Won)	5,050,526
For loans in foreign currencies		629,915		423,617

	(Won)	4,300,041	(Won)	5,474,143

Bonds sold under repurchase agreements	(Won)	750,570	(Won)	750,570

13. Commitments and Contingencies

The Bank has entered into agreements to provide certain syndicated loans with foreign banks. The total amounts available under such loans are US$ 2,971 million, JPY 1,275 million , EUR 38 million, CNY 32 million and HKD 32 million (equivalent to (Won)2,858,476 million) and (Won)909,930 million, of which US$ 1,139 million, JPY 392 million, and CNY 27 million (equivalent to (Won)1,075,308 million) and (Won)83,092 million have not been withdrawn by borrowers as of December 31, 2007.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Loans sold to KDB First Securitization Specialty Co., Ltd. and others in accordance with the Asset Securitization Plan as of December 31, 2007, are as follows:

(in millions of Korean won)	Disposal date	Book value		Selling price		Retained subordinated debt securities		Collateral(1)
KDB First SPC	June 8, 2000	(Won)	950,627	(Won)	600,000	(Won)	201,800	(Won)	120,000
KDB Second SPC	November 8, 2000		914,764		423,600		143,600		80,000
KDB Third SPC	September 20, 2001		1,793,546		949,900		349,900		186,000
KDB Fifth SPC	December 13, 2001		765,358		528,400		238,400		100,000

		(Won)	4,424,295	(Won)	2,501,900	(Won)	933,700	(Won)	486,000

(1)	Investment securities are pledged as collaterals (Note 4).

According to the contracts on asset transfers stipulating warranty for the assets above, the Bank has a responsibility of warranty of up to 30 % of the proceeds when the principal or a part of the interest is not repaid at the expected due date according to the cash flows payment schedule.

The Bank has provided credit lines to several securitization specialty companies amounting to (Won)4,300,041 million, of which (Won)7,257 million was withdrawn as of December 31, 2007.

As of December 31, 2007, the Bank still has the valid legal right to seek indemnity for (Won)1,535,054 million as part of the loans receivable written off.

The Bank has outstanding loans receivable amounting to (Won)596,378 million, and securities amounting to (Won)336,028 million as of December 31, 2007, from companies under workout, court receivership, court mediation or other restructuring process. The Bank recorded (Won)148,384 million as allowances for possible loan losses, and (Won)2,363 million for present value discount with regard to these loans receivable. Actual losses from these loans may differ from the allowances recorded.

As of December 31, 2007, the Bank faces 17 legal cases involving an aggregate amount of (Won)10,595 million, and has filed eight lawsuits, with an aggregate amount of (Won)514,932 million. The final outcome of these cases cannot yet be determined as of the report date.

14. Derivative Financial Instruments and Related Contracts

The Bank utilizes derivative financial instruments for trading purposes or to hedge against financial market risks.

For trading purposes, the Bank uses futures and forward contracts, swaps, and options, in order to gain a profit from short-term fluctuations of the underlying value of the derivatives, by forecasting the future interest rate, exchange rate or other variables affecting the value of the instruments. Furthermore, the Bank also trades the instruments to hedge against the derivative financial instruments purchased by the Bank’s customers.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Additionally, trading derivatives include derivatives used to hedge the exchange rate of the Bank’s foreign currency denominated assets and liabilities, and interest rate of the Bank’s loans and borrowings, whose underlying assets and liabilities are already valued at fair market value, and hedging derivatives that are not specifically identified to an underlying transaction.

Hedging instruments generally include cross currency swaps and/or interest rate swaps used to hedge borrowings and bonds denominated in foreign currency from the exchange rate and/or the interest rate risks. Those hedging transactions are made with foreign financial institutions and domestic banks. The hedging instruments also include interest rate swaps used to reduce interest rate risks of the Industrial Finance Bonds issued in Korean won.

The unsettled contract amounts of the Bank’s derivatives and the related valuation gain(loss) as of and for the year ended December 31, 2007, are as follows:

	Unsettled contract amount						Valuation gain/loss (P/L)						Valuation asset (liability) (B/S)
(in millions of Korean won)	Trading purpose		Hedging purpose		Total		Trading purpose		Hedging purpose		Total
Interest rate
Forward	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Futures		4,956,874		—		4,956,874		—		—		—		—
Swap		116,672,092		5,447,545		122,119,637		(257,721)		(18,052)		(275,773)		(370,950)
Option
Buy		552,022		1,170,000		1,722,022		526		606		1,132		28,922
Sell		512,023		1,425,418		1,937,441		175		(1,263)		(1,088)		(28,996)

		122,693,011		8,042,963		130,735,974		(257,020)		(18,709)		(275,729)		(371,024)

Currency
Forward		56,464,775		—		56,464,775		175,426		—		175,426		(4,773)
Futures		3,324,136		—		3,324,136		—		—		—		—
Swap		38,351,647		5,011,966		43,363,613		40,095		358,899		398,994		757,298
Option
Buy		8,354,813		—		8,354,813		66,495		—		66,495		111,246
Sell		10,160,123		—		10,160,123		(36,284)		—		(36,284)		(123,527)

		116,655,494		5,011,966		121,667,460		245,732		358,899		604,631		740,244

Stock price index
Futures		44,640		—		44,640		—		—		—		—
Option
Buy		398,392		—		398,392		721		—		721		34,180
Sell		439,067		—		439,067		(1,735)		—		(1,735)		(37,288)
		882,099		—		882,099		(1,014)		—		(1,014)		(3,108)
Commodity
Forward		649,197		—		649,197		6,843		—		6,843		6,843
Swap		269,062		—		269,062		3,212		—		3,212		3,266
Futures		25,765		—		25,765		—		—		—		—
Option
Buy		154,887		—		154,887		32		—		32		2,942
Sell		154,887		—		154,887		32		—		32		(2,942)

		1,253,798		—		1,253,798		10,119		—		10,119		10,109

	(Won)	241,484,402	(Won)	13,054,929	(Won)	254,539,331	(Won)	(2,183)	(Won)	340,190	(Won)	338,007	(Won)	376,221

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

15. Shareholder’s Equity

Paid-in Capital

The Korean government shall provide the entire paid-in capital of the Bank in accordance with the Korea Development Bank Act. The authorized paid-in capital amounts to (Won)10,000 billion as of December 31, 2007. The total paid-in capital of the Bank outstanding as of December 31, 2007, is (Won)8,241,861 million.

On April 30, 2004, the Korean government increased the Bank’s capitalization by (Won)1,000 billion by additionally contributing KEPCO shares of (Won)695 billion and subscription certificates of Korean Water Resources Corporation amounting to (Won)305 billion.

Capital Surplus

The Bank has reduced (Won)5,178,600 million of shareholder’s equity in 1998 and 2000 to offset the accumulated deficit and recorded capital surplus of (Won) 44,373 million.

Accumulated Other Comprehensive Gain

The changes in valuation gain and loss from investment securities recorded as accumulated other comprehensive gain for the years ended December 31, 2007 and 2006, are as follows:

	2007						2006
(in millions of Korean won)	Available-for-sale securities		Equity method investments		Total		Total
Beginning balance	(Won)	2,464,609	(Won)	22,396	(Won)	2,487,005	(Won)	2,431,079
Cumulated effect of accounting changes		—		(5,831)		(5,831)		—
Increase(decrease) due to disposals and others		(383,773)		(1,864)		(385,637)		(110,792)
Valuation gain(loss) during the year		1,508,166		(118,711)		1,389,455		180,567
Transfer to deferred tax assets(liabilities)		(309,208)		27,963		(281,245)		(13,849)

Ending balance	(Won)	3,279,794	(Won)	(76,047)	(Won)	3,203,747	(Won)	2,487,005

Legal Reserve

The Korea Development Bank Act requires the Bank to appropriate at least 40% of net income as a legal reserve. This reserve can be transferred to paid-in capital or used to offset accumulated deficit.

Offsetting of Accumulated Deficit

In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserves are insufficient to eliminate the accumulated deficit, the Korean government should complement the deficiency.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

Dividends

Total expected dividends amount to (Won)300,000 million with the dividend payout ratio (total dividend/ net income) of 14.65%.

16. Other Non-interest Revenue and Expenses

Other non-interest revenue and expenses for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Other non-interest revenue
Gain on disposal of equity method investments	(Won)	896,464	(Won)	1,459
Gain on foreign currency transactions		585,825		540,284
Gain on disposal of loans receivable		14,797		2,967
Gain on valuation of hedged items		135,449		454,747
Others		19,761		18,423

	(Won)	1,652,296	(Won)	1,017,880

Other non-interest expense
Loss on foreign currency transactions	(Won)	403,806	(Won)	820,127
Provision for losses from guarantees and acceptances		25,622		10,631
Provision for losses from unused loan commitments		14,836		25,752
Loss on valuation of hedged items		636,262		235,954
Others		198,545		202,519

	(Won)	1,279,071	(Won)	1,294,983

17. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Salaries	(Won)	222,141	(Won)	208,513
Retirement allowance		27,886		22,609
Employee benefits		17,991		16,262
Rent		9,300		8,396
Depreciation		20,401		21,100
Taxes and dues		17,206		15,388
Printing		4,452		4,242
Travel		3,362		3,641
Commission		14,317		13,344
Others		71,453		69,344

	(Won)	408,509	(Won)	382,839

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

18. Non-operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Non-operating income
Gain on disposal of premises and equipment	(Won)	745	(Won)	54
Rental income		1,739		1,729
Valuation gain on equity method investments		1,476,012		1,527,336
Others		1,684		12,677

		1,480,180		1,541,796

Non-operating expenses
Loss on disposal of premises and equipment		460		435
Valuation loss on equity method investments		7,372		27,982
Others		7,818		124,692

		15,650		153,109

	(Won)	1,464,530	(Won)	1,388,687

19. Income Tax

Income tax expense for the years ended December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Income tax	(Won)	9,628	(Won)	5,176
Change in deferred income tax due to temporary difference		14,327		133,350
Income tax expense accounted for as accumulated other comprehensive income		286,623		29,533
Change in deferred income tax due to tax loss		248,059		(304,320)

	(Won)	558,637	(Won)	(136,241)

Income tax expense accounted for as accumulated other comprehensive income for the years ended December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Valuation gain and loss on available-for-sale securities	(Won)	309,208	(Won)	73,875
Valuation gain and loss on equity method investments		(22,585)		(44,322)

	(Won)	286,623	(Won)	29,533

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

The tax adjustments for the year ended December 31, 2007, are as follows:

(in millions of Korean won)	Temporary difference		Permanent difference
Additions
Prior year valuation gain and loss on equity method investments	(Won)	5,464,395	(Won)	—
Prior year financial derivative assets		2,197,260		—
Financial derivative liabilities		2,889,057		—
Prior year valuation gain and loss on hedged items		550,249		—
Gain and loss on foreign currency translation of hedged item		178,859		—
Others		487,708		7,323

	(Won)	11,767,528	(Won)	7,323

(in millions of Korean won)	Temporary difference		Permanent difference
Deductions
Equity method investments	(Won)	6,015,261	(Won)	—
Financial derivative assets		3,181,778		—
Prior year financial derivative liabilities		2,304,277		—
Valuation gain and loss on hedged items		225,778		—
Prior year gain and loss on foreign currency translation of hedged item		400,167		—
Dividends received		—		85,325
Foreign tax paid		—		9,629
Others		1,079,247		120,918

	(Won)	13,206,508	(Won)	215,872

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

The changes of temporary differences and deferred tax assets and liabilities for the year ended December 31, 2007, are as follows:

	Temporary differences and tax loss								Deferred tax assets and liabilities
(in millions of Korean won)	Beginning balance		Decrease		Increase		Ending balance		Beginning balance		Changes		Ending balance
Equity method investments(1)	(Won)	(5,464,395)	(Won)	(5,464,395)	(Won)	(6,015,261)	(Won)	(6,015,261)	(Won)	(1,292,245)	(Won)	(81,523)	(Won)	(1,373,768)
Financial derivative assets		(2,197,260)		(2,197,260)		(3,181,778)		(3,181,778)		(604,247)		(270,742)		(874,989)
Gain and loss on valuation of hedged items		(550,249)		(550,249)		178,859		178,859		(151,318)		200,504		49,186
Impairment loss on debt securities		358,924		2,776		4,441		360,589		98,704		458		99,162
Impairment loss on equity securities(2)		763,197		6,577		16,270		772,890		209,879		2,666		212,545
Provision for loan losses		1,600,351		41,752		—		1,558,599		440,097		(11,482)		428,615
Financial derivative liabilities		2,304,277		2,304,277		2,889,057		2,889,057		633,676		160,815		794,491
Dividends		315,176		—		2,557		317,733		86,673		704		87,377
Others		784,754		928,672		(260,975)		(404,893)		19,121		(302,350)		(283,229)

		(2,085,225)		(4,927,850)		(6,366,830)		(3,524,205)		(559,660)		(300,950)		(860,610)
Tax loss and others		1,148,294		958,695		56,664		246,263		315,781		(248,059)		67,722

	(Won)	(936,931)	(Won)	(3,969,155)	(Won)	(6,310,166)	(Won)	(3,277,942)	(Won)	(243,879)	(Won)	(549,009)	(Won)	(792,888)

(1)	Deferred tax effect amounting to (Won)280,429 million was not recognized because the sale of the securities under equity method or declaration of dividends are deemed to have no future benefits.
(2)	Deferred tax effect amounting to (Won)171,881 million due to impairment loss on investment securities is not recognized as temporary differences are deemed to have no future benefits.
(3)	Deferred tax effects, which are accounted for under the shareholder’s equity or adjusted to overseas account, are not included in above changes of temporary differences and deferred tax assets and liabilities.

In 2007, the Bank applied newly revised Korea Accounting Institute Opinion 06-2, Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures, amended by the Korea Accounting Standards Board on February 22, 2008. Accordingly, the Company has changed its accounting method related to the recognition of deferred income tax related to investment assets in investee companies. However, the prior year financial statements, presented herein for comparative purposes, have not been restated to reflect this change in accordance with the revised Korea Accounting Institute Opinion 06-2, and the Bank reflected the cumulative effect of the change of the accounting method on the beginning balances of the current year’s financial statements balances. As a result of the change, beginning balance of deferred income tax liabilities increased by (Won)391,640 million, retained earnings decreased by (Won)385,809 million, gain on valuation of equity method investments decreased by (Won)7,160 million, and gain on valuation of negative-equity method investments decreased by (Won)1,329 million as compared to the amount computed under the previous method.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

20. Average Amounts of Assets and Liabilities Related to Interest Income and Expenses

Interest income or expense and the average amounts of related assets or liabilities for the years ended December 31, 2007 and 2006, are as follows:

	2007				2006
(in millions of Korean won)	Average amount		Interest income or expense		Average amount		Interest income or expense
Assets
Due from banks	(Won)	1,978,386	(Won)	86,418	(Won)	1,428,400	(Won)	63,141
Securities		25,683,332		1,267,059		18,042,526		852,538
Loans receivable		53,683,838		3,082,061		49,535,946		2,709,800
Others				43,497				25,044

			(Won)	4,479,035			(Won)	3,650,523

Liabilities
Deposits	(Won)	10,335,803	(Won)	466,352	(Won)	10,610,115	(Won)	417,560
Borrowings		24,914,661		1,153,441		21,537,489		883,777
Bonds		52,926,561		2,583,733		44,220,813		1,972,659
Others				34,842				20,342

			(Won)	4,238,368			(Won)	3,294,338

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

21. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006, are as follows:

	Foreign currency(1)				Equivalent in Korean won
(in millions of Korean won, US$ in thousands)	2007		2006		2007		2006
Asset
Cash	US$	4,241	US$	3,930	(Won)	3,979	(Won)	3,654
Due from banks		1,073,973		610,064		1,007,601		567,115
Trading securities		372,963		927,809		349,914		862,492
Investment securities (available-for-sale)		4,447,308		3,959,644		4,172,464		3,680,885
Investment securities (held-to-maturity)		7,992		12,979		7,498		12,065
Equity method investments		430,112		328,034		403,531		304,941
Bills bought		1,788,278		1,684,849		1,677,762		1,566,235
Call loans		935,849		971,700		878,014		903,292
Loans receivable		15,769,308		13,162,980		14,794,765		12,236,307
Domestic import usance bills		2,399,756		2,052,304		2,251,451		1,907,822
Receivables		1,301,543		771,877		1,221,108		717,537
Other assets		2,977,303		3,324,429		2,793,306		3,090,390

	US$	31,508,626	US$	27,810,599	(Won)	29,561,393	(Won)	25,852,735

Liabilities
Deposits	US$	803,901	US$	539,001	(Won)	754,220	(Won)	501,056
Borrowings		13,627,105		11,832,152		12,784,950		10,999,168
Bonds sold under repurchase agreements		1,790,937		768,344		1,680,257		714,253
Call money		543,699		819,090		510,098		761,426
Bonds		15,814,316		12,597,873		14,836,991		11,710,982
Other liabilities		2,805,564		1,800,314		2,632,180		1,673,572

	US$	35,385,522	US$	28,356,774	(Won)	33,198,696	(Won)	26,360,457

(1)	Assets or liabilities denominated in foreign currencies other than in US dollars have been converted into US dollars using the exchange rate in effect on December 31, 2007.

22. Related Party Transactions

The subsidiaries and equity-method investees as of December 31, 2007, are as follows:

Related Companies
Domestic Companies	The KDB Capital Corp., Daewoo Shipbuilding & Marine Engineering Co., Ltd., Daewoo Securities Co., Ltd., Korea Infrastructure Fund, KDB Asset Management Co., Ltd., KDB Value Private Equity Fund I, Korea Aerospace Industries, Ltd., KDB Value Private Equity Fund II, Samwon Industrial Co., Ltd.

Overseas Companies	KDB Asia (HK) Ltd., KDB Ireland Ltd., KDB Bank (Hungary) Ltd., KDB Brazil Ltd., KDB Uzbekistan Ltd.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

The significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2007 and 2006, and the related account balances as of December 31, 2007 and 2006, are as follows:

	Interest income and others				Interest expense and others				Loans receivable				Borrowings
(in millions of Korean won)	2007		2006		2007		2006		2007		2006		2007		2006
Subsidiaries	(Won)	137,824	(Won)	101,098	(Won)	123,074	(Won)	6,136	(Won)	6,954,493	(Won)	5,516,322	(Won)	783,739	(Won)	206,967
Equity-method investees		337,682		377,351		17,315		6,215		7,019,393		7,884,328		241,555		—

	(Won)	475,506	(Won)	478,449	(Won)	140,389	(Won)	12,351	(Won)	13,973,886	(Won)	13,400,650	(Won)	1,025,294	(Won)	206,967

23. Comprehensive Income

Comprehensive income for the years ended December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Net income	(Won)	2,047,604	(Won)	2,100,824
Other comprehensive gain		722,573		55,926
Gain on valuation of equity method investments(1)		(92,612)		(138,834)
Gain on valuation of available-for-sale securities(2)		815,185		194,760

	(Won)	2,770,177	(Won)	2,156,750

(1)	Related tax effect in 2007 amounts to (Won)(22,585) million (2006: (Won)(44,322) million).
(2)	Related tax effect in 2007 amounts to (Won)309,208 million (2006: (Won)73,875 million).

24. Operating Results of Trust Accounts

The revenue and expenses of the trust accounts for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Revenue
Interest income	(Won)	218,534	(Won)	190,944
Gain from securities		457,927		27,514
Others		32,044		12,548

	(Won)	708,505	(Won)	231,006

Expenses
Dividends of trust profits to beneficiaries	(Won)	653,752	(Won)	(1,218,074)
Commissions paid		4,862		5,481
Loss from securities		17,901		1,412,527
Trust fee to the Bank		16,490		15,112
Provisions for possible loan losses		20		92
Others		15,480		15,868

	(Won)	708,505	(Won)	231,006

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

25. Supplemental Cash Flow Information

Transactions not involving any inflow or outflow of cash for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Loans converted into equity securities	(Won)	21,260	(Won)	29,547

26. Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2007, are as follows:

(in millions of Korean won)	4th quarter, 2007		4th quarter, 2006
Operating income	(Won)	3,599,684	(Won)	1,840,689
Operating profit(loss)		19,565		(310,547)
Net income		39,724		315,282

27. Restatement of Prior Year Financial Statements

The Bank adopted early the Financial Supervisory Service’s Accounting Implementation Guide 06-5 and changed its accounting method for valuation of non-listed equity securities to comply with the new requirement.

As the Bank was not able to reasonably determine the cumulative effect of accounting changes due to the Financial Supervisory Service’s Accounting Implementation Guide 06-5, the effect of changes in accounting method is reflected in the current and future periods.

28. Reclassification of Prior Year Financial Statements

Certain amounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the new requirements of Statement of Korean Financial Accounting Standards No. 24. These reclassifications have no effect on previously reported net income or shareholder’s equity.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Balance Sheets

June 30, 2008 and December 31, 2007

(in millions of Korean won)	2008		2007
Assets
Cash and due from banks (Note 3)	(Won)	2,871,560	(Won)	2,893,757
Securities (Note 4)		54,864,132		53,988,638
Loans receivable, net of allowance for possible loan losses of (Won)832,550 million (2007 : (Won)810,371 million) (Note 5)		62,679,483		57,031,868
Property and equipment, net (Note 6)		639,287		634,598
Derivative financial instruments (Note 14)		7,671,667		3,451,594
Other assets, net (Note 7)		11,049,420		4,615,490

Total assets	(Won)	139,775,549	(Won)	122,615,945

Liabilities and Shareholder’s Equity
Deposits (Note 8)	(Won)	10,579,285	(Won)	9,621,272
Borrowings (Note 9)		30,612,855		28,037,860
Industrial finance bonds, gross of premium on bonds of (Won)6,242 million (2007 : (Won)8,085 million) and net of discount on bonds of (Won)39,072 million (2007 : (Won)45,842 million) (Note 10)		61,332,117		56,295,271
Allowance for possible guarantee losses (Note 12)		89,789		75,944
Allowance for unused loan commitment (Note 12)		66,408		71,559
Accrued severance benefits		81,839		73,083
Derivative financial instruments (Note 14)		6,781,846		3,075,374
Other liabilities (Note 11)		12,820,708		6,778,898

Total liabilities		122,364,847		104,029,261

Commitments and contingencies (Note 13)
Shareholder’s Equity
Paid-in capital (Note 15)		8,241,861		8,241,861
Capital surplus (Note 15)		44,373		44,373
Capital adjustments		—		—
Accumulated other comprehensive gain (Note 15)		1,737,308		3,203,747
Retained earnings		7,387,160		7,096,703

Total shareholder’s equity		17,410,702		18,586,684

Total liabilities and shareholder’s equity	(Won)	139,775,549	(Won)	122,615,945

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Income

Six-Month Periods Ended June 30, 2008 and 2007

(in millions of Korean won)	2008		2007
Interest income
Interest on loans	(Won)	1,695,583	(Won)	1,447,384
Interest on due from banks		56,839		31,831
Interest on trading securities		27,133		41,602
Interest on available-for-sale securities		713,981		487,356
Interest on held-to-maturity securities		78,648		44,946
Other interest income		13,783		6,976

		2,585,967		2,060,095

Interest expense
Interest on deposits		252,849		216,008
Interest on borrowings		617,285		532,514
Interest on bonds payable		1,441,090		1,204,667
Other interest expenses		17,252		13,978

		2,328,476		1,967,167

Net interest income		257,491		92,928
Provision for loan losses		—		67,006

Net interest income after provision for loan losses		257,491		25,922

Non-interest revenue
Fees and commissions		146,906		137,469
Gain from trading securities		17,703		26,297
Gain from available-for-sale securities		405,947		344,498
Gain from derivative financial instruments		11,071,981		2,091,945
Others (Note 16)		989,632		1,264,806

		12,632,169		3,865,015

Non-interest expenses
Fees and commissions		13,883		9,847
Loss from trading securities		44,662		23,307
Loss from available-for-sale securities		29,341		33,310
Loss from derivative financial instruments		10,350,869		2,179,862
General and administrative expenses (Note 17)		198,881		186,236
Others (Note 16)		1,846,115		376,993

		12,483,751		2,809,555

Operating income		405,909		1,081,382
Non-operating income, net (Note 18)		238,850		843,455

Income before income tax expenses		644,759		1,924,837
Income tax expenses (Note 20)		109,231		430,181

Net income	(Won)	535,528	(Won)	1,494,656

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2008 and 2007

(in millions of Korean won)	2008		2007
Cash flows from operating activities
Net income	(Won)	535,528	(Won)	1,494,656

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation		9,648		9,530
Provision for loan losses		—		67,006
Gain on disposal of loans receivable		—		(3,729)
Loss on trading securities, net		10,442		2,027
Gain(Loss) on available-for-sale securities, net		8,477		(45,374)
Gain on equity method investments, net		(238,493)		(843,405)
Gain on foreign currencies translation, net		(215,115)		(58,785)
Gain(Loss) from derivative financial instruments, net		(516,325)		6,324
Gain(Loss) on valuation of hedged items, net		1,035,149		(58,792)
Retirement allowance		14,571		14,437
Others, net		(11,093)		(14,724)

		97,261		(925,485)

Changes in operating assets and liabilities
Increase in other accounts receivable		(6,198,377)		(2,088,200)
Increase in other accounts payable		6,234,516		2,081,289
(Acquisition)Disposal of trading securities		231,798		(378,763)
Acquisition of available-for-sale securities		(2,369,197)		(4,697,147)
Acquisition of held-to-maturity securities		(417,511)		(528,070)
(Acquisition)Disposal of equity method investments		(118,072)		735,898
Acquisition of loans receivable		(5,392,909)		(3,293,724)
Net increase in derivative financial instruments		(1,032,425)		(88,347)
Payment of severance benefits		(7,014)		(5,011)
Receipt of dividends		252,296		250,435
Others, net		(71,778)		318,879

		(8,888,673)		(7,692,761)

Net cash used in operating activities		(8,255,884)		(7,123,590)

Cash flows from investing activities
(Acquisition)Disposal of property and equipment, net		(14,223)		2,924
Others, net		14,636		(1,289,316)

Net cash (used in) provided by investing activities		413		(1,286,392)

Cash flows from financing activities
Increase in deposits, net		958,012		1,387,879
Increase in borrowings, net		1,886,776		248,282
Increase in bonds issued, net		5,022,615		5,729,667
Others, net		385,030		1,101,778

Net cash provided by financing activities		8,252,433		8,467,606

Net increase(decrease) in cash and cash equivalents		(3,038)		57,624
Cash and cash equivalents
Beginning of period		60,762		53,130

End of period	(Won)	57,724	(Won)	110,754

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statement of Changes in Shareholder’s Equity

Six-Month Period Ended June 30, 2008 and 2007

(in millions of Korean won)	Paid-in Capital		Capital Surplus		Capital Adjustments		Accumulated other Comprehensive Gain		Retained Earnings		Total
January 1, 2007	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	2,481,174	(Won)	5,347,118	(Won)	16,114,526
Adjustments to retained earnings from equity method investments		—		—		—		—		(1,033)		(1,033)
Dividends		—		—		—		—		(299,179)		(299,179)
Net income		—		—		—		—		1,494,656		1,494,656
Gain on valuation of available-for-sale securities		—		—		—		768,095		—		768,095
Gain on valuation of equity method investments		—		—		—		(22,147)		—		(22,147)

June 30, 2007	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	3,227,122	(Won)	6,541,562	(Won)	18,054,918

January 1, 2008	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	3,203,747	(Won)	7,096,703	(Won)	18,586,684
Adjustments to retained earnings from equity method investments		—		—		—		—		54,929		54,929
Dividends		—		—		—		—		(300,000)		(300,000)
Net income		—		—		—		—		535,528		535,528
Gain on valuation of available-for-sale securities		—		—		—		(889,210)		—		(889,210)
Gain on valuation of equity method investments		—		—		—		(577,229)		—		(577,229)

June 30, 2008	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	1,737,308	(Won)	7,387,160	(Won)	17,410,702

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements

June 30, 2008 and 2007

1. The Bank

The Korea Development Bank (the “Bank”) was established in 1954 in accordance with the Korea Development Bank Act for the purpose of supplying and managing major industrial capital to develop the Korean manufacturing industry and others. The Bank has 40 local branches, six overseas branches, five overseas subsidiaries and two overseas offices as of June 30, 2008. The Bank is engaged in the banking business under the Korea Development Bank Act and in the trust business in accordance with the Trust Business Act and other related regulations.

The Korea Development Bank Act prescribes that the Korean government owns the entire capital of the Bank.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds held as fiduciary are accounted for and reported separately from the Bank’s own commercial banking business.

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported herein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. Significant accounting policies adopted by the Bank for the financial statement are identical to the accounting policies followed by the Bank for the annual financial statements for the year ended December 31, 2007.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

By following 06-2 of the Korean Accounting Statement Implementation, ‘accounting treatment for taxable earnings associated with investment in subsidiaries, associates, and joint ventures,’ which was revised on February 22nd 2008, method of recognizing deferred income taxes associated with equity method investment has changed. The beginning balance of the previous year retroactively reflects this policy change. Impact from the policy change includes (Won)396,140 million increase in deferred income tax payable and decrease in retained earnings, capital adjustment in equity investment, and negative capital adjustment in equity method investment by (Won)385,809 million, (Won)7,160 million, (Won)1,329 million in each respect. Accumulated effects from the policy change have been handled prospectively, since the accumulated effects can not be measured rationally.

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

Allowance for Possible Loan Losses

The Bank provides for possible loan losses based on the borrowers’ future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Bank. This credit rating model includes financial and non-financial factors of borrowers and classifies the borrowers’ credit risk. Allowances are determined by applying the following minimum percentages to the various credit risk ratings:

Loan Classifications	Minimum Provision Percentages
Normal	0.85%
Precautionary	7%
Substandard	20%
Doubtful	50%
Expected Loss	100%

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. Unlisted stocks classified as available for sale securities including Dasan Co., Ltd. are evaluated by using reasonable estimates and an adequate valuation model based on the professional decisions made by an independent external organization. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at a reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as an accumulated other comprehensive gain.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized until their maturity using the effective interest rate method.

Impairment losses are recognized in the statement of income when the recoverable amounts of available-for-sale securities or held-to-maturity securities are less than the acquisition cost (in case of equity securities) or amortized cost (in case of debt securities). When they are not recognized as net income of the current reporting period then the recognition will take effective at their disposition point.

Investment securities which allow the Bank a significant influence over the investee are valued using the equity method of accounting. The Bank considers that it has a significant influence on an investee if the Bank holds more than 15% interest. However, the Bank does not apply the equity method for the following investments:

•	Investees having total assets of less than (Won)7,000 million

•	Investees under court receivership or bankruptcy

•	Investees under the process of being sold

•	Converted shares of stock with a restriction on disposal under the corporate restructuring law

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses equals the costs of the investments. The Bank continues to do so until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Under the equity method, the Bank records changes in its proportionate ownership in the book value of the investee in current operations, as accumulated other comprehensive gains or as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

Property and Equipment, and Related Depreciation

Property and equipment used for business purposes are recorded at cost, except for those assets subject to upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents facilities and buildings at their depreciated replacement cost and land at the prevailing market price, as of the effective date of revaluation.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method, based on the estimated useful lives of the assets as described below:

Classifications	Estimated Useful Lives
Buildings	20 ~ 50 years
Furniture and fixture	10 ~ 40 years
Computer equipment	4 years
Vehicles	4 years
Others	4 years

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

The Bank recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the acquisition cost of the impaired asset. If there is a subsequent recovery from the impairment, a reversal of the previous write-down is made limited to the amount of the original cost. The reversal amount of the previously recognized loss is credited to current operations as a gain.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization of these intangibles is computed using the straight-line method over a period of four or five years.

Present Value Discount

Loans which are impaired due to the restructuring of the borrower, court mediation or negotiation, are revalued using an adjusted interest rate. The difference between the book value and the readjusted value is offset against the provision for possible loan losses, and the remaining difference is recognized as a bad debt expense in the year incurred. The present value discount account is amortized using the effective interest rate method as interest expense or interest income.

Bond Purchased Under Resale Agreement and Bonds Sold Under Repurchase Agreements

Bond purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and is accrued evenly over the period covered by the agreements.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean won at the foreign exchange rates ((Won)1,043.40: US$1) in effect on the balance sheet date. The resulting exchange gains or losses are reflected in current operations.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Allowance for Possible Guarantee Losses and Allowance for Loan Commitments

Provisions for possible losses on guarantees, acceptances and endorsed notes are based on a credit rating of the companies. The allowances for such losses are calculated by applying minimum provision percentage described below and credit conversion ratio. These allowances are shown in the liability section.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Additionally, the Bank provides a provision for possible loss on unused loan commitments classified as “normal.”

Classifications	Minimum Provision Percentages
Normal	0.85%
Precautionary	7%
Substandard	20%
Doubtful	50%
Expected Loss	100%

Deferred Income Taxes

Income tax expense consists of taxes payable for the year and the change in deferred income tax assets and liabilities for the year. The Bank records deferred income tax assets or liabilities which arise from temporary differences between the amount reported for financial reporting purposes and income tax purposes. Temporary differences that would increase the amount of taxable income in the future are recognized as deferred income liabilities subject to certain exceptions. Deferred tax assets are recognized when it is more likely that they will be realized in the future. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account

Translation of Foreign Currency Financial Statements

Accounts and records of the overseas branches are maintained in foreign currencies. For presentation in the accompanying non-consolidated financial statements, the financial statements of the branches have been translated at the exchange rates as of the balance sheet date.

Derivative Financial Instruments

Derivative financial instruments held for trading purposes are stated at fair value as of the balance sheet date. Derivative financial instruments for fair value hedges are stated at market value. The gains and losses on the hedging instruments, as well as the related loss or gain on the hedged items, are recognized in current operations.

Compensation to Trust Accounts

The Bank receives management fees from trust accounts for management and custodial services.

Certain trust funds held by the Bank are guaranteed a certain rate of return by the Bank. If the income from trust operations is insufficient to generate the required rate of return, the deficiency may be either recovered from previously established special allowances, or compensated by the Bank’s banking accounts. Such compensation is accounted for as other operating expenses under the banking accounts and other income under the trust accounts in accordance with the relevant laws and regulations applicable to trust operations.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are material.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

3. Cash and Due from Banks

Cash and due from banks as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Cash on hand in local currency	—	(Won)	52,959	(Won)	56,784
Cash on hand in foreign currencies	—		4,766		3,979
Due from banks in local currency	0 ~ 4.3		1,362,896		1,825,393
Due from banks in foreign currencies	0 ~ 5.0		1,450,939		1,007,601

		(Won)	2,871,560	(Won)	2,893,757

Due from banks in local currency as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
The Bank of Korea	—	(Won)	389,406	(Won)	694,695
Korea Exchange Bank	—		351		307
Kookmin Bank	4.3		143,804		125,835
Others	4.3		829,335		1,004,556

		(Won)	1,362,896	(Won)	1,825,393

Due from banks in foreign currencies as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
The Bank of Korea	—	(Won)	11,407	(Won)	25,811
Shinhan Bank and others	5.00		1,439,532		981,790

		(Won)	1,450,939	(Won)	1,007,601

Restricted deposits included in due from banks as of June 30, 2008, are as follows:

(in millions of Korean won)	Deposits
Reserve deposits with the Bank of Korea	(Won)	389,406
Kookmin Bank		143,804
Shinhan Bank		27,244
ICBC Shanghai and others		31,323

	(Won)	591,777

Deposits with Kookmin Bank and Shinhan Bank are pledged as collaterals. Reserve deposits with the Bank of Korea represent amounts required under the Banking Act for the payment of deposits. Reserve deposits with ICBC Shanghai and others represent amounts required under the related banking regulations of the People’s Republic of China.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

4. Securities

Securities as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	2008		2007
Trading securities	(Won)	740,268	(Won)	982,509
Available-for-sale securities		37,959,018		36,845,694
Held-to-maturity securities		3,113,549		2,696,038
Equity method investments		13,051,297		13,464,397

	(Won)	54,864,132	(Won)	53,988,638

Trading securities as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Equity investments	—	(Won)	22,801	(Won)	33,997
Government and public bonds	5.28		271,808		157,076
Corporate bonds	5.26 ~ 5.30		139,356		264,493
Commercial papers and others	5.97		205,859		176,829
Securities in foreign currencies	6.47		100,444		349,914

		(Won)	740,268	(Won)	982,509

Available-for-sale securities as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Equity investments	—	(Won)	12,356,353	(Won)	13,448,663
Government and public bonds	4.53 ~ 6.04		1,042,865		911,749
Corporate bonds	4.77 ~ 5.18		19,214,424		17,972,481
Beneficiary certificates(1)	—		833,397		340,338
Other securities in foreign currencies	0 ~ 5.37		4,511,979		4,172,463

		(Won)	37,959,018	(Won)	36,845,694

(1)	As of June 30, 2008, the Bank has investments of (Won)805,610 million in private equity funds, and the details of their main assets and the operating profits are as follows:

(in millions of Korean won)	Name of fund	Main assets	Book value		Operating profits
KDB Asset Management Co., Ltd.	KDB private placement bonds 62	Government and public bonds and others	(Won)	90,499	(Won)	499
Kyobo Investment Trust Management Co.	Kyobo Tomorrow6M private placement bonds L-2	Government and public bonds and others		90,645		645
Hanhwa Investment Trust Management Co., Ltd.	Hanhwa boomerang private bonds 126	Government and public bonds and others		100,713		713
Others				523,753		3,753

			(Won)	805,610	(Won)	5,610

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Held-to-maturity debt securities as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Par value				Acquisition cost				Carrying value
	2008		2007		2008		2007		2008		2007
Government and public bonds	(Won)	3,036,310	(Won)	2,660,052	(Won)	3,028,552	(Won)	2,622,030	(Won)	3,034,508	(Won)	2,657,762
Corporate bonds		70,000		30,000		70,000		30,000		70,000		30,000
Investment debt securities in local currency		694		783		691		773		695		778
Investment debt securities in foreign currencies		8,347		7,506		8,305		7,468		8,346		7,498

	(Won)	3,115,351	(Won)	2,698,341	(Won)	3,107,548	(Won)	2,660,271	(Won)	3,113,549	(Won)	2,696,038

Equity method investments as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won; shares in thousands)
Investee	Number of shares	Percentage of ownership (%)	Acquisition cost				Book value				Net book value
			2008		2007		2008		2007		2008		2007
Korea Electric Power Corporation	192,160	29.95	(Won)	4,491,411	(Won)	4,491,411	(Won)	9,282,367	(Won)	9,403,531	(Won)	12,938,712	(Won)	13,187,909
Daewoo Securities Co., Ltd.	74,309	39.09		548,252		548,252		929,759		915,762		929,759		915,762
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	59,826	31.26		288,383		288,383		217,810		573,290		217,810		553,745
The KDB Capital Corp.	62,125	99.92		761,593		761,593		496,482		522,737		493,781		512,043
GM Daewoo Auto & Technology Company	70,706	27.97		213,206		213,206		200,731		364,980		200,731		364,980
KDB Asia (HK) Ltd.	90,000	100.00		135,577		135,577		183,542		173,680		183,542		173,680
STX Pan Ocean Co., Ltd.	319,998	15.54		31,907		31,907		328,132		275,916		334,277		282,338
Korea Tourism Organization	2,824	43.58		35,529		35,529		166,919		170,874		166,919		170,874
Korea Aerospace Industries, Ltd.	25,890	30.11		133,900		133,900		139,868		137,394		136,320		130,894
KDB Bank (Hungary) Ltd.	1,534	100.00		86,980		86,980		164,954		127,109		164,954		127,025
Others				796,173		660,493		940,733		799,124		921,891		785,815

			(Won)	7,522,911	(Won)	7,387,231	(Won)	13,051,297	(Won)	13,464,397	(Won)	16,688,696	(Won)	17,205,065

As of June 30, 2008, investment securities amounting to (Won)12,363,887 million are pledged as collateral to KDB First Securitization Specialty Co., Ltd. and others.

With regard to futures trading, 10,235,130 shares of Korea Electric Power Corporation are pledged as a substitute for the deposits to Dongyang Futures Co., Ltd. and others as of June 30, 2008.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

5. Loans Receivable

Loans receivable as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	2008		2007
Loans receivable in local currency	(Won)	27,612,927	(Won)	24,564,587
Loans receivable in foreign currencies		17,492,669		14,794,765
Other loans receivable		18,406,437		18,482,887

		63,512,033		57,842,239
Less: Allowance for possible loan losses(1)		(832,550)		(810,371)

	(Won)	62,679,483	(Won)	57,031,868

(1)	Present value discount is included under the allowance for possible loan losses.

Loans receivable in local and foreign currencies as of June 30, 2008 and December 31, 2007, are as follows:

Loans receivable in local currency

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Loans for working capital
Industrial fund loans	6.49	(Won)	9,921,816	(Won)	8,183,554
Government fund loans	5.55		195,924		221,261
Overdraft	7.22		116,159		63,354
Others	6.32 ~ 7.09		905,412		1,427,102

			11,139,311		9,895,271

Loans for facilities
Industrial fund loans	6.47		12,953,560		11,058,034
Government fund loans	5.53		804,491		820,502
Others	4.35 ~ 5.49		2,715,565		2,790,780

			16,473,616		14,669,316

		(Won)	27,612,927	(Won)	24,564,587

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Loans receivable in foreign currencies

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Loans for working capital
Local currency loans denominated in foreign currencies	3.77	(Won)	589,010	(Won)	684,649
Foreign currency loans	5.40		2,259,403		2,023,888
Others	2.81		20,993		48,398

			2,869,406		2,756,935

Loans for facilities
Local currency loans denominated in foreign currencies	5.12		2,869,007		2,445,821
Foreign currency loans	5.16		7,132,555		5,443,814
Offshore loans in foreign currencies	5.89		2,856,457		2,411,585
Loans to International Bank for Reconstruction and Development	5.24		1,765,245		1,736,610

			14,623,263		12,037,830

		(Won)	17,492,669	(Won)	14,794,765

Other loans receivable

(in millions of Korean won)	2008		2007
Notes purchased	(Won)	2,521	(Won)	4,205
Bills purchased		1,902,109		1,677,762
Advances for customers		23,607		40,514
Bonds purchased under repurchase agreements		628,023		429,154
Domestic import usance bills		3,106,383		2,251,451
Call loans		1,371,894		878,862
Debentures accepted by private subscription		9,958,254		11,801,594
Inter-bank loans		1,190,347		1,207,625
Others		223,299		191,720

	(Won)	18,406,437	(Won)	18,482,887

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Changes in the allowance for possible loan losses for the six-month period ended June 30, 2008 and for the year ended December 31, 2007, are as follows:

	2008						2007
(in millions of Korean won)	Loans		Other assets		Total		Total
Balance at the beginning of the period	(Won)	779,941	(Won)	2,806	(Won)	782,747	(Won)	620,923
Decrease in allowance for oversea branches due to foreign currency translation		3,561		—		3,561		(507)
Allowance carryover from loan acquisition		123,008		—		123,008		105,305
Increase in allowance for possible losses		151		—		151		836
Decrease in allowance due to loan disposal		(383)		—		(383)		(312)
Decrease in allowance due to loan restructuring		(4)		—		(4)		(1,886)
Increase in allowance due to early redemption		3,655		—		3,655		1,771
Current write-offs		(64,652)		—		(64,652)		(114,501)
Current provision		(37,173)		(887)		(38,060)		171,118

	(Won)	808,104	(Won)	1,919	(Won)	810,023	(Won)	782,747

The difference between the above allowance for possible loan losses of (Won)808,104 million and balance sheet amount of (Won)832,550 million, amounting to (Won)24,446 million, is the reclassified amount of present value discount on loans under restructuring agreement.

As of June 30, 2008, the classification of loans and allowances for possible loan losses are as follows:

(in millions of Korean won)
Classification	Loans(1)		Allowances for possible loan losses		Ratio (%) as of June 30, 2008
Normal	(Won)	54,589,673	(Won)	487,861	0.89
Precautionary		226,225		25,943	11.47
Substandard		551,306		184,643	33.49
Doubtful		5,385		3,137	58.25
Estimated Loss		106,521		106,520	100.00
Others(2)		8,008,476		—	—

	(Won)	63,487,586	(Won)	808,104	1.27

(1)	Net of present value discounts.
(2)	Loans to or loans guaranteed by the Korean government and call loans, bonds purchased under resale or repurchase agreements, inter-bank loans, classified as “normal”.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

6. Property and Equipment

Changes in property and equipment for the six-month period ended June 30, 2008 and for the year ended December 31, 2007, are as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Disposal		Depreciation		Ending Balance
Land	(Won)	311,094	(Won)	5,807	(Won)	—	(Won)	—	(Won)	316,901
Buildings		296,783		1,587		—		(4,617)		293,753
Furniture and fixtures		8,525		57		—		(223)		8,359
Computer equipment		10,894		5,723		(3)		(3,467)		13,147
Vehicles		291		15		—		(84)		222
Construction-in-progress		—		880		(831)		—		49
Others		7,011		1,769		(667)		(1,257)		6,856

	(Won)	634,598	(Won)	15,838	(Won)	(1,501)	(Won)	(9,648)	(Won)	639,287

(in millions of Korean won)	Beginning Balance		Acquisition		Disposal		Depreciation		Ending Balance
Land	(Won)	313,323	(Won)	101	(Won)	(2,330)	(Won)	(—)	(Won)	311,094
Buildings		305,243		5,298		(4,562)		(9,196)		296,783
Furniture and fixtures		9,002		67		(93)		(451)		8,525
Computer equipment		12,027		6,514		(92)		(7,555)		10,894
Vehicles		359		106		—		(174)		291
Construction-in-progress		145		3,866		(4,011)		(—)		—
Others		7,905		2,870		(739)		(3,025)		7,011

	(Won)	648,004	(Won)	18,822	(Won)	(11,827)	(Won)	(20,401)	(Won)	634,598

The government-valued price of the Bank’s land as of June 30, 2008 is (Won)418,952 million (December 31, 2007: (Won)397,327 million).

7. Other Assets

Other assets as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	2008		2007
Intangible assets	(Won)	27,767	(Won)	30,834
Other accounts receivable		8,339,533		2,141,156
Accrued income		520,138		524,399
Prepaid expenses		171,340		165,295
Deferred income tax assets		10,937		11,047
Others		1,981,624		1,745,565

		11,051,339		4,618,296
Less: Allowance for possible losses for other accounts receivable		(1,919)		(2,806)

	(Won)	11,049,420	(Won)	4,615,490

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

8. Deposits

Deposits as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Local currency deposits
Demand deposits
Checking accounts	—	(Won)	1,898	(Won)	1,348
Temporary deposits	0.01		365,334		470,833
Passbook deposits	0.24		9,314		5,907
Others	0.25		3,386		2,552

			379,932		480,640

Time and savings deposits
Time deposits	5.38		2,946,212		2,139,814
Installment savings deposits	3.96		109,515		121,532
Corporate savings deposits	4.55		3,392,932		2,527,764
Savings deposits	2.19		84,852		113,475
Others	3.08		525		4,658

			6,534,036		4,907,243

			6,913,968		5,387,883

Foreign currency deposits
Checking accounts	—		6,538		1,036
Temporary deposits	—		621		369
Passbook deposits	2.04		527,414		220,142
Time deposits	4.25		382,987		525,599
Others	1.52		1,718		7,074

			919,278		754,220

Negotiable certificates of deposits	5.58		2,746,039		3,479,169

		(Won)	10,579,285	(Won)	9,621,272

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

9. Borrowings

Borrowings as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
Local currency borrowings
Ministry of Finance and Economy	4.98	(Won)	1,032,342	(Won)	1,099,028
Industrial Bank of Korea	4.55		209,118		237,810
Small Business Corp.	4.07		528,750		523,867
Ministry of Culture and Tourism	3.55		1,094,831		1,067,893
Korea Energy Management Corporation	3.59		801,745		817,106
Local governments	4.21		114,309		112,420
Others	3.79 ~ 4.49		1,201,088		883,304

			4,982,183		4,741,428

Foreign currencies borrowings
KFW group in Germany	6.03		1,491		2,010
International Bank for Reconstruction and Development	5.00		1,950,028		1,940,985
Others	3.52 ~ 4.42		12,479,451		10,841,955

			14,430,970		12,784,950

Other borrowings
Bonds sold under repurchase agreements	—		9,970,813		9,099,782
Notes sold	—		2,023		102
Call money	—		1,226,866		1,411,598

			11,199,702		10,511,482

		(Won)	30,612,855	(Won)	28,037,860

During the six-month period ended June 30, 2008, the Bank borrowed (Won)4,675 million from the Japan Bank for International Cooperation with a specified management commitments, which funds are used for foreign currency loans for facilities.

10. Industrial Finance Bonds

Industrial finance bonds (IFB) as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2008	2008		2007
IFB in local currency	5.26	(Won)	43,201,925	(Won)	41,487,854
IFB in foreign currencies	3.64		14,697,375		11,741,743
Offshore IFB in foreign currencies	4.61		3,465,647		3,103,431

			61,364,947		56,333,028
Add: Premiums on IFB			6,242		8,085
Less: Discounts on IFB			(39,072)		(45,842)

		(Won)	61,332,117	(Won)	56,295,271

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

Under the Korea Development Bank Act, the Bank has authority to issue industrial finance bonds.

The amount of issued bonds and guarantees outstanding by the Bank is limited to 30 times the amount of paid-in capital and legal reserve. Bonds purchased or guaranteed by the Korean government are not included in the limit. When existing bonds are refinanced or if guarantees are executed, the limit is temporarily suspended. There are no issued bonds guaranteed by the Korean government during the six-month period ended June 30, 2008 and the year ended December 31, 2007.

The Bank acquired IFB during the years ended December 31, 2007, whose book value amounted to (Won)43,004 million. The treasury bonds are deducted from industrial finance bonds. As of June 30, 2008, the Bank did not hold any IFB issued by itself.

11. Other Liabilities

Other liabilities as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	2008		2007
Trust account debit	(Won)	438,584	(Won)	695,509
Other accounts payable		8,338,153		2,103,637
Accrued expenses		968,245		921,878
Advanced income		60,546		69,283
Guarantee deposits		37,424		35,388
Deferred income tax liabilities		1,768,123		2,014,814
Others		1,209,633		938,389

	(Won)	12,820,708	(Won)	6,778,898

12. Guarantees Outstanding and Commitments

The Bank provides guarantees for its customers. Outstanding guarantees and the related allowance for possible losses as of June 30, 2008 and December 31, 2007, are as follows:

	Guarantees				Allowance for possible losses
(in millions of Korean won)	2008		2007		2008		2007
Settled guarantees and commitments	(Won)	15,059,260	(Won)	12,029,665	(Won)	65,357	(Won)	56,180
Unsettled guarantees and commitments		14,177,914		11,195,150		24,432		19,761
Endorsed notes		—		298		—		3

	(Won)	29,237,174	(Won)	23,225,113	(Won)	89,789	(Won)	75,944

Unused loan commitments and the related allowances for possible losses as of June 30, 2008, are as follows:

(in millions of Korean won)	Unused loan commitment		Allowance for possible losses
Loans receivable	(Won)	3,093,901	(Won)	13,138
Guarantees and acceptances		11,829,113		34,176
Loan commitment		4,918,387		19,094

	(Won)	19,841,401	(Won)	66,408

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

The Bank’s loan commitment and other as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	2008		2007
Loan commitment in local currency	(Won)	3,996,561	(Won)	3,670,126
Loan commitment in foreign currencies		921,826		629,915

		4,918,387		4,300,041

Bonds Sold Under Repurchase Agreements	(Won)	750,570	(Won)	750,570

13. Commitments and Contingencies

The Bank has entered into agreements to provide certain syndicated loans with foreign banks. The total amount available under such loans are US$ 2,615 million, JPY 2,684 million and CNY 38 million (equivalent to (Won)5,431,046 million) and (Won)1,144,930 million, of which US$ 512 million, JPY 131 million and CNY 10 million (equivalent to (Won)664,481 million) and (Won)30,086 million have not been withdrawn by borrowers as of June 30, 2008.

Loans sold to KDB First Securitization Specialty Co., Ltd. and others in accordance with the Asset Securitization Plan as of June 30, 2008, are as follows:

(in millions of Korean won)	Disposal date	Book value		Selling price		Retained subordinated debt securities		Collateral(1)
KDB First SPC	June 8, 2000	(Won)	950,627	(Won)	600,000	(Won)	126,400	(Won)	119,157
KDB Second SPC	November 8, 2000		914,764		423,600		138,880		79,687
KDB Third SPC	September 20, 2001		1,793,546		949,900		349,900		183,375
KDB Fifth SPC	December 13, 2001		765,358		528,400		74,200		99,683

		(Won)	4,424,295	(Won)	2,501,900	(Won)	685,380	(Won)	481,902

(1)	Investment securities are pledged as collateral (Note 4).

According to the contracts on asset transfers stipulating warranty for the assets above, the Bank has a responsibility of warranty up to 30 % of the proceeds when the principal or a part of the interest is not repaid at the expected due date according to the cash flows payment schedule.

The Bank has provided credit lines to several securitization specialty companies amounting to (Won)4,918,387 million, of which (Won)10,000 million was withdrawn as of June 30, 2008.

As of June 30, 2008, the Bank still has the valid legal right to seek indemnity for (Won)1,402,701 million as part of the loans receivable written off.

The Bank has outstanding loans receivable amounting to (Won)360,985 million, and securities amounting to (Won)189,175 million as of June 30, 2008, from companies under workout, court receivership, court mediation or other restructuring process. The Bank recorded (Won)81,893 million as allowances for possible loan losses. Actual losses from these loans may differ from the allowances recorded.

As of June 30, 2008, the Bank faces 16 legal cases involving an aggregate amount of (Won)8,508 million, and has filed 13 lawsuits, with an aggregate amount of (Won)3,729,749 million. The final outcome of these cases cannot yet be determined as of the report date, although management believes they will not materially affect the Bank’s financial position.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

14. Derivative Financial Instruments and Related Contracts

The Bank utilizes derivative financial instruments for trading purposes or to hedge against financial market risks.

The unsettled contract amounts of the Bank’s derivatives and the related valuation gain(loss) as of and for the six-month period ended June 30, 2008, are as follows:

	Unsettled Contract Amount						Valuation Gain/Loss (P/L)						Valuation Asset(Liability) (B/S)
(in millions of Korean won)	Trading purpose		Hedging purpose		Total		Trading purpose		Hedging purpose		Total
Interest rate
Forward	(Won)	208,680	(Won)	—	(Won)	208,680	(Won)	355	(Won)	—	(Won)	355	(Won)	355
Futures		2,140,466		—		2,140,466		—		—		—		—
Swap		183,702,254		6,359,662		190,061,916		(36,893)		(27,372)		(64,265)		(368,398)
Option
Buy		638,114		990,000		1,628,114		6,470		—		6,470		34,113
Sell		1,076,390		1,342,724		2,419,114		(8,379)		(770)		(9,149)		(37,165)

		187,765,904		8,692,386		196,458,290		(38,447)		(28,142)		(66,589)		(371,095)

Currency
Forward		83,448,745		—		83,448,745		1,687,208		—		1,687,208		1,797,267
Futures		1,872,225		—		1,872,225		—		—		—		—
Swap		50,713,364		6,545,939		57,259,303		(1,581,381)		334,870		(1,246,511)		(634,964)
Option
Buy		10,327,807		—		10,327,807		414,639		—		414,639		552,997
Sell		12,050,720		—		12,050,720		(298,609)		—		(298,609)		(478,254)

		158,412,861		6,545,939		164,958,800		221,857		334,870		556,727		1,237,046

Stock price index
Futures		43,387		—		43,387		—		—		—		—
Option
Buy		955,476		—		955,476		4,206		—		4,206		52,904
Sell		991,508		—		991,508		6,484		—		6,484		(44,638)

		1,990,371		—		1,990,371		10,690		—		10,690		8,266

Commodity
Forward		239,687		—		239,687		1,122		—		1,122		1,122
Swap		572,339		—		572,339		13,346		—		13,346		14,419
Option		319,902		—		319,902		—		—				—
Buy		258,403		—		258,403		4,444		—		4,444		11,161
Sell		258,403		—		258,403		(3,414)		—		(3,414)		(11,098)

		1,648,734		—		1,648,734		15,498		—		15,498		15,604

	(Won)	349,817,870	(Won)	15,238,325	(Won)	365,056,195	(Won)	209,598	(Won)	306,728	(Won)	516,326	(Won)	889,821

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

15. Shareholder’s Equity

Paid-in Capital

The Korean government shall provide the entire paid-in capital of the Bank in accordance with the Korea Development Bank Act. The authorized paid-in capital amounts to (Won)10,000 billion as of June 30, 2008. The total paid-in capital of the Bank outstanding as of June 30, 2008 is (Won)8,241,861 million.

On April 30, 2004, the Korean government increased the Bank’s capitalization by (Won)1,000 billion by additionally contributing KEPCO shares of (Won)695 billion and subscription certificates of Korean Water Resources Corporation amounting to (Won)305 billion.

Capital Surplus

The Bank has reduced (Won)5,178,600 million of shareholder’s equity in 1998 and 2000 to offset the accumulated deficit and recorded capital surplus of (Won)44,373 million.

Legal Reserve

The Korea Development Bank Act requires the Bank to appropriate at least 40% of net income as a legal reserve. This reserve can be transferred to paid-in capital or used to offset accumulated deficit.

Offsetting of Accumulated Deficit

In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserves are insufficient to eliminate the accumulated deficit, the Korean government should complement the deficiency.

The changes in valuation gain and loss from investment securities recorded as accumulated other comprehensive gain for the six-month period ended June 30, 2008 and for the year ended December 31, 2007, are as follows:

	2008														2007
(in millions of Korean won)	Available-for-sale securities						Equity method investments
	Accumulated unrealized holding gain (loss)		Deferred tax assets (liabilities)		Balance		Accumulated unrealized holding gain (loss)		Deferred tax assets (liabilities)		Balance		Total		Total
Beginning balance	(Won)	4,523,853	(Won)	(1,244,059)	(Won)	3,279,794	(Won)	(98,179)	(Won)	22,132	(Won)	(76,047)	(Won)	3,203,747	(Won)	2,487,005
Accumulated effect by accounting change		—		—		—		—		—		—		—		(5,831)
Increase(decrease) due to disposals and others		(39,604)		10,891		(28,713)		(86)		—		(86)		(28,799)		(279,646)
Valuation gain(loss) during the period		(1,186,892)		326,395		(860,497)		(593,197)		16,054		(577,143)		(1,437,640)		1,002,219

Ending balance	(Won)	3,297,357	(Won)	(906,773)	(Won)	2,390,584	(Won)	(691,462)	(Won)	38,186	(Won)	(653,276)	(Won)	1,737,308	(Won)	3,203,747

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

16. Other Non-Interest Revenue and Expenses

Other non-interest revenue and expenses for the six-month periods ended June 30, 2008 and 2007, are as follows:

(in millions of Korean won)	2008		2007
Other non-interest revenue
Gain on disposal of equity method investments	(Won)	716	(Won)	834,560
Gain on foreign currency transactions		853,858		238,607
Gain on disposal of loans receivable		—		3,729
Reversal of allowance for bad debt		38,060		—
Gain on valuation of hedged items		83,419		174,497
Others		13,579		13,413

	(Won)	989,632	(Won)	1,264,806

Other non-interest expense
Loss on foreign currency transactions	(Won)	643,177	(Won)	198,596
Provision for losses from guarantees and acceptances		13,816		4,141
Loss on valuation of hedged items		1,118,568		115,705
Others		70,554		58,551

	(Won)	1,846,115	(Won)	376,993

17. General and Administrative Expenses

General and administrative expenses for the six-month periods ended June 30, 2008 and 2007, are as follows:

(in millions of Korean won)	2008		2007
Salaries	(Won)	111,273	(Won)	100,260
Retirement allowance		14,571		14,437
Employee benefits		8,188		8,314
Rent		5,330		4,668
Depreciation		9,648		9,530
Taxes and dues		6,151		6,037
Printing		2,179		2,311
Travel		1,668		1,798
Commission		7,642		5,672
Others		32,231		33,209

	(Won)	198,881	(Won)	186,236

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

18. Non-Operating Income and Expenses

Non-operating income and expenses for the six-month periods ended June 30, 2008 and 2007, are as follows:

(in millions of Korean won)	2008		2007
Non-operating income
Gain on disposal of premises and equipment	(Won)	117	(Won)	745
Rental income		559		459
Valuation gain on equity method investments		289,249		849,213
Others		876		316

	(Won)	290,801	(Won)	850,733

Non-operating expenses
Loss on disposal of premises and equipment	(Won)	4	(Won)	286
Valuation loss on equity method investments		48,764		5,808
Others		3,183		1,184

		51,951		7,278

	(Won)	238,850	(Won)	843,455

19. Comprehensive Income

Comprehensive income for the six-month periods ended June 30, 2008, are as follows:

(in millions of Korean won)	2008
Net income	(Won)	535,528
Other comprehensive gain		(1,466,439)
Gain on valuation of equity method investments(1)		(577,229)
Gain on valuation of available-for-sale securities(2)		(889,210)

	(Won)	(930,911)

(1)	Related tax effect in 2008 amounts to (Won)16,054 million
(2)	Related tax effect in 2008 amounts to (Won)337,286 million

20. Income Tax

Income tax expenses for the six-month period ended June 30, 2008 and 2007, consists of:

(in millions of Korean won)	2008		2007
Current income taxes	(Won)	2,581	(Won)	1,795
Change in deferred income tax due to temporary difference		(225,530)		436,948
Income tax expenses accounted for as capital adjustment		353,364		(287,540)
Change in deferred income tax due to tax loss		(21,184)		278,978

	(Won)	109,231	(Won)	430,181

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

The tax adjustments for the six-month period ended June 30, 2008, are as follows:

(in millions of Korean won)	Temporary difference		Permanent difference
Prior year valuation gain on equity method investments	(Won)	6,077,165	(Won)	—
Prior year financial derivative assets		3,192,422		—
Financial derivative liabilities		6,662,776		—
Prior year gain and loss on foreign currency translation of hedged item		225,540		—
Valuation gain and loss on hedged items		1,099,683		—
Others		569,384		130,343

	(Won)	17,826,970	(Won)	130,343

(in millions of Korean won)	Temporary difference		Permanent difference
Valuation gain on equity method investments	(Won)	5,528,386	(Won)	—
Financial derivative assets		7,533,587		—
Prior year financial derivative liabilities		2,896,775		—
Gain and loss on foreign currency translation of hedged item		1,197,331		—
Prior year valuation gain and loss on hedged items		182,666		—
Others		1,265,116		796,440

	(Won)	18,603,861	(Won)	796,440

The relation between income before income tax expenses and income tax expenses for the six-month period ended June 30, 2008 and 2007, are follows:

(in millions of Korean won)	2008		2007
Income before income tax expenses	(Won)	644,758	(Won)	1,924,837

Income tax at the statutory income tax rates		177,295		529,317

The tax adjustments:
Non-deductable expenses and non taxable income		(183,177)		(126,790)
Effect of no recognition of deferred income tax assets		101,752		—
Other		13,361		27,654

		(68,064)		(99,136)

Income tax expenses	(Won)	109,231	(Won)	430,181

The effective income tax rate		16.94%		22.35%

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

The changes of temporary differences and deferred tax assets and liabilities for the six-month period ended June 30, 2008, are as follows:

	Temporary differences and tax loss						Deferred tax assets and liabilities
(in millions of Korean won)	Beginning Balance		Changes		Ending Balance		Beginning Balance		Changes		Ending Balance
Equity method investments(1)	(Won)	(6,015,261)	(Won)	486,875	(Won)	(5,528,386)	(Won)	(1,373,768)	(Won)	30,522	(Won)	(1,343,246)
Financial derivative assets		(3,181,778)		(4,351,809)		(7,533,587)		(874,989)		(1,196,747)		(2,071,736)
Financial derivative liabilities		2,889,057		3,773,719		6,662,776		794,491		1,037,772		1,832,263
Gain and loss on valuation of hedged items		178,859		920,824		1,099,683		49,186		253,227		302,413
Gain and loss on foreign currency translation of hedged items		(225,778)		(971,553)		(1,197,331)		(62,089)		(267,177)		(329,266)
Provision for loan losses		1,140,251		(1,568)		1,138,683		192,408		1,185		193,593
Impairment loss on debt securities		360,589		(5,383)		355,206		99,162		(1,480)		97,682
Impairment loss on equity securities(2)		772,889		(15,253)		757,636		212,544		(4,194)		208,350
Others		556,967		69,304		626,271		102,446		19,058		121,504

	(Won)	(3,524,205)	(Won)	(94,844)	(Won)	(3,619,049)	(Won)	(860,609)	(Won)	(127,834)	(Won)	(988,443)

(1)	Deferred tax effect amounting to (Won)100,707 million was not recognized because the sale of the securities under equity method or declaration of dividends are deemed to have no future benefits.
(2)	Deferred tax effect amounting to (Won)170,265 million due to impairment loss on investment securities is not recognized as temporary differences are deemed to have no future benefits.
(3)	Deferred tax effects, which are accounted for under the shareholder’s equity or adjusted to overseas account, are not included in above changes of temporary differences and deferred tax assets and liabilities.

As the bank anticipates taxable income which arises in the future will exceed tax loss and others, it recorded deferred income tax assets. The changes of deferred income tax assets related to tax loss and others for the six-month period ended June 30, 2008, are as follows:

(in millions of Korean won)	Temporary differences and tax loss						Deferred tax assets and liabilities
	Beginning Balance		Increase		Ending Balance		Beginning Balance		Changes		Ending Balance
Tax loss and others.	(Won)	246,263	(Won)	77,034	(Won)	323,297	(Won)	67,722	(Won)	21,185	(Won)	88,907

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2008 and 2007

The changes of deferred income tax accounted for as capital adjustment for the six-month period ended June 30, 2008, are as follows:

	Temporary differences and tax loss						Deferred tax assets and liabilities
	Beginning Balance		Changes		Ending Balance		Beginning Balance		Changes		Ending Balance
Gain on valuation of available-for-sale securities	(Won)	(5,344,172)	(Won)	150,239	(Won)	(5,193,933)	(Won)	(1,469,647)	(Won)	41,316	(Won)	(1,428,331)
Loss on valuation of available-for-sale securities		820,319		1,076,257		1,896,576		225,588		295,970		521,558
Gain on valuation of equity method investments(B/S)		(122,481)		46,221		(76,260)		(33,526)		12,815		(20,711)
Loss on valuation of equity method investments(B/S)		220,661		547,062		767,723		55,658		3,239		58,897

	(Won)	(4,425,673)	(Won)	1,819,779	(Won)	(2,605,894)	(Won)	(1,221,927)	(Won)	353,340	(Won)	(868,587)

21. Related Party Transactions

The subsidiaries and equity-method investees as of June 30, 2008, are as follows:

Related Companies
Domestic Companies	The KDB Capital Corp., Daewoo Shipbuilding & Marine Engineering Co., Ltd., Daewoo Securities Co., Ltd., Korea Infrastructure Fund, KDB Asset Management Co., Ltd., KDB Value Private Equity Fund I, Korea Aerospace Industries, Ltd., KDB Value Private Equity Fund II, Samwon Industrial Co., Ltd., KDB Venture M&A Private Equity Fund

Overseas Companies	KDB Asia (HK) Ltd., KDB Ireland Ltd., KDB Bank (Hungary) Ltd., KDB Brazil Ltd., KDB Uzbekistan Ltd.

The significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2008 and 2007, and the related account balances as of June 30, 2008 and December 31, 2007, are as follows:

(in millions of Korean won)	Interest income and others				Interest expense and others				Loans receivable				Borrowings
	2008		2007		2008		2007		2008		2007		2008		2007
Subsidiaries	(Won)	65,611	(Won)	49,420	(Won)	11,195	(Won)	6,465	(Won)	5,520,103	(Won)	6,954,493	(Won)	841,828	(Won)	783,739
Equity-method investees		150,434		162,585		11,900		10,938		6,723,392		7,019,393		181,964		241,555

	(Won)	216,045	(Won)	212,005	(Won)	23,095	(Won)	17,403	(Won)	12,243,495	(Won)	13,973,886	(Won)	1,023,792	(Won)	1,025,294

22. Reclassification of Prior Year Financial Statement

Certain amounts in the financial statements as of and for the year ended December 31, 2007, have been reclassified to conform to the new requirements of Statement of Korean Financial Accounting Standards No.21. These reclassifications have no effect on previously reported net income or shareholder’s equity.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Political History

Dr. Rhee Seungman, who was elected president in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh began his term on February 25, 2003. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007.

In December 2007, the country elected Lee Myung-Bak as the President of the Republic of Korea. He commenced his term on February 25, 2008. The Lee administration’s key policy priorities include:

•	pursuing a lively market economy through deregulation, free trade and the attraction of foreign investment;

•	establishing an efficient government by reorganizing government functions and privatizing state-owned enterprises;

•	taking initiatives on the denuclearization of North Korea;

•	seeking a productive welfare system based on customized welfare benefits and job training; and

•	strengthening the competitiveness of Korea’s education system.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

Currently, there are two major political parties, the Grand National Party, or GNP and the United New Democratic Party, or UNDP. The 18th legislative general election was held on April 9, 2008 and the term of the National Assembly members elected in the 18th legislative general election commenced on May 30, 2008.

As of December 16, 2008, the parties control the following number of seats in the National Assembly:

	GNP	UNDP	Others	Total
Number of Seats	172	83	42	297

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 690,000 regular troops and almost 3.1 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops would be deployed by the end of 2008. Further, in February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, the Republic and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung-Bak, who became the President of Korea in February 2008, has announced that he is open to dialogue with North Korea to discuss various issues, including North Korea’s nuclear weapons program. In October 2008, North Korea agreed to a series of denuclearization verification measures, following the removal of North Korea from a list of state sponsors of terrorism maintained by the United States.

There can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Economic Developments since 1997 and Current Worldwide Economic and Financial Difficulties

In 1997 and 1998, Korean companies, banks and other financial institutions experienced financial difficulties brought on by a number of factors, including among others, excessive investment and high levels of foreign currency and Won currency debt incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also adversely affected the Korean economy. The Korean economy, however, has recovered since 1998, as the Government implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties it experienced in 1997 and 1998.

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	1997		1998		1999		2000		2001		2002		2003		2004		2005		2006		2007
	(billions of dollars and trillions of won, except percentages)
GDP Growth(1)		4.7%		(6.9)%		9.5%		8.5%		3.8%		7.0%		3.1%		4.7%		4.2%		5.1%		5.0%
Inflation		4.4%		7.5%		0.8%		2.3%		4.1%		2.7%		3.5%		3.6%		2.8%		2.2%		2.5%
Unemployment(2)		2.6%		7.0%		6.3%		4.4%		4.0%		3.3%		3.6%		3.7%		3.7%		3.5%		3.2%
Trade Surplus		$(8.5)		$39.0		$23.9		$11.8		$9.3		$10.3		$15.0		$29.4		$23.2		$16.1		$4.6 (4)
Foreign Currency Reserves		$20.4		$52.0		$74.1		$96.2		$102.8		$121.4		$155.4		$199.1		$210.4		$239.0		$262.2
External Liabilities(3)		$174.2		$163.8		$152.9		$148.5		$130.4		$143.0		$161.6		$172.3		$187.9		$260.1		$382.2
Fiscal Balance	(Won)	(7.0)	(Won)	(18.8)	(Won)	(13.1)	(Won)	6.5	(Won)	7.3	(Won)	22.7	(Won)	7.6	(Won)	5.2	(Won)	5.1	(Won)	3.6	(Won)	3.6

(1)	At constant market prices.
(2)	Average for year.
(3)	Starting from June 2003, the total external liabilities of the Republic are calculated under criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. See “—Debt—External Debt” for a description of the changes in the criteria.
(4)	Preliminary data.

Source:	The Bank of Korea.

The Republic’s economic and financial difficulties in 1997 and 1998 and its subsequent recovery, reforms and developments included the following:

•

Financial condition of Korean companies. A significant number of Korean companies, including member companies of the conglomerates known as “chaebols” that dominate the Korean economy, struggled financially due to excessive investment in some industries, weak export performances and high levels of debt and foreign currency exposure. Many of these Korean companies failed beginning in early 1997, including the Hanbo Group, the Sammi Group, the Kia Group and the Jinro Group. Following the series of corporate failures in the late 1990s, other Korean companies underwent corporate restructuring, including Daewoo Group, Hynix Semiconductor, SK Networks and LG Card.

•

Financial condition of Korean banks and other financial institutions. The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and consideration of non-market oriented factors in making lending decisions. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods. Through recapitalization, the Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank. The Government subsequently sold its controlling interest in Korea First Bank, Seoul Bank and Chohung Bank, each of which was later merged into or sold to other banks. Korean financial institutions have also voluntarily pursued mergers and acquisitions.

•

Foreign currency reserves. The Republic’s foreign currency reserves fell to US$20.4 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, due mainly to repatriations by foreign investors of their investments in the Republic and reduced availability of credit from foreign sources. Since the end of 1997, however, the Government’s foreign currency reserves have continued to increase, reaching US$262.2 billion as of December 31, 2007, due primarily to continued trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$200.5 billion as of November 30, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions and to defend the value of the Won against depreciation.

•

Credit rating changes. From October 1997 to January 1998, the rating agencies downgraded the Republic’s credit ratings, with Moody’s Investor Service, Inc., or Moody’s, downgrading the Republic’s long-term foreign currency rating on bond obligations from A1 to Ba1, Standard & Poor’s Ratings Services, or Standard & Poor’s, downgrading the Republic’s long-term foreign currency rating from AA- to B+ and Fitch International Banking Credit Agency, or Fitch, downgrading the Republic’s long-term currency rating from AA- to B-. Since that time, the rating agencies have raised the country’s ratings significantly, with Moody’s upgrading the Republic’s long-term foreign currency rating to A3, Standard and Poor’s to A- and Fitch to A in 2002. In 2003, Moody’s changed its outlook on the long-term foreign currency rating of Korea to negative from positive due primarily to the heightened security concerns stemming from North Korea’s nuclear weapons program. In 2004, Moody’s changed its outlook on the long-term foreign currency rating of the Republic to stable from negative due primarily to the Republic’s continued stability in its public-sector debt position. In July 2005, Standard & Poor’s upgraded the Republic’s long-term foreign currency rating from A- to A. In October 2005, Fitch raised the Republic’s long-term foreign currency rating from A to A+. In April 2006, Moody’s changed its outlook on the long-term foreign currency rating of Korea to positive from stable. In July 2007, Moody’s upgraded the Republic’s long-term foreign currency rating from A3 to A2. In November 2008, Fitch changed its outlook on the long-term foreign currency rating of Korea from stable to negative.

•

Interest rate fluctuations. In late 1997 and 1998, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, due to adverse economic conditions and the depreciation of the Won. Since the fourth quarter of 1998, interest rates fell significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. In each of August 2007 and August 2008, The Bank of Korea raised the benchmark rate by 0.25% citing inflationary pressures. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase. During the fourth quarter of 2008, The Bank of Korea decreased the rate by a total of 2.25% in order to address financial market instability and to help combat the slowdown of the domestic economy.

•

Exchange rate fluctuations. Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997. Due to improved economic conditions and continued trade surpluses, the Won had generally appreciated against the U.S. dollar since the end of 1997, although that trend reversed in March 2008. During the period from January 2, 2008 through December 19, 2008, the value of the Won relative to the U.S. dollar declined by approximately 27.6%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. Won depreciation substantially increases the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

•

Stock market volatility. The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to reach a high of 2,064.9 in late 2007 but since then the index declined. On December 19, 2008, the index was 1,181.0. Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets.

As liquidity and credit concerns and volatility in the global financial markets increased significantly in September and October 2008, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Monetary Policy—Foreign Exchange”. Such depreciation of the Won has increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by over 36.2% from 1,852.0 on May 30, 2008 to 1,181.0 on December 19, 2008. See “The Financial System—Securities Markets”. Further declines in the Korea Composite Stock Price Index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that have led many lenders and institutional investors to reduce or cease funding to borrowers, have adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding. In the event that the current difficult conditions in the global credit markets continue, the Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government has implemented or announced, among other things, the following measures during the fourth quarter of 2008:

•

In October 2008, the Government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion, for a period of three years from the date such debt was incurred;

•

In October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009. The Bank of Korea will provide U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

In November 2008, the Government announced that it would seek to provide economic stimulus by expanding government expenditure and reducing tax, as well as loosening restrictions on real estate development and transactions;

•

In November 2008, the Government announced that it plans to establish a (Won)10 trillion bond market stabilization fund to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•	In November 2008, The Bank of Korea announced that it would establish a monetary stabilization fund in the amount of up to (Won)5 trillion to provide liquidity to financial institutions;

•

In December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to (Won)38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•

In December 2008, the Government announced that it would purchase non-performing loans held by savings banks, in the amount of up to (Won)1.3 trillion, through the Korea Asset Management Corporation; and

•

During the fourth quarter of 2008, The Bank of Korea decreased the policy rate by a total of 2.25% in order to address financial market instability and to help combat the slowdown of the domestic economy.

However, the overall impact of these legislative and regulatory efforts on the financial markets is uncertain, and they may not have the intended stabilizing effects.

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country’s output using the actual prices of each year and GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	2003	2004	2005	2006	2007(2)	As % of GDP 2007(2)
	(billions of won)
Gross Domestic Product at Current Market Prices:
Private	389,177.2	401,468.8	426,690.6	454,955.7	487,407.1	54.1
Government	96,203.2	105,519.9	114,838.2	125,642.8	136,175.6	15.1
Gross Capital Formation	217,099.0	230,216.6	243,659.5	253,118.5	264,665.9	29.4
Change in Inventories	291.9	6,430.1	6,420.0	6,820.5	5,312.5	0.6
Exports of Goods and Services	274,995.1	342,865.5	342,588.0	364,718.4	410,940.3	45.6
Less Imports of Goods and Services	(257,727.7)	(309,647.4)	(323,466.8)	(356,929.9)	(403,418.2)	(44.8)
Statistical Discrepancy	4,928.2	2,529.9	6,206.3	6,539.1	5,417.9	0.6

Expenditures on Gross Domestic Product	724,675.0	779,380.5	810,515.9	848,044.6	901,188.6	100.0
Net Factor Income from the Rest of the World	1,009.9	1,793.7	(1,216.1)	1,116.5	1,352.7	—

Gross National Product(1)	725,420.3	781,174.2	809,299.8	849,161.2	902,541.3	100.0

Gross Domestic Product at Constant 2000 Market Prices:
Private	349,200.2	348,067.2	360,720.6	376,886.7	393,696.5	49.3
Government	80,876.8	83,895.2	88,120.6	93,558.9	98,981.1	12.4
Gross Capital Formation	194,578.9	203,187.9	208,076.6	215,956.5	221,370.9	27.7
Change in Inventories	(4,469.0)	671.1	21.8	(464.5)	(2,804.9)	(0.4)
Exports of Goods and Services	300,824.3	359,709.5	390,443.5	436,631.6	489,485.4	61.3
Less Imports of Goods and Services	(264,929.7)	(301,718.5)	(323,604.7)	(360,180.2)	(402,946.1)	(50.5)
Statistical Discrepancy	2,104.3	183.1	(629.8)	(2,602.2)	(2,530.7)	(0.3)

Expenditures on Gross Domestic Product	662,654.8	693,995.5	723,126.8	760,251.2	798,057.0	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	642.7	1,513.8	(1,030.3)	898.9	1,042.1	—
Trading Gains and Losses from Changes	(17,510.0)	(24,471.6)	(46,437.8)	(67,807.6)	(78,394.4)	—

Gross National Income(3)	645,787.6	671,037.7	675,658.7	693,342.6	720,704.8	—

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	5.9	7.5	4.0	4.6	6.3	—
At Constant 2000 Market Prices	3.1	4.7	4.2	5.1	5.0	—

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.

Source: National Accounts Year 2007; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2003	2004	2005	2006	2007(1)	As % of GDP 2007(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	24,166.1	26,246.2	24,631.4	24,635.1	23,982.2	2.7
Mining and Manufacturing	171,208.0	200,830.8	207,327.2	213,560.8	226,163.6	25.1
Mining and Quarrying	2,062.6	2,276.5	2,626.2	2,612.4	2,839.4	0.3
Manufacturing	169,145.4	198,554.3	204,701.0	210,948.4	223,324.2	24.8
Electricity, Gas and Water	17,011.2	16,732.6	16,838.7	17,526.7	18,050.7	2.0
Construction	61,329.8	64,772.5	66,375.0	67,731.0	71,118.0	2.9
Services:	366,046.6	385,735.2	324,867.7	430,550.4	460,989.5	51.2
Wholesale and Retail Trade, Restaurants and Hotels	63,583.6	65,531.9	67,862.2	71,014.2	74,351.1	8.3
Transportation, Storage and Communication	47,787.0	50,969.0	52,429.5	53,814.3	57,451.1	6.4
Financial Intermediation	56,690.8	57,266.2	60,483.5	63,965.4	70,904.9	7.9
Real Estate, Renting and Business Activities	81,804.7	86,027.8	90,482.4	95,836.2	102,172.0	11.3
Public Administration and Defense; Compulsory Social Security	38,700.9	42,209.6	45,429.4	48,794.8	51,421.8	5.7
Education	35,760.7	39,194.9	41,569.8	44,635.2	47,442.3	5.3
Health and Social Work	19,012.7	20,847.5	23,069.3	25,639.2	28,574.7	3.2
Other Service Activities	22,706.2	23,688.3	24,975.6	26,851.1	28,671.6	3.2
Taxes less subsidies on products	84,913.1	85,063.0	89,041.7	94,040.6	100,884.5	11.2

Gross Domestic Product at Current Prices	724,675.0	779,380.5	810,515.9	848,044.6	901,188.6	100.0

Net Factor Income from the Rest of the World	745.3	1,793.7	(1,216.1)	1,116.5	1,352.1	—
Gross National Income at Current Price	725,420.3	781,174.2	809,299.8	849,161.2	902,541.3	100.0

(1)	Preliminary.

Source: National Accounts Year 2007; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	2003	2004	2005	2006	2007(1)	As % of GDP 2007(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	23,138.3	25,258.5	25,446.6	25,067.2	25,339.1	3.2
Mining and Manufacturing	177,311.9	196,832.1	210,587.0	228,317.6	243,023.1	30.5
Mining and Quarrying	1,894.9	1,946.5	1,913.7	1,946.1	1,978.1	0.3
Manufacturing	175,417.0	194,885.6	208,673.3	226,371.5	241,045.0	30.2
Electricity, Gas and Water	15,981.3	17,035.3	18,360.7	18,990.8	19,752.6	2.5
Construction	50,548.7	51,459.1	51,413.0	51,578.8	52,523.4	6.6
Services:	321,011.9	327,166.7	338,177.8	352,353.5	369,189.1	46.3
Wholesale and Retail Trade, Restaurants and Hotels	59,563.9	59,471.4	60,687.0	62,821.7	65,018.6	8.2
Transportation, Storage and Communication	47,486.1	50,808.6	53,254.2	55,691.5	58,673.3	7.4
Financial Intermediation	46,855.5	46,211.5	48,392.3	50,933.2	56,165.2	7.0
Real Estate, Renting and Business Activities	73,291.6	74,690.0	77,247.9	80,169.6	83,072.4	10.4
Public Administration and Defense:
Compulsory Social Security	31,189.9	31,838.1	32,662.5	33,727.6	34,574.1	4.3
Education	29,169.8	29,813.6	30,174.2	30,956.2	31,447.0	3.9
Health and Social Work	13,298.7	13,965.2	14,752.8	15,818.5	17,100.1	2.1
Other Service Activities	20,156.4	20,368.3	21,006.9	22,235.2	22,138.4	2.9

Taxes less subsidies on products	74,662.7	76,243.6	79,141.8	83,943.3	88,229.7	11.1

Gross Domestic Product at Market Prices	662,654.8	693,995.5	723,126.8	760,251.2	798,057.0	100.0

(1)	Preliminary.

Source: National Accounts Year 2007; The Bank of Korea.

GDP growth in 2004 was 4.7% at constant market prices, as aggregate private and general government consumption expenditures increased by 0.4% and gross domestic fixed capital formation increased by 2.1%, each compared with 2003.

GDP growth in 2005 was 4.2% at constant market prices, as aggregate private and general government consumption expenditures increased by 3.9% and gross domestic fixed capital formation increased by 2.4%, each compared with 2004.

GDP growth in 2006 was 5.1% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.8% and gross domestic fixed capital formation increased by 3.6%, each compared with 2005.

Based on preliminary data, GDP growth in 2007 was 5.0% at constant prices, as aggregate private and general government consumption expenditures increased by 4.7% and gross domestic fixed capital formation increased by 4.0%, each compared with 2006.

Based on preliminary data, GDP growth in the first six months of 2008 was 5.3% at constant prices, as aggregate private and general government consumption expenditures increased by 3.1% and gross domestic fixed capital formation increased by 0.5%, each compared with the same period of 2007.

Based on preliminary data, GDP growth in the third quarter of 2008 was 3.8% at constant prices, as aggregate private and general government consumption expenditures increased by 1.7% and gross domestic fixed capital formation increased by 1.4%, each compared with the same period of 2007.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2005 = 100)

	Index Weight(1)	2003	2004	2005	2006	2007(2)
All Industries	10,000.0	85.2	94.0	100	108.4	115.8
Mining and Manufacturing	9,458.5	85.0	94.1	100	108.6	116.2
Mining	36.5	112.4	108.4	100	95.8	90.8
Petroleum, Crude Petroleum and Natural Gas	8.7	116.2	113.9	100	93.4	82.1
Metal Ores	0.5	78.8	103.6	100	113.2	171.0
Non-metallic Minerals	27.3	113.0	108.1	100	96.3	92.1
Manufacturing	9,422.0	84.9	94.0	100	108.7	116.3
Food Products	479.2	98.1	100.2	100	101.7	101.6
Beverage Products	159.0	99.7	101.4	100	99.4	101.5
Tobacco Products	55.1	114.8	124.2	100	111.9	116.2
Textiles	226.0	124.6	114.2	100	100.2	99.0
Wearing Apparel, Clothing Accessories and Fur Articles	174.6	94.8	94.8	100	109.6	115.8
Tanning and Dressing of Leather, Luggage and Footwear	47.9	128.6	110.8	100	102.5	98.7
Wood and Products of Wood and Cork (Except Furniture)	46.7	109.1	104.5	100	109.6	108.2
Pulp, Paper and Paper Products	145.0	96.4	99.4	100	102.1	105.2
Printing and Reproduction of Recorded Media	77.0	109.1	106.8	100	102.0	101.3
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	315.2	93.8	96.9	100	101.3	102.5
Chemicals and Chemical Products	772.2	94.0	98.6	100	102.5	109.4
Pharmaceuticals, Medicinal Chemicals and Botanical Products	187.1	83.5	89.5	100	111.2	120.5
Rubber and Plastic Products	434.2	94.9	98.1	100	106.8	112.3
Non-metallic Minerals	309.9	108.7	107.0	100	106.1	112.2
Basic Metals	753.2	94.8	99.7	100	103.7	108.1
Fabricated Metal Products	490.8	99.0	101.6	100	106.3	112.1
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,970.4	66.8	85.0	100	122.3	139.1
Medical, Precision and Optical Instruments, Watches and Clocks	102.8	103.9	105.6	100	107.3	112.8
Electrical Equipment	449.5	91.2	96.6	100	100.3	104.3
Other Machinery and Equipment	737.5	86.2	97.0	100	109.5	120.2
Motor Vehicles, Trailers and Semitrailers	1,101.2	82.6	92.2	100	108.0	114.5
Other Transport Equipment	254.3	81.6	92.9	100	108.3	114.9
Furniture	79.0	103.0	102.7	100	101.4	100.0
Other Products	54.2	129.7	113.7	100	94.8	95.1
Electricity, Gas	541.5	88.2	93.3	100	104.1	108.8
Publishing activities	109.3	109.4	105.8	100	101.2	97.5
Total Index (including Publishing Activities)	10,109.3	85.4	94.2	100	108.3	115.6

(1)	Index weights were established on the basis of an industrial census in 2005 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary.

Source:	National Statistical Office.

Industrial production increased by 5.5% in 2003 primarily due to increased exports and construction investment growth although domestic consumption was sluggish during 2003. Industrial production increased by 10.4% in 2004 primarily due to increased exports and domestic consumption recovery. Industrial production increased by 6.3% in 2005 primarily due to strong exports and increased domestic consumption. Industrial production increased by 8.4% in 2006 primarily due to increased exports and domestic consumption. Industrial production increased by 6.8% in 2007 primarily due to solid export growth and domestic consumption.

Manufacturing

The manufacturing sector increased production by 5.6% in 2003, 10.8% in 2004, 6.3% in 2005 and 8.7% in 2006. In 2007, the manufacturing sector increased production by 7.0%.

Light Industry. In 2003, light industry recorded a 3.8% decline due to the decreased production of textile, apparel, publishing and printing and food products and beverages. In 2004, light industry recorded a 0.6% decrease due to decreased production of food products, textile, apparel and furniture. In 2005, light industry recorded a 2.6% decrease due to decreased production of textile, wood products, publishing and printing, furniture and non-metallic mineral products. In 2006, light industry recorded a 3.6% increase. In 2007, light industry recorded a 1.7% increase.

Automobiles. In 2003, automobile production increased by 6.5%, domestic sales recorded a decrease of 9.7% and exports recorded an increase of 29.4%, each compared with 2002. In 2004, automobile production increased by 11.7%, domestic sales recorded a decrease of 11.3% and exports recorded an increase of 39.0%, compared with 2003. In 2005, automobile production increased by 8.4%, domestic sales recorded an increase of 10.0% and exports recorded an increase of 11.0%, compared with 2004. In 2006, automobile production increased by 8.0%, domestic sales recorded an increase of 9.7% and exports recorded an increase of 11.6%, compared with 2005. In 2007, automobile production increased by 6.0%, domestic sales recorded an increase of 6.7% and exports recorded an increase of 13.2%, compared with 2006.

Electronics. In 2003, electronics production increased by 17.2% and exports increased by 22.1%, each compared with 2002 primarily due to the continued growth in global information technology products demand. In 2003, export sales of semiconductor memory chips constituted approximately 10.1% of the Republic’s total exports. In 2004, electronics production increased by 27.3% and exports increased by 35.7%, each compared with 2003 primarily due to growth in exports of semiconductor memory chips and global information technology products. In 2004, export sales of semiconductor memory chips constituted approximately 10.4% of the Republic’s total exports. In 2005, electronics production increased by 17.6% and exports increased by 13.1%, each compared with 2004 primarily due to continued growth in exports of semiconductor memory chips and global information technology products. In 2005, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. In 2006, electronics production increased by 22.3% and exports increased by 24.6%, each compared with 2005. In 2006, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic’s total exports. In 2007, electronics production increased by 13.7% and exports increased by 4.5%, each compared with 2006. In 2007, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports.

Iron and Steel. In 2003, crude steel production totaled 46.3 million tons, an increase of 2.0% from 2002. Domestic sales increased by 3.8% and exports increased by 31.8%. In 2004, crude steel production totaled 47.5 million tons, an increase of 2.6% from 2003. Domestic sales increased by 4.1% and exports increased by 44.4% due to increased demand in China. In 2005, crude steel production totaled 47.8 million tons, an increase of

0.6% from 2004. Domestic sales decreased by 0.2% and exports increased by 11.7% due to continued strong demand in China. In 2006, crude steel production totaled 48.5 million tons, an increase of 1.3% from 2005. Domestic sales increased by 5.7% and exports increased by 10.8%. In 2007, crude steel production totaled 51.5 million tons, an increase of 6.3% from 2006. Domestic sales increased by 10.6% and exports increased by 18.7%.

Shipbuilding. In 2003, the Republic’s shipbuilding orders amounted to 16.0 million compensated gross tons, an increase of 146.2% compared to 2002. In 2004, the Republic’s shipbuilding orders amounted to 15.6 million compensated gross tons, a decrease of 2.5% compared to 2003. In 2005, the Republic’s shipbuilding orders amounted to 12.2 million compensated gross tons, a decrease of 21.8% compared to 2004. In 2006, the Republic’s shipbuilding orders amounted to 20.6 million compensated gross tons, an increase of 68.9% compared to 2005. In 2007, the Republic’s shipbuilding orders amounted to 32.6 million compensated gross tons, an increase of 58.3% compared to 2006.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2003, rice production decreased 10.9% from 2002 to 4.9 million tons. In 2004, rice production decreased 8.2% from 2003 to 4.5 million tons. In 2005, rice production increased 11.1% from 2004 to 5.0 million tons. In 2006, rice production decreased 4.0% from 2005 to 4.8 million tons. Based on preliminary data, in 2007, rice production decreased 2.1% from 2006 to 4.7 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. In 2003, 2004, 2005, 2006 and 2007, the Republic’s self sufficiency ratio was 53.3%, 50.3%, 54.0%, 53.6% and 51.1%, respectively.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2003, the agriculture, forestry and fisheries industry decreased by 5.3% compared to 2002 primarily due to unfavorable weather conditions. In 2004, the agriculture, forestry and fisheries industry increased by 9.2% compared to 2003 primarily due to increased production of rice, fruits and vegetables, as well as an increase in fishing catch. In 2005, the agriculture, forestry and fisheries industry increased by 0.7% compared to 2004 primarily due to slightly increased production of rice, fruits and corns. In 2006, the agriculture, forestry and fisheries industry decreased by 1.5% compared to 2005 primarily due to a slowdown in the cultivation and livestock industry. Based on preliminary data, in 2007, the agriculture, forestry and fisheries industry increased by 1.1% compared to 2006 primarily due to an increase in fishing catch which offset a decrease in the production of rice.

Construction

In 2003, the construction industry increased by 8.6% compared to 2002, mainly driven by a surge in building construction, notably of commercial and residential buildings. In 2004, the construction industry increased by 1.8% compared to 2003 primarily due to a steady increase in residential and commercial construction. In 2005, the construction industry decreased by 0.1% compared to 2004 primarily due to a slight decrease in residential and commercial construction. In 2006, the construction industry increased by 0.3% compared to 2005 primarily due to a slight increase in the construction of residential and commercial buildings. Based on preliminary data, in 2007, the construction industry increased by 1.8% compared to 2006 primarily due to an increase in the construction of commercial buildings which offset a slight decrease in the construction of residential buildings.

The construction industry is currently experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy. The Government has recently announced that it will adopt measures to support the Korean construction industry, including a (Won)5 trillion program to buy unsold housing units and land from construction companies.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2003	215.1	208.3	96.8
2004	220.2	213.0	96.7
2005	228.6	221.3	96.8
2006	233.4	225.9	96.8
2007	234.1	226.3	96.7

Source:	Korea Energy Economics Institute.

Korea has no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
2003	51.1	23.7	102.4	47.6	32.4	15.1	29.2	13.5	215.1	100.0
2004	53.1	24.1	100.6	45.7	32.7	14.8	33.8	15.4	220.2	100.0
2005	54.8	24.0	101.5	44.4	36.7	16.1	36.1	15.5	228.6	100.0
2006	56.7	24.3	101.8	43.6	37.2	15.9	36.2	16.2	233.4	100.0
2007	59.7	25.5	104.5	44.6	30.7	13.1	39.2	16.7	234.1	100.0

Source:	Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 17,715 megawatts as of December 31, 2006.

Services Sector

In 2003, the transportation, storage and communications sector increased by 4.8% compared with 2002. In 2004, the transportation, storage and communications sector increased by 7.0%. In 2005, the transportation, storage and communications sector increased by 4.8%. In 2006, the transportation, storage and communications sector increased by 4.6%. Based on preliminary data, in 2007, the transportation, storage and communications sector increased by 5.4%. In 2003, the financing, insurance, real estate and business service subsector increased by 1.5% compared with 2002. In 2004, the financing, real estate and business service subsector increased by 1.4% compared to 2003. In 2005, the financing, real estate and business service subsector increased by 3.4% compared to 2004. In 2006, the financing, real estate and business service subsector increased by 4.3% compared to 2005. Based on preliminary data, in 2007, the financing, real estate and business service subsector increased by 5.0% compared to 2006.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase Over Previous Year	Consumer Price Index(1)	Increase Over Previous Year	Wage Index(1)(2)	Increase Over Previous Year	Unemployment Rate(1)(3)
	(2000=100)	(%)	(2005=100)	(%)	(2000=100)	(%)	(%)
2003	101.4	2.2	93.9	3.5	127.6	9.2	3.6
2004	107.6	6.1	97.3	3.6	135.2	6.0	3.7
2005	109.9	2.1	100.0	2.8	144.2	6.6	3.7
2006	112.4	2.3	102.2	2.2	152.5	5.7	3.5
2007	115.4	2.7	104.8	2.5	160.0	5.6	3.2

(1)	Average for year.
(2)	Nominal wage index of earnings in all industries.
(3)	Expressed as a percentage of the economically active population.

Source:	The Bank of Korea; Korea National Statistical Office.

The inflation rate, on an annualized basis, was 3.5% in 2003, 3.6% in 2004, 2.8% in 2005, 2.2% in 2006 and 2.5% in 2007. The inflation rate was 3.8% in the first quarter of 2008, 4.8% in the second quarter of 2008 and 5.5% in the third quarter of 2008, each compared to the same period of 2007.

The unemployment rate was 3.6% in 2003, 3.7% in 2004, 3.7% in 2005, 3.5% in 2006 and 3.2% in 2007. The unemployment rate was 3.4% in the first quarter of 2008, 3.1% in the second quarter of 2008 and 3.1% in the third quarter of 2008.

From 1992 to 2007, the economically active population of the Republic increased by 24.1% to 24.2 million, while the number of employees increased by 23.8% to 23.4 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal.

As of July 1, 2004, Korea adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees are also scheduled to adopt the five-day workweek by the end of 2011.

Approximately 10.3% of the Republic’s workers were unionized as of December 31, 2006. In the early 2000s, the labor unions of several of the Republic’s largest commercial banks, including Kookmin Bank, Chohung Bank (which was later acquired by Shinhan Bank) and Citibank (formerly KorAm Bank), staged strikes in response to consolidation in the banking industry. In addition, in the summer of 2004 and 2005, respectively, unionized workers of GS Caltex Corporation and Asiana Airlines staged strikes demanding better compensation and working conditions. In the fall of 2005, unionized workers at Hyundai Motor Company and Kia Motors Corp. went on strikes during annual contract talks. In December 2005, Korean Air’s unionized pilots also staged strikes demanding a higher wage increase. In the summer of 2006, unionized workers of Hyundai Motor Company and Kia Motors Corp. went on partial strikes demanding better compensation and working conditions, and unionized workers of Ssangyong Motor Company went on strike in response to the company’s proposed layoff plans. In July 2006, unionized workers of POSCO’s subcontractors initiated a sit-in strike at POSCO’s headquarters in Pohang demanding better wages and working conditions, disrupting POSCO’s operations for nine days. Also, in June 2007, unionized workers of Hyundai Motor Company went on partial strikes demanding a higher bonus increase. Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controls five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	securities institutions;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Act on Capital Markets and Financial Investment Business, or ACMFIB, under which various industry-based capital markets regulatory systems currently in place will be consolidated into a single regulatory system. The ACMFIB, which will become effective in February 2009, will expand the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function- based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the ACMFIB classifies the financial investment companies into a total of 81 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2007, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout Korea, six regional banks and 50 branches of 36 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,430 domestic branches and offices, 54 overseas branches, four overseas representative offices and 21 overseas subsidiaries as of September 30, 2007.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Agricultural Cooperative Federation (which merged with the National Livestock Cooperative Federation in July 2000); and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2003	499.5	13.7	2.7
December 31, 2004	512.3	10.1	2.0
December 31, 2005	548.0	7.0	1.3
December 31, 2006	645.4	5.8	0.9
December 31, 2007	733.9	5.4	0.7
September 30, 2008(1)	854.3	6.9	0.8

(1)	Preliminary

Source: Financial Supervisory Service.

Most of the growth in total loans since the end of 2002 has been attributable to loans to the retail sector, accounting for 51.7% of total loans as of September 30, 2007, compared to 34.3% as of December 31, 1999.

A group of the Republic’s banks, including seven nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)1.7 trillion in 2003, compared to an aggregate net profit of (Won)5.0 trillion in 2002, primarily due to increased loan loss provisions for SK Networks and credit card companies. In 2004, these banks posted an aggregate net profit of (Won)8.8 trillion compared to an aggregate net profit of (Won)1.7 trillion in 2003, primarily due to decreased loan loss provisions and increased investment income. In 2005, these banks posted an aggregate net profit of (Won)13.6 trillion primarily due to decreased loan loss provisions and increased commissions and foreign exchange revenues. In 2006, these banks posted an aggregate net profit of (Won)13.6 trillion. Based on preliminary data, in 2007, these banks posted an aggregate net profit of (Won)15.0 trillion. Based on preliminary data, in the first nine months of 2008, these banks posted an aggregate net profit of (Won)8.4 trillion, compared to an aggregate net profit of (Won)13.2 trillion in the same period of 2007, primarily due to decreased gains on disposition of equity holdings converted from loans and increased loan loss provisions.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	investment institutions, including merchant banks, asset management companies and the Korea Securities Finance Corporation;

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2007, two merchant banks were operating in the country. As of December 31, 2007, the total assets of Korea’s merchant banks amounted to an aggregate of (Won)1,794.4 billion.

As of August 18, 2008, 58 asset management companies, which manage trust assets and/or assets held by investment companies under the Indirect Investment Asset Management Business Act, with assets totaling approximately (Won)334.4 trillion, were operating in Korea.

The Korean Bank Act permits banks to provide trust account management services under the Trust Business Act, as well as asset management services under the Indirect Investment Asset Management Business Act, effective January 5, 2004, with the approval of the Financial Services Commission. In this regard, pursuant to an addendum to the Indirect Investment Asset Management Business Act, banks already engaged in trust account management services for money trust products (excluding products that are managed under specified investment policies) under the Trust Business Act are permitted to continue offering such services, provided they qualified as an asset management company under the Indirect Investment Asset Management Business Act before July 5, 2004. In addition, banks that failed to qualify as an asset management company before July 5, 2004, may apply for qualification pursuant to separate procedures under the Indirect Investment Asset Management Business Act. Banks segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks’ financial statements. As of March 31, 2008, assets of trust accounts of all banks providing trust account management services totaled (Won)97.7 trillion.

The country had 107 mutual savings banks as of December 31, 2007, with assets totaling (Won)57,905.0 billion.

As of December 31, 2007, 12 domestic life insurance institutions, two joint venture life insurance institutions and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)297.3 trillion as of December 31, 2007, were operating in the Republic.

As of September 30, 2007, six credit card companies operated in the country with loans totaling approximately (Won)38.6 trillion, of which 3.3% were classified as non-performing loans.

Money Markets

In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

As of December 31, 2007, 40 domestic securities companies (including joint venture securities companies) and 14 branches of foreign securities companies operated in Korea.

The Korea Stock Exchange, a non-profit corporation wholly owned by its member firms began operations in 1956 as Korea’s only stock exchange. It had a single trading floor located in Seoul. The exchange imposed daily limits on share price movements to avoid excessive fluctuation. The Korea Composite Stock Price Index was comprised of all equities listed on the exchange. The exchange opened a stock index futures market in May 1996 and an options market in July 1997.

In addition to the Korea Stock Exchange, Korea has two over-the-counter stock markets. The KOSDAQ Stock Market was established in July 1996, and the OTC Bulletin Board Market was launched in March 2000 for trading of shares not listed on either the Korea Stock Exchange or the KOSDAQ. Pursuant to the Korea Securities and Futures Exchange Act promulgated in January 2004, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange were merged into a single exchange known as the Korea Exchange in January 2005. Following this merger, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange were organized into the Stock Market Division of the Korea Exchange, the KOSDAQ Market Division of the Korea Exchange and the Futures Market Division of the Korea Exchange, respectively.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2003	810.7
January 30, 2004	848.5
February 27, 2004	883.4
March 31, 2004	880.5
April 30, 2004	862.8
May 31, 2004	803.8
June 30, 2004	785.8
July 31, 2004	735.3
August 31, 2004	803.6
September 30, 2004	835.1
October 29, 2004	834.8
November 30, 2004	878.1
December 30, 2004	895.9
January 31, 2005	932.7
February 28, 2005	1,011.4
March 31, 2005	965.7
April 30, 2005	911.3
May 31, 2005	970.2
June 30, 2005	1,008.2
July 29, 2005	1,111.3
August 31, 2005	1,083.3
September 30, 2005	1,221.0
October 31, 2005	1,158.1
November 30, 2005	1,297.4

December 29, 2005	1,379.4
January 31, 2006	1,399.8
February 28, 2006	1,371.6
March 31, 2006	1,359.6
April 28, 2006	1,419.7
May 30, 2006	1,317.7
June 30, 2006	1,295.2
July 31, 2006	1,297.8
August 31, 2006	1,352.7
September 29, 2006	1,371.4
October 31, 2006	1,364.6
November 30, 2006	1,432.2
December 28, 2006	1,434.5
January 31, 2007	1,360.2
February 28, 2007	1,417.3
March 31, 2007	1,452.6
April 30, 2007	1,542.2
May 31, 2007	1,700.9
June 30, 2007	1,743.6
July 31, 2007	1,933.3
August 31, 2007	1,873.2
September 28, 2007	1,946.5
October 31, 2007	2,064.9
November 30, 2007	1,906.0
December 28, 2007	1,897.1
January 31, 2008	1,624.7
February 29, 2008	1,711.6
March 31, 2008	1,704.0
April 30, 2008	1,825.5
May 30, 2008	1,852.0
June 30, 2008	1,674.9
July 31, 2008	1,594.7
August 29, 2008	1,474.2
September 30, 2008	1,448.1
October 31, 2008	1,113.1
November 28, 2008	1,076.1

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach a high of 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets increased significantly in September and October 2008, there has been a significant overall decline and continuing volatility in the stock prices of Korean companies. The index was 1,181.0 on December 19, 2008.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

The core inflation rate, which is the consumer price index adjusted to remove the non-cereal agriculture and petroleum components, is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces its overnight call rate target on a monthly basis. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 10, 2003, The Bank of Korea cut its policy rate to 3.75% from 4.00%, which was further lowered to 3.5% on August 12, 2004 and 3.25% on November 11, 2004, in order to help economic recovery and to address financial market instability. On October 11, 2005, The Bank of Korea raised the policy rate to 3.5%, which was further raised to 3.75% on December 8, 2005, to 4.0% on February 9, 2006 and to 4.25% on June 8, 2006, in response to the increasing side-effects of a low interest rate environment including inflationary pressures coupled with signs of the recovery of the real economy. On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, which was further raised to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, which was further lowered to 4.25% on October 27, 2008, 4.0% on November 7, 2008 and 3.0% on December 11, 2008, in order to address financial market instability and to help combat the slowdown of the domestic economy.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2003	2004	2005	2006	2007
	(billions of won)
Money Supply (M1)(1)	298,952.9	321,727.7	332,344.9	371,087.6	316,382.7
Quasi-money(2)	599,116.5	632,994.8	689,103.8	778,174.5	957,229.2
Money Supply (M2)	898,069.4	954,722.5	1,021,448.7	1,149,262.1	1,273,611.9
Percentage Increase Over Previous Year	3.0%	6.3%	7.0%	12.5%	10.8%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source:	The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as approved by the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require the approval of, or a report to, either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998 the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and was subsequently amended in October 2000, December 2000, December 2005 and January 2007. In principle, most currency and capital transactions, including, among others, the following transactions have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency made by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions”. The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Exchange Rates

Won/U.S. Dollar Exchange Rate
December 31, 2003	1,197.8
January 31, 2004	1,173.7
February 27, 2004	1,176.2
March 31, 2004	1,146.6
April 30, 2004	1,167.7
May 31, 2004	1,165.7
June 30, 2004	1,152.5
July 31, 2004	1,171.3
August 31, 2004	1,153.8
September, 30, 2004	1,147.9
October 30, 2004	1,122.3
November 30, 2004	1,047.9
December 31, 2004	1,043.8
January 31, 2005	1,026.4
February 28, 2005	1,008.1
March 31, 2005	1,024.3
April 30, 2005	1,001.8
May 31, 2005	1,002.5
June 30, 2005	1,024.4
July 30, 2005	1,025.7
August 31, 2005	1,031.0
September 30, 2005	1,038.0
October 31, 2005	1,042.7
November 30, 2005	1,036.3
December 30, 2005	1,013.0
January 31, 2006	971.0
February 28, 2006	969.0
March 31, 2006	975.9
April 28, 2006	945.7

Won/U.S. Dollar Exchange Rate
May 30, 2006	947.4
June 30, 2006	960.3
July 31, 2006	953.1
August 31, 2006	959.6
September 29, 2006	945.2
October 31, 2006	944.2
November 30, 2006	929.9
December 29, 2006	929.6
January 31, 2007	940.9
February 28, 2007	938.3
March 31, 2007	940.3
April 30, 2007	929.4
May 31, 2007	929.9
June 30, 2007	926.8
July 31, 2007	923.2
August 31, 2007	939.9
September 28, 2007	920.7
October 31, 2007	907.4
November 30, 2007	929.6
December 31, 2007	938.2
January 31, 2008	943.9
February 29, 2008	937.3
March 31, 2008	991.7
April 30, 2008	999.7
May 31, 2008	1,031.4
June 30, 2008	1,043.4
July 31, 2008	1,008.5
August 29, 2008	1,081.8
September 30, 2008	1,187.7
October 31, 2008	1,291.4
November 28, 2008	1,482.7

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through December 19, 2008, the value of the Won relative to the U.S. dollar declined by approximately 27.6%, due primarily to adverse economic conditions resulting from recent liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was (Won)1,296.5 to US$1.00 on December 19, 2008.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments

Classification	2003	2004	2005	2006	2007(3)
	(millions of dollars)
Current Account	11,949.5	28,173.5	14,980.9	5,385.2	5,954.3
Goods	21,952.0	37,568.8	32,683.1	27,905.1	29,409.4
Exports(1)	197,289.2	257,710.1	288,970.7	331,842.0	378,982.0
Imports(1)	175,337.2	220,141.3	256,287.6	303,936.9	349,572.6
Services	(7,424.2)	(8,046.1)	(13,658.2)	(18,960.7)	(20,574.9)
Income	326.3	1,082.8	(1,562.5)	533.7	768.5
Current Transfers	(2,904.6)	(2,432.0)	(2,481.5)	(4,092.9)	(3,648.7)
Capital and Financial Account	13,909.4	7,598.8	4,756.5	17,972.0	6,232.3
Financial Account(2)	15,307.8	9,351.6	7,096.9	21,098.1	8,621.9
Capital Account	(1,398.4)	(1,752.8)	(2,340.4)	(3,126.1)	(2,389.6)
Changes in Reserve Assets	(25,849.4)	(38,710.5)	(19,805.8)	(22,112.9)	(15,128.2)
Net Errors and Omissions	(9.5)	2,938.2	68.4	(1,244.3)	2,941.6

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.

Source: Monthly Bulletin, February 2008; The Bank of Korea.

The Republic recorded a current account surplus of approximately US$5.4 billion in 2006 compared with a current account surplus of US$15.0 billion in 2005, primarily due to a decrease in surplus from the goods account from US$32.7 billion to US$27.9 billion and an increase in deficit from the service account from US$13.7 billion to US$19.0 billion.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$6.0 billion in 2007 compared with a current account deficit of US$5.4 billion in 2006, primarily due to an increase in surplus from the goods account.

Based on preliminary data, the Republic recorded a current account deficit of approximately US$9.0 billion in the first ten months of 2008 compared with a current account surplus of US$5.3 billion in the same period of 2007, primarily due to a decrease in surplus from the goods account.

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(1)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
2003	193,817.4	178,826.7	14,990.7	108.4
2004	253,844.7	224,462.7	29,382.0	113.1
2005	284,418.7	261,238.3	23,180.4	108.9
2006	325,464.8	309,382.6	16,082.2	105.2
2007(2)	371,489.0	356,845.8	14,643.3	104.1

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(2)	Preliminary

Source:	Principal Economic Indicators, February 2008; The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2003	As % of Total	2004	As % of Total	2005	As % of Total	2006	As % of Total	2007(2)	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	2,792.3	1.4	3,122.7	1.2	3,174.4	1.1	3,167.7	1.0	3,531.7	1.0
Raw Materials and Fuels	9,048.4	4.6	13,061.4	5.1	18,650.9	6.6	25,071.5	7.7	29,442.5	7.9
Light Industrial Products	27,298.3	14.1	29,606.7	11.7	26,332.1	9.3	26,864.0	8.3	27,469.7	7.4
Heavy & Chemical Industrial Products	154,678.5	79.8	208,053.8	82.0	236,261.3	83.1	270,361.7	83.1	311,045.1	83.7
Petroleum & Derivatives	6,788.5	3.5	10,336.7	4.1	15,519.8	5.5	20,602.8	6.3	24,212.4	6.5
Textile Yarn & Thread	1,557.3	0.8	1,590.7	0.6	1,437.5	0.5	1,337.9	0.4	1,464.5	0.4
Woven & Textile Fabrics	6,107.1	3.2	6,006.4	2.4	5,703.8	2.0	5,271.6	1.6	5,194.6	1.4
Clothing	3,627.4	1.9	3,378.4	1.3	2,568.6	0.9	2,173.2	0.7	1,909.3	0.5
Tyres & Inner Tube	1,715.1	0.9	2,093.9	0.8	2,439.3	0.9	2,562.4	0.8	2,853.5	0.8
Chemicals & Chemical Products	16,592.4	8.6	22,675.4	8.9	27,295.5	9.6	31,234.9	9.6	36,822.5	9.9
Metal Goods	13,094.4	6.8	18,621.5	7.3	22,478.6	7.9	27,172.4	8.3	31,593.7	8.5
Machinery & Precision Equipment	14,457.7	7.5	20,431.6	8.0	26,143.2	9.2	28,984.6	8.9	36,163.8	9.7
Electronic & Electronic Products	74,525.9	38.5	96,701.1	38.1	103,255.0	36.3	115,742.7	35.6	126,914.3	34.2
Passenger Cars	17,480.9	9.0	24,578.6	9.7	27,181.5	9.6	30,497.1	9.4	34,482.8	9.3
Ship & Boat	11,168.3	5.8	15,406.0	6.1	17,362.9	6.1	21,661.9	6.7	26,855.1	7.2

Total	193,817.4	100.0	253,844.7	100.0	284,418.7	100.0	325,464.8	100.0	371,489.1	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.
(2)	Preliminary

Source:	Monthly Bulletin, February 2008; The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.)(1)

	2003	As % of Total	2004	As % of Total	2005	As % of Total	2006	As % of Total	2007(2)	As % of Total
	(millions of dollars, except percentages)
Consumer Goods	23,072.5	12.9	25,737.1	11.5	25,704.3	9.8	30,411.1	9.8	36,975.9	10.4
Industrial Materials and Fuels	86,420.5	48.3	113,831.0	50.7	141,333.4	54.1	173,915.7	56.2	201,740.4	56.5
Capital Goods	69,333.7	38.8	84,894.6	37.8	94,200.6	36.1	105,055.9	34.0	118,129.4	33.1
Cereals	29,33.9	1.6	3,716.5	1.7	3,365.0	1.3	3,470.7	1.1	4,749.7	1.3
Goods for Direct Consumption	6,161.0	3.4	6,326.3	2.8	7,154.5	2.7	8,292.6	2.7	9,660.8	2.7
Consumer Nondurable Goods	4,574.2	2.6	4,867.4	2.2	5,440.0	2.1	6,835.8	2.2	7,989.8	2.2
Consumer Durable Goods	9,403.4	5.3	10,827.0	4.8	9,744.8	3.7	11,810.4	3.8	14,574.3	4.1
Fuels	38,155.5	21.3	49,355.1	22.0	66,487.2	25.5	85,347.4	27.6	94,626.2	26.5
Mineral	4,849.9	2.7	7,517.3	3.3	9,367.6	3.6	13,049.8	4.2	16,042.6	4.5
Light Industry Input	5,363.8	3.0	5,818.6	2.6	5,968.0	2.3	6,623.0	2.1	7,356.3	2.1
Chemicals	15,422.0	8.6	19,353.0	8.6	22,727.0	8.7	25,201.2	8.1	29,172.0	8.8
Iron & Steel Products	8,204.8	4.6	13,251.2	5.9	16,707.8	6.4	17,701.5	5.7	24,075.5	6.7
Non-ferrous Metal	5,279.0	3.0	7,766.4	3.5	8,599.8	3.3	12,329.2	4.0	14,306.1	4.0
Machinery & Precision Equipment	20,983.0	11.7	27,541.2	12.3	31,325.6	12.0	35,447.7	11.5	39,292.8	11.0
Electric & Electronic Machines	42,910.1	24.0	50,360.2	22.4	55,092.9	21.1	60,087.5	19.4	66,984.5	18.7
Transport Equipment	4,340.0	2.4	5,676.1	2.5	6,394.7	2.4	7,978.2	2.6	9,982.5	2.8
Crude Petroleum	23,081.6	12.9	29,917.2	13.3	42,605.8	16.3	55,864.9	18.1	60,323.5	16.9

Total	178,826.7	100.0	224,462.7	100.0	261,238.3	100.0	309,382.6	100.0	356,845.7	100.0

(1) These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.

(2)	Preliminary

Source:	Monthly Bulletin, February 2008; The Bank of Korea.

The Republic recorded a trade surplus of US$15.0 billion in 2003. Exports increased by 19.3% and imports increased by 17.6% compared to 2002.

In 2004, the Republic recorded a trade surplus of US$29.4 billion. Exports increased by 31.0% to US$253.8 billion and imports increased by 25.5% to US$224.5 billion from US$193.8 billion of exports and US$178.8 billion of imports, respectively, in 2003.

In 2005, the Republic recorded a trade surplus of US$23.2 billion. Exports increased by 12.0% to US$284.4 billion and imports increased by 16.4% to US$261.2 billion from US$253.8 billion of exports and US$224.5 billion of imports, respectively, in 2004.

In 2006, the Republic recorded a trade surplus of US$16.1 billion. Exports increased by 14.5% to US$325.5 billion and imports increased by 18.5% to US$309.4 billion from US$284.4 billion of exports and US$261.2 billion of imports, respectively, in 2005.

Based on preliminary data, the Republic recorded a trade surplus of US$14.6 billion in 2007. Exports increased by 14.1% to US$371.5 billion and imports increased by 15.3% to US$356.8 billion from US$325.5 billion of exports and US$309.4 billion of imports, respectively, in 2006.

Based on preliminary data, the Republic recorded a trade deficit of US$13.7 billion in the first ten months of 2008. Exports increased by 21.0% to US$366.3 billion and imports increased by 31.5% to US$380.0 billion from US$302.7 billion of exports and US$289.0 billion of imports, respectively, in the same period of 2007.

The Republic’s largest trading partners, the United States, Japan and China accounted for the following percentages of the country’s imports and exports:

	2003		2004		2005		2006		2007
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
	(percentages of total imports or exports)
United States	17.7	13.9	16.9	12.8	14.5	11.7	13.3	10.9	12.3	10.4
Japan	8.9	20.3	8.5	20.6	8.4	18.5	8.2	16.8	7.1	15.8
China(1)	25.7	13.8	26.7	14.7	27.2	15.6	27.2	16.4	27.1	18.3

(1)	Includes Hong Kong.

Source: Ministry of Knowledge Economy.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty of economic prospects for affected countries in particular, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies.

In April 2007, the Republic and the United States reached an agreement on a bilateral free trade agreement, or FTA, which was subsequently signed by both nations in June 2007. The FTA was submitted for ratification to the Korean National Assembly in September 2007. As of December 16, 2008, the FTA has not been submitted for ratification to the U.S. Congress.

Non-Commodities Trade Balance

In 2003, the Republic recorded a non-commodities trade deficit in its current account of approximately US$7.1 billion. The non-commodities trade deficit decreased to US$7.0 billion in 2004 but increased to US$15.2 billion in 2005 and US$18.4 billion in 2006. Based on preliminary data, in 2007, the non-commodities trade deficit increased to US$19.8 billion.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2003	2004	2005	2006	2007
	(millions of dollars)
Gold(1)	$70.9	$72.3	$73.6	$74.2	$74.3
Foreign Exchange	154,508.8	198,175.3	209,967.7	238,387.9	261,770.7

Total Gold and Foreign Exchange	154,579.7	198,247.6	210,041.6	238,462.1	261,845.0
Reserve Position at IMF	751.6	785.4	305.8	440.0	310.5
Special Drawing Rights	21.0	32.7	43.3	54.0	68.6

Total Official Reserves	$155,352.3	$199,066.1	$210,390.7	$238,956.1	$262,224.1

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$200.5 billion as of November 30, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions and to defend the value of the Won against depreciation.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Ministry of Strategy and Finance must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	2003	2004	2005	2006	2007(2)
	(billions of won)
Total Revenues	171,945	178,784	191,446	209,573	243,633
Current Revenues	170,486	177,453	190,165	208,091	241,693
Total Tax Revenues	114,664	117,796	127,466	138,044	161,459
Income Profits and Capital Gains	46,420	48,112	54,456	60,367	74,273
Tax on Property	2,921	2,996	4,683	6,281	8,725
Tax on Goods and Services	50,906	51,800	53,401	54,996	59,835
Customs Duties	6,847	6,796	6,318	6,858	7,411
Others	7,570	8,090	8,608	9,542	11,216
Social Security Contribution	20,703	22,848	24,905	27,315	29,739
Non-Tax Revenues	35,119	36,788	37,795	42,733	50,495
Capital Revenues	1,459	1,331	1,281	1,482	1,940
Total Expenditures and Net Lending	164,303	173,538	187,946	205,928	209,810
Total Expenditures	166,812	172,140	184,922	200,181	202,703
Current Expenditures	136,212	144,148	160,274	173,688	169,658
Goods and Services	29,827	33,869	36,165	38,987	34,496
Interest Payments	6,598	8,710	10,094	12,150	13,444
Subsidies and Other Transfers(1)	96,498	99,537	111,448	119,997	119,565
Subsidies	424	748	724	764	680
Other Transfers(1)	96,074	98,789	110,724	119,233	118,885
Non-Financial Public Enterprises Expenditures	3,289	3,031	2,566	2,554	2,153
Capital Expenditures	30,600	26,992	24,648	26,493	33,045
Net Lending	(2,509)	1,398	3,024	5,746	7,107

(1)	Includes transfers to local governments, non-profit institutions, households and abroad.
(2)	Preliminary.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2003, revenues increased by approximately 8.2%, which represented 23.7% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)7.6 trillion in 2003.

For 2004, revenues increased by approximately 4.0%, which represented 22.9% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)5.2 trillion in 2004.

For 2005, revenues increased by approximately 7.1%, which represented 23.6% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.5 trillion in 2005.

For 2006, revenues increased by approximately 9.5%, which represented 24.7% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.6 trillion in 2006.

For 2007, based on preliminary data, revenues increased by approximately 16.3%, which represented 27.0% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)33.8 trillion in 2007.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2007:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	9,518.6	US$	9,518.6	(2)
German Mark (DM)	DM	13.5		10.2
Japanese Yen (¥)		¥18,298.6		162.5
Euro (EUR)	EUR	875.0		1,288.2

Total			US$	10,979.5

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2007.
(2)	The Government repaid US$3,000 million of debt in April 2008.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of won)
2003	141,395.2
2004	182,201.5
2005	227,066.3
2006	262,380.6
2007	278,800.8

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2003	2004	2005	2006	2007
	(billions of won)
Domestic	79,131.7	65,350.5	54,667.7	36,436.6	33,031.1
External(1)	1,458.5	699.3	310.2	73.4	31.8

Total	80,590.2	66,049.8	54,977.9	36,510.1	33,062.9

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

In response to the recent adverse conditions in global financial markets, the Government announced in October 2008 that it would guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion, for a period of three years from the date such debt was incurred.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	2003	2004	2005	2006	2007
	(billions of dollars)
Foreign Currencies	148.9	161.3	176.3	246.4	327.9
Korean Won	8.6	11.0	11.6	13.7	54.3

Total External Liabilities	157.6	172.3	187.9	260.1	382.2

	December 31,
	2003	2004	2005	2006	2007
	(billions of dollars)
Long-term Debt	106.6	115.9	122.0	146.3	221.9
General Government	11.6	10.4	8.5	10.3	31.9
Monetary Authorities	3.2	4.0	4.8	5.7	13.2
Banks	27.0	30.0	32.2	40.4	60.2
Other Sectors	64.9	71.5	76.5	89.9	116.5
Short-term Debt	50.8	56.3	65.9	113.8	160.3

Monetary Authorities	2.1	2.0	2.2	3.9	8.2
Banks	40.8	44.5	51.3	96.1	133.8
Other Sectors	7.9	9.9	12.4	13.7	18.3

Total External Liabilities	157.4	172.3	187.9	260.1	382.2

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2007
	(%)			(million of units)
US$	0.75-8.875	1966-2006	2007-2025	US$	9,518.6
Japanese Yen (¥)	4.0-5.0	1983-1990	2005-2015		¥18,298.6
German Mark (DM)	2.0-2.2	1977-1985	2007-2021	DM	13.5
Euro (EUR)	3.625-4.25	2005-2006	2015-2021	EUR	875.0

Total External Funded Debt(1)				US$	10,979.5

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2007.

B. External Guaranteed Debt of the Government(1)

Name	Interest Rates	Years of Issue	Years of Maturity	Principal Amounts Outstanding as of December 31, 2007
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None
2. Borrowings
The Korea Development Bank(2)	Floating	1999	2008	18.3
Industrial Bank of Korea	Floating	1999	2008	15.6

Total Borrowings(3)				33.9

Total External Guaranteed Debt(3)				33.9

(1)	The Government announced in October 2008 that it would guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion, for a period of three years from the date such debt was incurred.
(2)	The Government announced in June 2008 that it plans to guarantee certain other outstanding debt of The Korea Development Bank in case The Korea Development Bank is privatized as planned.
(3)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2007.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2007
	(%)			(billions of won)
1. Bonds
Foreign Exchange Stabilization Bonds	4.50-6.93	2002-2003	2006-2008	3.000.0
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	3.50-11.09	1997-2007	2006-2015	227,373.3
Interest-Bearing Treasury Bond for National Housing I	3.0-5.0	1997-2007	2000-2010	38,674.5
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1983-2007	2000-2019	4,068.2
Interest-Bearing Treasury Bond for National Housing III	0	2005	2025	594.2
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	11.3

Total Bonds				273,721.5

2. Borrowings
Borrowings from The Bank of Korea				1,117.2
Borrowings from the Sports Promotion Fund				75.0
Borrowings from the Civil Servant Pension Fund				465.0
Borrowings from the Export Insurance Fund				510.0
Authorized Government Debt beyond Budget Limit				2,912.1
Sub-Total				5,079.3

Total Internal Funded Debt				278,800.8

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Name	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2007
	(%)			(billions of won)
1. Bonds of Government-Affiliated Corporations
Korea Asset Management Corporation	4.53-5.05	2003	2008	2,300.0
Korea Deposit Insurance Corporation	0.01-7.14	2001-2007	2007-2012	30,563.3

Total Bonds				32,863.3

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1967	2000-2023	167.8

Total Borrowings				167.8

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The Republic may irrevocably guarantee the payment of principal of, and interest on, one or more series of debt securities. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other;

•	whether any of the terms set out herein will differ for the debt securities;

•	whether the Republic will irrevocably guarantee the payment of principal of, and interest on, the debt securities; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities.

We may, however, create or permit a security interest:

•

on any promissory debt securities or commercial paper discounted or otherwise provided as security to or issued or held by us created in favor of The Bank of Korea in the normal operation of The Bank of Korea’s discount facilities or facilities for the funding of loans by us to our customers; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity; or

•	of a statutory nature arising in the ordinary course of our business but unrelated to our activities of borrowing or raising money; or

•	on any real estate owned by us imposed by a tenant of such real estate as security for repayment of any key money paid by the tenant; or

•	arising by operation of Korean law or given preference by law following our failure to meet an obligation, although we will not permit such a security interest to exist for more than 30 days.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.	Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

4,	Moratorium/Default:

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated; or

•	we cease to conduct the banking business.

6.	Failure of Support: the Republic fails to provide financial support for us as required under Article 44 of the KDB Act as of the date of the debt securities of such series.

7.	Control of Assets: the Republic ceases to own and control us (directly or indirectly).

8.	IMF Membership/World Bank Membership: the Republic ceases to be a member of the IMF or the International Bank for Reconstruction and Development (World Bank).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

We may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•

permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

We may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If we were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of debt securities with OID.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•	the terms of the debt securities purchasable upon exercise of the warrants, as described above under “—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel, Yulchon (formerly known as Woo Yun Kang Jeong & Han), has informed us that there would be certain conditions to be met under Korean law regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

We have appointed the General Manager of our New York Branch, Mr. Kye Dong Kim, and the Senior Deputy General Manager of our New York Branch, Mr. Shin Hyung Lee, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

The Minister of Strategy and Finance of Korea must receive a notification with respect to the issuance by us of debt securities before we may issue debt securities outside the Republic. After issuance of debt securities outside the Republic, we are required to notify the Minister of Strategy and Finance of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

Description of Guarantees to be Issued by Us

The description below summarizes some of the provisions of the guarantees that we may issue from time to time. Copies of the forms of guarantees are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The description of a guarantee that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by us as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to our other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

Description of Guarantees to be issued by The Republic of Korea

The description below summarizes some of the provisions of the guarantees that the Republic may issue from time to time to guarantee our debt securities. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee. Therefore, we urge you to read the “Rules for the State Guarantee of External Debt of Korean Banks” (as may be amended from time to time, the “Guarantee Rules”), including the form of guarantee, published on the website of the Ministry of Strategy and Finance (http://mosf.go.kr). We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information. The following summary is based on the Guarantee Rules effective as of the date of this prospectus. The Internet address of the Ministry of Strategy and Finance website is not intended to be used as a hyperlink and the information contained therein does not constitute part of this prospectus and is not incorporated by reference into this prospectus.

The prospectus supplement relating to a guarantee to be issued by the Republic will specify other specific provisions. The description of a guarantee to be issued by the Republic that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

Government Guarantee Program

In response to the recent adverse conditions in global financial markets, the Government announced in October 2008 that it would guarantee foreign currency-denominated debt (but excluding foreign currency deposits and subordinated debt) of 18 Korean banks and their overseas branches owed to non-residents (including branches of foreign banks located in the Republic and as defined in Article 3 of the Foreign Exchange Transaction Act of Korea) issued or incurred between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion (or its equivalent in other currencies), for a period of three years from the date such debt was issued or incurred. The National Assembly approved this government guarantee program (the “Government Guarantee Program”) on October 30, 2008 and the Minister of Strategy and Finance published the Guarantee Rules, which set forth details of the Government Guarantee Program, on October 31, 2008.

In order to apply for the Government guarantee, an eligible bank must complete and submit an application form to the Minister of Strategy and Finance. The application must set out details of the debt to be guaranteed and be accompanied by a review opinion of the Chairman of the Financial Services Commission. Upon an application by an eligible bank for the Government guarantee, the Minister of Strategy and Finance will determine whether to approve the application based on review of the identity of the creditor, the terms of the debt and other relevant factors.

Under the Guarantee Rules, we are eligible to participate in the Government Guarantee Program and are entitled to apply for the Government guarantee. The maximum amount of debt that we may incur with the benefit of the Government guarantee (including principal and accrued interest) is US$16,195 million (or its equivalent in other currencies) (subject to adjustment by the Ministry of Strategy and Finance). We are required to pay, as with other participating banks, guarantee fees to the Government, at a rate of 1% per annum, on the outstanding balance of debt securities guaranteed by the Republic on the basis of a year consisting of 360 days. However, the Minister of Strategy and Finance may set different guarantee fee rates for different participating banks or adjust the guarantee fee rate depending on market conditions, financial condition of us or the other relevant participating bank and other relevant factors.

Pursuant to the Guarantee Rules, we entered into a memorandum of understanding relating to the improvement of our foreign currency operations (“Guarantee MOU”) and a memorandum of understanding relating to the rationalization of our management operations (“Management MOU”), in each case, with the Financial Supervisory Service on November 14, 2008. The Guarantee MOU, among other things, restricts the use of proceeds from the issuance of the debt guaranteed by the Government to refinancing or repayment of existing debt or to certain lending operations for small- and medium-sized enterprises or exporting companies. If there is a high chance for us to fail to perform our payment obligations under the debt guaranteed by the Government, the Guarantee MOU requires us to make a report to the Chairman of the Financial Supervisory Service and take immediate measures, including disposing of our foreign-currency denominated assets, to meet our payment obligations in order to avoid the Government guarantee being triggered. Pursuant to the Guarantee MOU, we are also required to dispose of our non-core foreign currency-denominated assets and diversify our foreign currency funding resources. Under the Management MOU, we are required to improve liquidity positions of small- and medium-sized enterprises and exporters by providing them adequate financing and endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. The Management MOU also requires us to improve our productivity by adjusting our compensation system, including by implementation of a compensation structure based on long-term performance results. The Financial Supervisory Service will conduct regular reviews of our compliance with the terms of the Guarantee MOU and the Management MOU and, if our review is unsatisfactory, may impose sanctions, such as reduction of the maximum amount of debt that we may incur with the benefit of the Government guarantee or increase in the guarantee fees that we have to pay for the Government guarantee.

General Terms of the Guarantees

•	The Republic may irrevocably guarantee the principal of, and interest on, one or more series of debt securities issued by us in accordance with Article 92 of the National Finance Act;

•

Any holder of debt securities guaranteed by the Republic can demand the payment by the Republic of the principal of and accrued interest (including any default interest and related expenses) on such debt securities if (i) we fail to satisfy our payment obligations on a due date as required under the debt securities guaranteed by the Republic, or (ii) the debt securities guaranteed by the Republic are accelerated as a result of our failure to comply with the covenants under the debt securities guaranteed by the Republic. Any such demand must be made in writing in the prescribed form, and may be made only after failure by us to pay the amount due following demand for payment by the holders of the debt securities. Such demand must be accompanied by a copy of the guarantee executed and issued by the Republic (including documentary evidence to prove acceleration of the debt securities guaranteed by the Republic in case of acceleration) to the Minister of Strategy and Finance (and copy to Director-General of Fiscal Policy Bureau) pursuant to Article 8 of the Guarantee Rules. Upon such demand, the Republic shall promptly (after expiration of any applicable grace period) pay the holders such amount as demanded by such holders in accordance with the preceding sentence;

•

The obligation of the Republic under the guarantee shall terminate if the debt securities guaranteed by the Republic have been varied, amended, waived, released, novated, supplemented, extended or restated in any respect without the prior written consent of the Republic;

•

The obligation of the Republic under the guarantee shall become effective at the time the debt securities guaranteed by the Republic becomes effective and shall terminate at the maturity of the debt securities guaranteed by the Republic. In any event, the guarantee shall be effective only as to the payment obligations that are payable (at maturity, on scheduled payment dates, by acceleration or otherwise) on or before June 30, 2012 and only up to the sum of the principal and accrued interest (including default interest and related expenses) on such principal amount outstanding as of the date on which the payment obligations are due. The obligation of the Republic under the guarantee shall terminate unconditionally and irrevocably in respect of any debt security guaranteed by the Republic if the holder of such debt security fails to make a demand for guarantee payment within three months after the final stated maturity of the debt securities guaranteed by the Republic;

•

If the Republic makes a payment to the holders of debt securities under the guarantee, we are obligated to repay the Republic, within seven days of such guarantee payment, the amount of guarantee payment, together with any default interest or default compensation, if any, made by the Republic;

•

The Republic may amend the terms of the guarantee upon giving notice to us; provided, however, that such amendment may not adversely affect the interests of the holders unless such amendment is effected by a statute; and

•	The guarantee of the Republic will be governed by, and construed in accordance with, the laws of the Republic.

Risks Relating to the Guarantees to be Issued by the Republic

Guarantee Payments by the Republic May Be Delayed. Any payments by the Republic under the Guarantee Rules will be made after the holders of debt securities make a written demand to the Republic for the guarantee payment. Any such demand may be made only after (i) the failure by us to make a payment due on the debt securities following a demand for payment made by the holders of the debt securities after the due date for such payment and (ii) the expiration of any applicable grace period. Therefore, any payments under the guarantee by the Republic will be delayed from the date the payment is due under the terms of the debt securities.

In addition, while the Republic is required to make payments under the guarantee promptly after it receives a written demand from the holders of debt securities, there is no designated period within which the Republic is required to make such payments. Moreover, the approvals by the State Council and the President of the Republic may be required in order for the guarantee payment to be made by the Republic. Therefore, if the Republic does not timely make the guarantee payments after it receives a written demand for payment, the guarantee payments on the debt securities could be further delayed.

Holders of Debt Securities Guaranteed by the Republic May Lose the Right to Payment under the Guarantee Rules If You Fail to Follow the Demand Process under the Guarantee Program. In order to recover payment under the guarantee by the Republic after our failure to pay any amount due on your notes, you must make a written demand to the Republic in a prescribed form in accordance with the Guarantee Rules. As described above under “Description of Guarantees to be Issued by The Republic of Korea—General Terms of the Guarantees”, if you fail to make a written demand in the prescribed form or otherwise in accordance with the Guarantee Rules or such written demand is not made within three months after the maturity of the debt securities, you will be deprived of all rights and remedies with respect to the guarantee claim.

You May Not Be Able to Enforce the Guarantee in Courts Outside of the Republic. The Guarantee Rules do not contain any provision requiring the Republic to submit to the jurisdiction of any foreign court or waive any immunity which might be available to the Republic under the law of any foreign jurisdiction. As a result, you may not be able to enforce the guarantee in courts outside of the Republic.

The Government Guarantee Program Is New and Subject to Change. The Government Guarantee Program is new and no claims have been made or paid under it to date. The Government Guarantee Program is governed by the Guarantee Rules that were adopted by the Ministry of Strategy and Finance on October 31, 2008, as well as the National Finance Act, Enforcement Decree of the National Finance Act and the Rules for the Management of State Guarantees. The Guarantee Rules may be amended by the Ministry of Strategy and Finance after the date of this prospectus. Moreover, the Republic may make an amendment to the terms of the guarantee that adversely affects the interests of the holders if such amendment is effected by a statute. Thus, your ability to obtain payment on your notes under the guarantee to be issued by the Republic is subject to the law, rules and regulations that could change at any time and from time to time in the future.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code”. The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions in effect as of the date of this Prospectus. These laws, regulations, rulings and/or decisions may change; any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a citizen of Korea;

•	a resident of Korea;

•	a corporation organized under Korean law;

•	a corporation of which the place of management is located in Korea; or

•	maintaining a permanent establishment or a fixed base in Korea for business, trade or otherwise.

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, as long as such debt securities are denominated in a currency other than Won, provided that the disposition does not involve a transfer of such debt securities within Korea or the disposition does not involve a transfer of such debt securities to a resident of Korea or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation). If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “Tax Treaties” below.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt security, the subsequent transfer of the debt security by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt security as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

Stamp Duty

You will not be subject to any Korean transfer tax, stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Guarantees

Although there are no Korean tax laws, regulations or rulings specific to the payment under the guarantee herein, we believe any payments of interest on and principal amount of the debt securities (or the issued price if the debt securities were originally issued at a discount) by the Republic under the Republic’s guarantee on the debt securities denominated in a foreign currency and issued by us or any payments of interest on and principal amount of the debt securities (or the issued price if the debt securities were originally issued at a discount) by us under our guarantee on the debt securities denominated in a foreign currency and issued by a third-party Korean issuer are not subject to withholding tax. Further details of the tax consequences of the holders of our debt securities guaranteed by the Republic or third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 15%, and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under “—Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

United States Tax Considerations

Any U.S. federal tax advice included in this communication was not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal tax penalties.

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

•	a tax exempt organization; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Any special U.S. federal income tax considerations relevant to a particular issuance of debt securities will be discussed in the applicable prospectus supplement. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a foreign currency-denominated debt security in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 15% for debt securities held for more than one year. The ability of U.S. holders to offset capital losses against ordinary income is limited.

The gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Debt Securities”. The difference between the issue price and their stated redemption price at maturity will be the “original issue discount”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations (the “OID regulations”). You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under “—Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as qualified stated interest, and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. A floating rate debt security that does not qualify as a variable rate debt instrument will be subject to special rules (the “contingent payment regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). A detailed description of the tax considerations relevant to U.S. holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Notes and Other Notes Providing for Contingent Payments

The contingent payment regulations generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

PLAN OF DISTRIBUTION

We and the Republic, if a guarantee by the Republic is furnished, may sell or issue the debt securities, warrants or guarantees in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities, warrants or guarantees will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us and the Republic, if applicable, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we and the Republic, if a guarantee by the Republic is furnished, sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us and the Republic, if applicable. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We and the Republic, if a guarantee by the Republic is furnished, may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us and the Republic, if applicable, at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We and the Republic, if a guarantee by the Republic is furnished, may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. We may offer guarantees as consideration for transactions involving securities of other issuers.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, us and the Republic in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities or any guarantees will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. Kye Dong Kim, General Manager of our New York Branch, or Mr. Shin Hyung Lee, Senior Deputy General Manager of our New York Branch. The address of our New York Branch is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Yeo Kwon Yoon, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Governor and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth under “The Korea Development Bank” (except for the information set out under “The Korea Development Bank—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Korea Development Bank—Business—Government Support and Supervision” and “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our financial statements as of and for the years ended December 31, 2007 and 2006 included in this prospectus have been so included in reliance on the audit report of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11. Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	157,200
Printing Costs		250,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		600,000

Total	US$	1,907,200

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrants hereby undertake:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-9

(5)	The following Exhibits:

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

B-4	-	Rules for the State Guarantee of External Debt of Korean Banks.

B-5	-	Form of Guarantee to be issued by The Republic of Korea, including form of demand for guarantee payment.

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Governor of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Governor of The Korea Development Bank.

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea.

F	-	Consent of Samil PricewaterhouseCoopers.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States.

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Development Bank Act.

I	-	The Enforcement Decree of The Korea Development Bank Act.

J	-	The By-laws of The Korea Development Bank.

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Yulchon (formerly known as Woo Yun Kang Jeong & Han), 12th Floor, Textile Center, 944-31, Daechi-dong, Gangnam-gu, Seoul, The Republic of Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.

SIGNATURE OF THE KOREA DEVELOPMENT BANK

Pursuant to the requirements of the Securities Act of 1933, as amended, The Korea Development Bank has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 19th day of December, 2008.

THE KOREA DEVELOPMENT BANK

By:	EUOO SUNG MIN*†
Governor

†By:	/S/ IN JOO KIM
In Joo Kim
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 19th day of December, 2008.

THE REPUBLIC OF KOREA

By:	MAN-SOO KANG*†
Minister of Strategy and Finance

†By:	/S/ YEO KWON YOON
Yeo Kwon Yoon
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 19th day of December, 2008.

†By:	/S/ KYE DONG KIM
Kye Dong Kim

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 19th day of December, 2008.

†By:	/S/ SHIN HYUNG LEE
Shin Hyung Lee

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 19th day of December, 2008.

†By:	/S/ YEO KWON YOON
Yeo Kwon Yoon

Financial Attaché
Korean Consulate General in New York

EXHIBIT INDEX

Exhibit			Page
A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

B-4	-	Rules for the State Guarantee of External Debt of Korean Banks.

B-5	-	Form of Guarantee to be issued by The Republic of Korea, including form of demand for guarantee payment.

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Governor of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Governor of The Korea Development Bank.

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea.

F	-	Consent of Samil PricewaterhouseCoopers.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States.

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Development Bank Act.

I	-	The Enforcement Decree of The Korea Development Bank Act.

J	-	The By-laws of The Korea Development Bank.

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

Exhibit			Page
L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Yulchon (formerly known as Woo Yun Kang Jeong & Han), 12th Floor, Textile Center, 944-31, Daechi-dong, Gangnam-gu, Seoul, The Republic of Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.